Exhibit 2.1

Execution Version
AGREEMENT AND PLAN OF MERGER

BY AND AMONG
Marriott Vacations Worldwide Corporation,

SOMMELIER ACQUISITION CORP.,
CHAMPAGNE RESORTS INC.,

WELK HOSPITALITY GROUP, INC.,

AND

SELLERS’ REPRESENTATIVE

DATED AS OF JANUARY 26, 2021

TABLE OF CONTENTS
i

Exhibits

Exhibit A    Agreed Adjustment Principles
Exhibit A-1    Sample Closing Statement
Exhibit A-2    Sample Adjusted Working Capital and Agreed Working Capital Principles
Exhibit A-3    Sample Calculation of Indebtedness
Exhibit A-4    Sample Calculation of Cash
Exhibit A-5    Historical Principles
Exhibit A-6    Illustration of Preservation of 368(a) Reorganization

Exhibit B    Pro Rata Percentage of Sellers
Exhibit C    Form of Adjustment Escrow Agreement
Exhibit D    Form of Escrow Agreement
Exhibit E    RWI Policy
Exhibit F    Pre-Closing Restructuring Plan
Exhibit G    Form of Excluded Asset ROFO
Exhibit H    Form of PPP Loan Escrow Agreement
Exhibit I    Form of Restrictive Covenant Agreement
Exhibit J    Form of Resignation & Release
Exhibit K    Form of Resignation
Exhibit L    Form of Release of Claims
Exhibit M    Form of Indemnification Agreement
Schedules
Schedule A    Company Disclosure Schedule

v

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is entered into as of January 26, 2021 (this “Agreement”), by and among Marriott Vacations Worldwide Corporation, a Delaware corporation (“Parent”); Sommelier Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub I”); Champagne Resorts Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub II”); Welk Hospitality Group, Inc., a California corporation (the “Company”); and Jonathan P. Fredricks, solely in his capacity as the representative of Sellers (as hereinafter defined) (the “Sellers’ Representative”). Parent, Merger Sub I, Merger Sub II, the Company and, as applicable, the Sellers’ Representative, shall each be referred to in this Agreement as a “Party”, and collectively as the “Parties”. Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in Section 11.1.
WITNESSETH:
WHEREAS, the Acquired Companies are engaged in the business of leasing, owning, managing and developing real property in addition to managing, constructing, developing, marketing, financing (including collection and servicing activities relating thereto), offering and selling time share interests, including in connection with Ownerships, Other Company Products, Projects and Associations and other operations and services whether related thereto or otherwise (including hotels, golf facilities, retail establishments, activities venues, restaurants and websites) (the “Business”);
WHEREAS, the shareholders of the Company set forth on Exhibit B hereto under the heading “Sellers” (each individually, a “Seller” and collectively, “Sellers”) own all of the issued and outstanding shares of a single class of common stock (the “Shares”) of the Company, which constitute all of the issued and outstanding shares of capital stock of the Company;
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I will be merged with and into the Company, with the Company as the Surviving Corporation (“Merger I”), in accordance with the California General Corporation Law (the “CGCL”) and, as a result of which, Parent shall be the sole stockholder of the Surviving Corporation;
WHEREAS, immediately after the Effective Time, Parent will cause the Company, as the surviving corporation in Merger I, to merge with and into Merger Sub II, with Merger Sub II as the surviving corporation (such merger, “Merger II” and, together with Merger I, the “Mergers”), in accordance with the Delaware General Corporation Law;
WHEREAS, for U.S. federal income tax purposes, it is intended that Merger I and Merger II, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;
WHEREAS, each of the Company’s board of directors (the “Company Board”), Parent’s board of directors, Merger Sub I’s board of directors and Merger Sub II’s board of directors has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers;
WHEREAS, the Company Board has resolved to recommend that the Sellers approve the adoption of this Agreement and the Mergers;
WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Sellers (the “Supporting Sellers”) are simultaneously herewith entering into those certain Voting Agreements (the “Voting Agreements”), pursuant to which, among other things, such Sellers agree to vote shares of Company Stock owned by them in favor of the adoption of this Agreement and the Mergers;
WHEREAS, Parent, as the sole stockholder of Merger Sub I and the sole stockholder of Merger Sub II, has adopted and approved this Agreement and the consummation of the Mergers and the Transaction;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to the Company’s willingness to enter into this Agreement, Parent has obtained an executed binder from the insurance company identified therein committing to issue (subject to the terms and conditions thereof) the RWI Policy; and
WHEREAS, prior to the Closing, the Company will implement the Pre-Closing Restructuring.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE 1
THE MERGERS
1.1Mergers.
(a)Surviving Corporation
(i)Merger I. Upon the terms and subject to the conditions of this Agreement, and in accordance with the CGCL, at the Effective Time, Merger Sub I shall be merged with and into the Company. The separate corporate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). Merger I shall have the effects set forth in this Agreement and specified in the CGCL.
(ii)Merger II. Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger Sub II, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger Sub II shall continue as the surviving entity (the “Surviving Corporation II”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Corporation II.

Merger II shall have the effects set forth in this Agreement and specified in the Delaware General Corporation Law.
(b)Certificate of Incorporation; Bylaws.
(i)Merger I. At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation. At the Effective Time, the bylaws of the Company shall be the bylaws of the Surviving Corporation.
(ii)Merger II. At the Second Effective Time, the certificate of incorporation of Merger Sub II shall be amended and restated to conform to the certificate of incorporation of the Surviving Corporation as in in effect immediately prior to the Second Effective Time and shall thereafter be the certificate of incorporation of the Surviving Corporation II until thereafter amended in accordance with the provisions thereof and applicable Law. At the Second Effective Time, the bylaws of Merger Sub II shall be the bylaws of the Surviving Corporation II until thereafter amended in accordance with the provisions thereof and applicable Law.
(c)Board of Directors.
(i)Merger I. The directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.
(ii)Merger II. Parent shall take all actions as may be necessary such that (a) the directors of the Surviving Corporation immediately prior to the Second Effective Time shall be the directors of the Surviving Corporation II from and after the Second Effective Time and (b) the officers of the Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Corporation II from and after the Second Effective Time, in the case of clause (a) or (b), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation II’s certificate of formation and operating agreement and applicable Law.
(d)Certificates of Merger.
(i)Merger I. As promptly as practicable following the date of the special meeting of the shareholders of the Company held pursuant to Section 6.26, the Company and Merger Sub I shall file with the Secretary of State of the State of California a certificate of merger (as initially filed or replaced as contemplated herein, the “Certificate of Merger I”) executed in accordance with, and containing such information as is required by the relevant provisions of the CGCL in order to effect Merger I. Merger I shall become effective at 12:01 a.m. Eastern Time on the Closing Date specified in the Certificate of Merger I that shall have been duly filed with, and accepted by, the Secretary of State of the State of California; provided, that if, at any time prior to the last Business Day immediately prior to the Closing Date specified in such Certificate of Merger I, the Company or Merger Sub I reasonably believes that all of the conditions set forth in Sections

7.1 and 7.3, or Sections 7.1 and 7.2, respectively, shall not be satisfied (or waived) on such date, the Parties shall execute and file with the Secretary of State of California a certificate stating that, by appropriate corporate action, the transactions set forth in the Certificate of Merger I have been revoked and are null and void; provided, further, that as promptly as practicable following the date of the filing of such revocation, the Company and Merger Sub I shall file with the Secretary of State of the State of California a replacement Certificate Merger I specifying a later effective time of 12:01 a.m. Eastern Time on the date anticipated by the Parties to be the Closing Date (such effective date and time hereinafter referred to as “Effective Time”). In connection with Merger I, Company and Merger Sub I shall file with the Secretary of State of the State of Delaware a certificate of merger executed in accordance with, and containing such information as is required by the relevant provisions of the Delaware General Corporation Law.
(ii)Merger II. Immediately following the Effective Time, and as part of an integrated transaction, Surviving Corporation and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger (“Certificate of Merger II” and each of which, including the Certificate of Merger I, may be referred to as a “Certificate of Merger”) executed in accordance with, and containing such information as is required by the relevant provisions of the Delaware General Corporation Law in order to effect Merger II. Merger II shall become effective at the time Certificate of Merger II shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger II (such date and time hereinafter referred to as the “Second Effective Time”). As promptly as practicable following the Second Effective Time, Surviving Corporation and Merger Sub II shall file with the Secretary of State of the State of California a certificate of approval of merger satisfying the applicable requirements of the CGCL (the filing of which, for the avoidance of doubt, is not required to effect Merger II).
(e)Effect on Capital Stock. At the Effective Time, by virtue of Merger I and without any action on the part of Parent, Merger Sub I or the Company, or any Seller:
(i)Conversion of Shares.
(A)Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
(B)Subject to Sections 1.1(h), 1.1(i), and 1.5, each Share issued and outstanding immediately prior to the Effective Time, other than the Dissenting Shares, will, by virtue of Merger I and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration.
(C)Each share of capital stock of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall, at the Second Effective Time, not be affected by Merger II and shall remain as the outstanding and issued shares of capital stock of the Surviving Corporation II.
(ii)Cancellation of Shares.
(A)From and after the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to Section 1.1(e)(i) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Shares shall automatically be converted into and thereafter represent only the right to receive the Merger Consideration into which the Shares represented by such Book-Entry Share or Certificates have been converted pursuant to Section 1.1(e)(i) (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”).
(B)From and after the Second Effective Time, all of the common stock of the Surviving Corporation, and for the avoidance of doubt, the Company Stock, shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Second Effective Time, and no consideration or payment shall be delivered or deliverable in exchange therefor.
(iii)Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly exercises and perfects a demand of appraisal of such Shares pursuant to Chapter 13 of the CGCL and shall not have effectively withdrawn or lost such rights to appraisal and payment under the CGCL with respect to such Shares (collectively, “Dissenting Shares”) shall not be converted into or represent a right to receive Merger Consideration as provided in Section 1.1(e)(i)(B), but rather the holders of Dissenting Shares shall be entitled to payment by Parent of the fair market value of such Dissenting Shares in accordance with Chapter 13 of the CGCL; provided, however, that if any such holder shall fail to properly perfect or otherwise shall waive, withdraw or lose the right to appraisal under Chapter 13 of the CGCL, then the right of such holder to be paid the fair market value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 1.1(e)(i)(B), without interest thereon. The Company shall serve prompt notice to Parent of any demands, whether written or unwritten, received by the Company for appraisal of any Shares, and Parent shall have the right to participate in all negotiations and actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, (A) make any payment with respect to, or settle or offer to settle, any such demands, (B) engage in any communication with the holder of any Dissenting Shares with respect to such Person’s demand for appraisal of Shares, (C) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect dissenters’ or appraisal rights in accordance with the CGCL, or (D) agree to do any of the foregoing (A), (B) or (C).
(iv)Adjustment of Parent Common Stock. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.
(f)Exchange Agent. Prior to the Closing, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Cash Consideration, Stock Consideration and Cash Alternative Amount and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.
(g)Exchange of Certificates.
(i)Exchange Fund. Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the Sellers, for exchange in accordance with this Section 1.1, through the Exchange Agent, (i) shares of Parent Common Stock (which shall be in uncertificated book-entry form with restrictive notations customary for shares issued in a transaction not registered under the Securities Act) representing the full number of shares of Parent Common Stock necessary to pay the Stock Consideration and (ii) all of the cash necessary to pay the Cash Consideration and the aggregate Cash Alternative Amount (such shares of Parent Common Stock and cash provided to the Exchange Agent, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.1(g)(v). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 1.1(e)(i) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
(ii)Letters of Transmittal. The Company shall, no later than five (5) Business Days after the date of this Agreement, deliver to each Seller a letter of transmittal in customary form to each Seller, as prepared by the Company and reasonably acceptable to Parent, which letter of transmittal shall, among other things, (A) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (B) contain instructions for use in effecting the surrender of the Certificates (or duly executed affidavit of loss in lieu thereof) in exchange for the Merger Consideration, (C) require such Seller (other than the ESOP and the Person identified on Section 1.1(g)(ii) of the Company Disclosure Schedule (the “Specified Person”) to complete and deliver to Parent an accredited investor questionnaire in customary form, (D) require such Seller (other than the ESOP and the Specified Person) to consent to the identification by Parent of such Seller as a selling stockholder in the Registration Statement and to provide customary information and representations in connection therewith, (E) require such Seller (other than the ESOP) to waive any rights such Seller may have to demand appraisal of such Shares pursuant to Chapter 13 of the CGCL and require the ESOP to acknowledge that it has voted at the meeting of the shareholders of the Company contemplated by the Seller Notice and not exercised any rights it may have to demand and properly demand appraisal of such Shares pursuant to Chapter 13 of the CGCL, (F) require such Seller to waive certain claims against (I) the Acquired Companies (but not, for the avoidance of doubt, any claims for indemnification in connection with any D&O Indemnified Claims) and (II) the ESOP Trustee (provided that the ESOP shall not be required to waive any claims pursuant to the engagement letter by and between the Company and the ESOP Trustee (or any other related Contract) or the waiver of which would be in conflict with applicable Law (including the ESOP Trustee’s fiduciary duties), (G) require such Seller to authorize and appoint Sellers’ Representative for the purposes set forth in this Agreement, and (H) require such Seller to deliver an IRS Form W-9 (the “Letter of Transmittal”). The Company shall use reasonable best efforts to cause each Seller to deliver a fully completed and executed Letter of Transmittal and any applicable Tax forms that Parent or the Exchange Agent may reasonably require in connection therewith as soon as reasonably practicable following the date hereof but, in any event, at least seven (7) days prior to the Closing Date (except with respect to the ESOP Trustee). Upon surrender of a Certificate (or duly executed affidavit of loss in lieu thereof) for cancellation to the Exchange Agent (if applicable), together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of any Certificate or Book-Entry Share shall be entitled, from and after the Effective Time, to receive in exchange therefor the Merger Consideration into which the aggregate number of Shares previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 1.1(e)(i)(B), and the Certificate so surrendered shall forthwith be cancelled (if applicable). Subject to Section 1.1(h), in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if and only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to Parent or any agent designated thereby any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(iii)Dividends; Distributions. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Shares or Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.1(g)(v), in each case until the surrender of such Certificate in accordance with this Section 1.1. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof), there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.1(g)(v) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender or delivery payable with respect to such whole shares of Parent Common Stock.

(iv)Full Satisfaction. The Merger Consideration issued (and paid) in accordance with the terms of this Section 1.1 upon delivery and conversion of any Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Shares (other than the right to receive dividends or other distributions, if any, in accordance with this Section 1.1(g)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any bona fide Certificates formerly representing Shares are properly presented to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged as provided in this Section 1.1.
(v)No Fractional Shares of Parent Common Stock. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Shares pursuant to Section 1.1(e)(i) and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places (1/1,000th). In lieu of any such fractional shares, each Seller who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent ($0.01), equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 1.1(e)(i) (or would be entitled but for this Section 1.1(g)(v)) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to Sellers in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the Sellers entitled to receive such cash.
(vi)Return of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Sellers for twelve (12) months after the Effective Time shall be delivered to Parent, and any Seller who has not theretofore complied with this Section 1.1 shall thereafter look only to Parent as a general creditor (subject to abandoned property, escheat or similar Laws) for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 1.1(e)(i)(B).
(vii)No Liability. None of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 1.1(g)(vi)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 1.1(e)(i)(B) in respect of a Share would otherwise escheat to or become the property of any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(viii)Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Section 1.1 had such lost, stolen or destroyed Certificate been surrendered.
(ix)Exchange Fund Investment. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the Sellers, for exchange in accordance with this Section 1.1, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.
(h)Unaccredited Investors. If Parent determines, in its sole discretion, after review of the accredited investor questionnaire provided by any Seller in such Seller’s Letter of Transmittal, that such Seller is not an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act or is otherwise unsuitable to receive Parent Common Stock pursuant to this Agreement, then Parent shall be entitled to pay the Exchange Agent, for further payment to such Seller, an amount of cash consideration equal to the product of (A) the number of shares of Parent Common Stock that such Seller would otherwise be entitled to receive pursuant to this Section 1.1 multiplied by (B) the Parent Stock Price, and payment of such amount shall be in full satisfaction of such Seller’s right to receive any Per Share Stock Consideration; provided that prior to exercising its rights pursuant to this sentence, Parent shall use commercially reasonable efforts to (x) provide such Seller the reasonable opportunity, but no longer than two (2) days following notice by Parent to such Seller, to demonstrate to Parent’s sole satisfaction such Seller’s status as an accredited investor or suitability to receive Parent Common Stock pursuant to this Agreement and (y) issue the Per Share Stock Consideration in the form of Parent Common Stock to such Seller pursuant to an available exception or exemption to the registration requirements of the Securities Act. To the extent any Parent Common Stock is not issued to a Seller in accordance with this Section 1.1(h), the Exchange Agent shall promptly release to Parent such Parent Common Stock.
(i)Preservation of 368(a) Reorganization. Prior to making any payment (other than a payment of Parent Common Stock or any disbursement of cash in respect of any Contingent Consideration) to any Seller under this Agreement (including, for the avoidance of doubt, any payment pursuant to Section 1.4(d)(i)), Parent and Sellers’ Representative shall mutually determine if any amount of such payment would reasonably be expected to cause Merger I and Merger II, taken together, to fail to meet the “continuity of interest” requirement set forth in Section 1.368-1(e) of the Treasury Regulations (treating the required percentage of the “proprietary interests in the target” that must be preserved as 40%), and, if so determined, then Parent shall, in lieu of making any such payment of such amount in the form of cash, issue to the Exchange Agent, on behalf of and for the benefit of the Sellers, an amount of Parent Common Stock that Parent and Sellers’ Representative agree is necessary to cause the Mergers to satisfy the “continuity of interest” requirement set forth in Section 1.368-1(e) of the Treasury Regulations (treating the required percentage of the “proprietary interests in the target” that must be preserved as 40%). If Parent and Sellers’ Representative determine that an amount otherwise payable in cash will be made by issuing Parent Common Stock pursuant to this Section 1.1(i), Parent and Sellers’ Representative shall mutually determine the number of shares of Parent Stock required to be issued; provided, however, the mix of cash and Parent Common Stock paid to the Sellers (other than the ESOP Trust and the Specified Person) shall be adjusted accordingly to give effect to this Section 1.1(i). An illustration of the intended operation of this Section 1.1(i) is set forth in an example in Exhibit A6.
1.2Purchase Price. The aggregate purchase price for the Transaction, including for the releases included in the Letters of Transmittal, shall be an amount equal to the sum of (a) Four Hundred Seventy Million Dollars ($470,000,000), (b) plus the aggregate amount of the Estimated Closing Date Cash, (c) plus the Working Capital Adjustment Amount (which may be a negative number), (d) minus the amount of any Estimated Unpaid Company Transaction Expenses and (e) minus the amount of any Estimated Closing Date Indebtedness (such resulting amount pursuant to Sections 1.2(a)-(e), the “Estimated Purchase Price” and, as such amount may be adjusted and finally determined pursuant to the provisions of Section 1.4, the “Purchase Price”).
1.3Closing Payments. At the Closing, Parent shall pay or cause to be paid, by wire transfer of immediately available funds (each such payment, a “Closing Payment”), as follows:
(a)to the Adjustment Escrow Agent, the Adjustment Escrow Amount and any fees due to the Adjustment Escrow Agent under the Adjustment Escrow Agreement, to the account created for such purpose under the Adjustment Escrow Agreement;
(b)to the Indemnification Escrow Agent, the Indemnification Escrow Amount and any fees due to the Indemnification Escrow Agent under the Indemnification Escrow Agreement, to the account created for such purpose under the Indemnification Escrow Agreement;
(c)if there is any Indebtedness owed by the Acquired Companies on the PPP Loan as of the Closing, to the PPP Loan Escrow Agent, the PPP Loan Escrow Amount;
(d)if (x) the S-Corp Tax Opinion (in form mutually agreed upon by Parent and the Sellers’ Representative in good faith) has not been delivered to the Company on or prior to the Closing Date and (y) Parent has determined in accordance with Section 6.33 that the amounts set forth in the Section 357(c) Spreadsheet do not establish to Parent’s good faith satisfaction that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement, then to the Indemnification Escrow Agent, the Special Tax Escrow Amount;
(e)on behalf of the Acquired Companies, to the relevant payees thereof, an aggregate cash amount equal to the amount of all Estimated Unpaid Company Transaction Expenses and the Payoff Debt; and
(f)on behalf of the Sellers, to the account of the Sellers’ Representative, a cash amount equal to the Representative Expense Fund.
Each of the Closing Payments shall be made by wire transfer of immediately available funds in the amounts and to the bank accounts designated in writing by the Company in the Pre-Closing

Statement (as defined below) delivered pursuant to Section 1.4(a); provided, however, that the Aggregate Transaction Bonus Payments and the LTIP Settlement Amount shall be paid to the Company on the Closing Date pursuant to Section 6.14 and thereafter the Company shall pay the payees thereof through the next regularly-scheduled Company payroll.
1.4Adjustment of the Purchase Price.
(a)Pre-Closing Statement; Sample Closing Statement. Not later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Pre-Closing Statement”) setting forth in reasonable detail the Company’s good faith estimate and underlying calculation of each of (i) (A) the Closing Date Cash (the “Estimated Closing Date Cash”), (B) the Adjusted Working Capital (the “Estimated Adjusted Working Capital”) and the resulting Working Capital Adjustment Amount, (C) the Unpaid Company Transaction Expenses (the “Estimated Unpaid Company Transaction Expenses”) and (D) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”) and (ii) (A) the Estimated Purchase Price and Closing Payments, (B) the Cash Consideration and Per Share Cash Consideration, (C) the Stock Consideration, Per Share Stock Consideration and Cash Alternative Amount, in each case derived therefrom in accordance with Section 1.3. The Pre-Closing Statement, including the calculations of Estimated Closing Date Cash, Estimated Adjusted Working Capital, Estimated Unpaid Company Transaction Expenses and Estimated Closing Date Indebtedness, shall be consistent with the Accounting Rules and Agreed Adjustment Principles set forth on Exhibit A (the “Sample Closing Statement”).
(b)Closing Statement. No later than sixty (60) days after the Closing Date, Parent shall cause to be prepared in good faith and delivered to the Sellers’ Representative (i) a statement (the “Closing Statement”), in form substantially similar to the Pre-Closing Statement and consistent with the Sample Closing Statement, setting forth in reasonable detail, with reasonable supporting documentation, Parent’s calculation of (A) the Closing Date Cash, (B) the Unpaid Company Transaction Expenses, (C) the Closing Date Indebtedness, (D) the Adjusted Working Capital and the resulting Working Capital Adjustment Amount and (E) the Purchase Price derived therefrom, and (ii) a balance sheet of the Company as of 11:59 pm Eastern Time on the day immediately prior to the Closing Date, in each case prepared in accordance with the Accounting Rules and Agreed Adjustment Principles set forth on Exhibit A, which shall be so certified by the Chief Financial Officer of Parent. For the avoidance of doubt, unless the Sellers’ Representative otherwise agrees in writing, Parent may not amend, adjust, supplement or modify the Closing Statement or the amount of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness or Adjusted Working Capital set forth therein following its delivery to the Sellers’ Representative. If Parent fails to deliver the Closing Statement within such sixty (60) day period, then in addition to any other rights Sellers may have under this Agreement, the Sellers’ Representative shall have the right to elect, on behalf of Sellers, that the Estimated Closing Date Cash, the Estimated Unpaid Company Transaction Expenses, the Estimated Closing Date Indebtedness and the Estimated Adjusted Working Capital be deemed to be the amount of the Closing Date Cash, the Unpaid Company Transaction Expenses, the Closing Date Indebtedness and the Adjusted Working Capital, as applicable, and be final and binding and used for purposes of calculating the adjustment pursuant to Section 1.4(d). The Parties acknowledge that no adjustments may be made to the Adjusted Working Capital Target.

(c)Disputes.
(i)The Sellers’ Representative shall have forty-five (45) days to review the Closing Statement after receipt of the Closing Statement. If the Sellers’ Representative disagrees with Parent’s calculation of any of the Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness or Adjusted Working Capital as set forth in the Closing Statement, the Sellers’ Representative may, within such forty-five (45) day period, deliver a notice to Parent (a “Dispute Notice”) disagreeing with such calculation and, to the extent the Sellers’ Representative is reasonably able to so specify, setting forth the Sellers’ Representative’s basis and reasonable supporting documentation for such disagreement. If the Sellers’ Representative fails to deliver a Dispute Notice during such forty-five (45) day period, the Sellers’ Representative shall have waived Sellers’ rights to contest the Closing Statement, and the calculations of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital set forth therein shall be deemed to be final and binding upon the Parties and such amount shall be used for purposes of calculating the adjustment pursuant to Section 1.4(d).
(ii)If a Dispute Notice shall be duly delivered pursuant to Section 1.4(c)(i), the Sellers’ Representative and Parent shall, during the thirty (30) days following such delivery, attempt to reach agreement on the disputed items or amounts to determine, as may be required, the amount(s) of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital, as applicable. Any such agreement shall be in writing and shall be final and binding upon the Parties. If during such period, the Sellers’ Representative and Parent are unable to reach such agreement, then all amounts and items remaining in dispute shall be submitted by the Sellers’ Representative and Parent to Withum Smith + Brown, PC (the “Accounting Referee”) for a determination resolving such disputed items or amounts for the purpose of calculating Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness or Adjusted Working Capital (it being agreed and understood that the Accounting Referee shall act as an arbitrator to determine such disputed items or amounts (and, as a result thereof, Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital) in accordance with this Agreement and shall do so based solely on presentations and information provided by Parent and Sellers’ Representative and not by independent review). Promptly after its appointment, the Accounting Referee shall determine the process and procedures governing the resolution of any disputed items by the Accounting Referee (it being agreed and understood that such process shall include, at a minimum, appropriate measures to ensure compliance by the applicable Parties with Section 1.4(e) and the process and procedures for the submission of any written presentations by the Sellers’ Representative and Parent and the time periods thereof). In conducting its review, the Accounting Referee shall consider only those items or amounts properly included in the Closing Statement and Parent’s calculations of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness or Adjusted Working Capital as to which the Sellers’ Representative has disagreed and not resolved with Parent. The scope of the disputes to be resolved by the Accounting Referee shall be limited to fixing mathematical errors, determining whether the amounts set forth on the Closing Statement or the Closing Balance Sheet were properly obtained from and in accordance with the books and records of the Acquired Companies and determining whether any items in dispute were determined in accordance with this Agreement (including the definitions of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital, and the Accounting Rules and Agreed

Adjustment Principles set forth on Exhibit A) and the Accounting Referee is not to make any other determination or determination inconsistent with methods of determination set forth herein. The Accounting Referee shall deliver to the Sellers’ Representative and Parent, as promptly as practicable (but in any case no later than thirty (30) days from the date the Parties agree on the process and procedures governing the resolution of any disputed items by the Accounting Referee), a report setting forth its calculations of the amount(s) of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital (as applicable), which amount(s) shall, in each case, be within the range of dispute between Parent and the Sellers’ Representative. Such report shall be final and binding upon the Parties and shall be used for purposes of calculating the adjustment pursuant to Section 1.4(d). Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 1.4(c) shall be the exclusive mechanism for resolving the disputes set forth in this Section 1.4(c)(ii) regarding the Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital, if any. Judgment may be entered upon the determination of such Accounting Referee in any court having jurisdiction over the Party against which such determination is to be enforced.
(iii)If the Sellers’ Representative and Parent submit disputed amounts and items to the Accounting Referee for resolution, the Sellers’ Representative and Parent shall each pay their own costs and expenses incurred under this Section 1.4(c). The fees, costs and expenses of the Accounting Referee shall be borne by Sellers, on the one hand, and Parent, on the other hand, in proportion to the relative amount each of the Sellers’ Representative’s and Parent’s determination has been modified such that the Party prevailing on the greatest dollar value of such disputes pays for the lesser proportion of the fees, with any amount to be borne by Sellers to be paid out of the Adjustment Escrow Funds. For example, if Sellers’ Representative challenges the calculation of the Adjusted Working Capital by an amount of One Hundred Thousand Dollars ($100,000), but the Accounting Referee determines that Sellers’ Representative has a valid claim for only Sixty Thousand Dollars ($60,000), Sellers shall bear (out of the Adjustment Escrow Funds) forty percent (40%) of the fees and expenses of the Accounting Referee and Parent shall bear the other sixty percent (60%) of such fees and expenses.
(d)Final Adjustment. Following the time that the amounts of the Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital are finally determined pursuant to this Section 1.4 (such finally determined amounts, respectively, the “Final Closing Date Cash”, the “Final Unpaid Company Transaction Expenses”, the “Final Closing Date Indebtedness” and the “Final Adjusted Working Capital”), the Purchase Price shall (for the purposes of this Section 1.4(d)) be recalculated using the amounts of the Final Closing Date Cash, the Final Unpaid Company Transaction Expenses, the Final Closing Date Indebtedness and the Final Adjusted Working Capital in lieu of the Estimated Closing Date Cash, the Estimated Unpaid Company Transaction Expenses, the Estimated Closing Date Indebtedness and the Estimated Adjusted Working Capital and:
(i)if (x) the result of the Purchase Price as finally determined pursuant to this Section 1.4 is greater than (y) the Estimated Purchase Price (such excess of (x) less (y), the “Surplus”), then Parent shall, within five (5) Business Days after the Final Closing Date Cash, the Final Unpaid Company Transaction Expenses, the Final Closing Date Indebtedness and the Final

Adjusted Working Capital are finally determined pursuant to this Section 1.4, pay to Sellers on a pro rata basis (based on such Seller’s Pro Rata Percentage) by wire transfer of immediately available funds to an account(s) designated in writing by Sellers, an aggregate amount equal to the Surplus, and the Sellers’ Representative and Parent shall jointly instruct the Adjustment Escrow Agent in writing to release any amounts of the Adjustment Escrow Funds to the Sellers on a pro rata basis (based on such Seller’s Pro Rata Percentage); or
(ii)if (x) the result of the Purchase Price as finally determined pursuant to this Section 1.4 is less than (y) the Estimated Purchase Price (such deficit of (x) relative to (y), the “Deficit”), then the Sellers’ Representative and Parent shall, within five (5) Business Days after the Final Closing Date Cash, the Final Unpaid Company Transaction Expenses, the Final Closing Date Indebtedness and the Final Adjusted Working Capital are finally determined pursuant to this Section 1.4, jointly instruct the Adjustment Escrow Agent in writing to pay to Parent by wire transfer of immediately available funds, out of the Adjustment Escrow Funds, an amount equal to the Deficit. If the Deficit is less than the amount of the Adjustment Escrow Funds, Sellers’ Representative and Parent shall jointly instruct the Adjustment Escrow Agent in writing to release to Sellers on a pro rata basis (based on such Seller’s Pro Rata Percentage) the remaining Adjustment Escrow Funds by wire transfer of immediately available funds to an account designated in writing by Sellers. Sellers shall have no obligation to Parent to the extent the Deficit exceeds the Adjustment Escrow Amount.
Upon payment of the amounts provided in this Section 1.4(d) in accordance herewith, none of the Parties may make or assert any claim under this Section 1.4.
(e)Cooperation. During the period of time from and after the Closing Date through the final determination of the Final Closing Date Cash, the Final Unpaid Company Transaction Expenses, the Final Closing Date Indebtedness and the Final Adjusted Working Capital and payment of the Surplus or Deficit, if and as applicable, in accordance with this Section 1.4, (i) the Sellers’ Representative shall use reasonable efforts to, and shall cause the Sellers’ Representative’s representatives to, and Parent shall and shall cause the Company and each of Parent’s and the Company’s representatives to, reasonably cooperate and assist in any review by the Accounting Referee of the Closing Statement and the calculations of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital in the conduct of the review referred to in this Section 1.4, and (ii) upon the reasonable request of the Sellers’ Representative, Parent shall afford, and shall cause the Company to afford, to the Sellers’ Representative (and any accountants, counsel or financial advisers retained by the Sellers’ Representative in connection with the review of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital) and to the Accounting Referee in connection with any review by the Accounting Referee in accordance with this Section 1.4, reasonable direct access during normal business hours upon reasonable advance notice to all the properties, books, records, contracts, documents, information, personnel and representatives (including the Company’s accountants) of the Company and such representatives (including the work papers of the Company’s accountants) relevant to such review or preparation of the Closing Statement and to the determination of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness and Adjusted Working Capital, and, if reasonably requested by the Sellers’ Representative, shall provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested. Other than actions expressly contemplated herein, no actions taken by Parent on its own behalf or on behalf of the Company, on or following the Closing Date shall be given effect for purposes of determining the Closing Date Cash, the Unpaid Company Transaction Expenses, the Closing Date Indebtedness and the Adjusted Working Capital.
1.5Withholding. Parent or its designee and any Acquired Company shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of any Tax Law with respect to the making of such payment; provided, that, other than for any deduction or withholding imposed in connection with payments made in connection with the employment of the payee or as a result of the failure of any Seller to deliver an IRS Form W-9, at least five (5) days prior to withholding each Person shall provide notice of such Person’s intention to withhold and shall reasonably cooperate in reducing or eliminating such withholding (if any reduction or elimination is available). To the extent any amounts are so deducted or withheld and timely paid over to the appropriate Taxing Authority, the deducted or withheld amounts, as applicable, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
1.6Further Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, to vest the Surviving Corporation with full right, right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, then, upon the reasonable request of the other Party, each of the Company, Parent and their respective directors and officers are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such necessary action, subject to applicable Law.
ARTICLE II
CLOSING
2.1Closing. The closing of the Transaction (including the Merger I and Merger II) (the “Closing”) shall take place at the offices of Hogan Lovells US LLP, Columbia Square, 555 Thirteenth Street NW, Washington, DC 20004 on the first day of the immediately succeeding calendar month after the third (3rd) Business Day following the calendar day on which all of the conditions contained in Article VII (except for those conditions which by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions) are satisfied or waived in accordance with this Agreement, but in any event not earlier than April 1, 2021, or on such other date, place and time as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”. For financial accounting and Tax purposes, to the extent permitted by Law, the Closing shall be deemed to have become effective as of 12:01 a.m. Eastern Time on the Closing Date. The Parties acknowledge and agree that the Sellers shall exercise, consistent with the terms and conditions of this Agreement and applicable Law, complete control and supervision over the Acquired Companies’ operations at all times from the date of this Agreement until 12:01 a.m. Eastern Time on the Closing Date.

2.2Deliveries by the Sellers’ Representative or Company at Closing. At the Closing, Sellers’ Representative or the Company, as applicable, shall deliver, or cause to be delivered, to Parent the following:
(a)the certificates required by Section 7.2(a) and Section 7.2(b);
(b)the stock certificates, if any, representing the shares of capital stock, membership interests or other equity interests of the Company Subsidiaries, except to the extent any such shares of capital stock, membership interests or other equity interests are pledged to any lender in respect Payoff Debt, in which case any such shares of capital stock, membership interests or other equity interests shall be delivered to Parent promptly after Closing but in any event no later than ten (10) Business Days following the Closing;
(c)all books and records and other property of the Acquired Companies or any Managed Association (i) in any Seller’s possession or (ii) under any Seller’s control and not already also in the possession of the Acquired Companies;
(d)evidence reasonably satisfactory to Parent that each Contract or arrangement set forth on Section 2.2(d) of the Company Disclosure Schedule is terminated as of the Closing;
(e) (i) executed payoff letters in customary form reasonably satisfactory to Parent (the “Payoff Letters”) with respect to all Indebtedness of the Acquired Companies that is outstanding immediately prior to the Closing held by the Persons set forth on Section 2.2(e) of the Company Disclosure Schedule (the “Payoff Debt”) and customary Lien release documents with respect to all related Liens in or upon the assets or properties of the Acquired Companies to be released upon the repayment of such Indebtedness and (ii) to the extent applicable, final invoices for the Unpaid Company Transaction Expenses;
(f)if there is any Indebtedness owed by the Acquired Companies on the PPP Loan as of the Closing, the PPP Loan Escrow Agreement duly executed by the PPP Loan Escrow Agent and the Company;
(g)evidence reasonably satisfactory to Parent of the License Amendments and Cross-Use Amendments;
(h)evidence in a form reasonably satisfactory to Parent of the resignation (which shall be in the form of (i) Exhibit J for each Person that does not submit a Letter of Transmittal pursuant to this Agreement and who is receiving a Transaction Bonus Payment or (ii) Exhibit K for each Person submitting a Letter of Transmittal pursuant to this Agreement or who is not receiving a Transaction Bonus Payment) or removal of, as applicable, effective as of the Closing, those Persons that are directors, officers or managers, as applicable, of the Acquired Companies and the Associations that are employees of the Acquired Companies and designated by Parent to the Company in writing at least five (5) Business Days prior to Closing;
(i)the Adjustment Escrow Agreement, duly executed by the Sellers’ Representative and the Adjustment Escrow Agent;

(j)the Indemnification Escrow Agreement, duly executed by the Sellers’ Representative and the Indemnification Escrow Agent;
(k)the Release of Claims Escrow Agreement, duly executed by the Sellers’ Representative and the Indemnification Escrow Agent;
(l)a written opinion from Hogan Lovells US LLP to the Company (in form mutually agreed upon by the Parent and the Sellers’ Representative in good faith) that (i) Merger I and Merger II, taken together, will qualify as a “reorganization” under Section 368(a)(1)(A) by virtue of Section 368(a)(2)(D) of the Code and (ii) Sections 361(b) and (c) of the Code will apply, and thus no gain or loss will be recognized by the Company, upon the Company’s exchange of its assets for cash and Parent Stock and the Company’s distribution of such cash and Parent Stock to the Sellers pursuant to the Mergers (provided, however, that such opinion will not address whether, notwithstanding the application of Sections 361(b) and (c), gain or loss will be recognized by the Company with respect to the Mergers pursuant to any other provision of the Code or Treasury Regulations promulgated thereunder, including Code Sections 367, 481 and 453B);
(m)if (x) the S-Corp Tax Opinion (in form mutually agreed upon by Parent and the Sellers’ Representative in good faith) has not been delivered to the Company on or prior to the Closing Date and (y) Parent has determined in accordance with Section 6.33 that the amounts set forth in the Section 357(c) Spreadsheet do not establish to Parent’s good faith satisfaction that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement, the Special Tax Escrow Agreement, duly executed by the Sellers’ Representative and the Indemnification Escrow Agent;
(n)with respect to the real property Excluded Asset identified on Section 2.2(n) of the Company Disclosure Schedule, a right of first offer, in favor of Parent, to acquire such Excluded Asset, substantially in the form of Exhibit G (the “Excluded Asset ROFO”), duly executed by the owner of such Excluded Asset;
(o)a license agreement, duly executed by the Person holding the Retained Marks, pursuant to and in accordance with Section 6.16(b);
(p)the opinion of Strategic Equity Group issued to the ESOP Trustee, effective as of the Closing Date, in accordance with Section 6.30;
(q)the Releases of Claims pursuant to Sections 6.31(a);
(r)minutes of a duly called meeting of the board of directors of the Welk Resorts Platinum Association, on behalf of each of the following associations, at which it has ratified and confirmed the actions taken at an October 27, 2020 meeting of the Welk Resorts Platinum Association board of directors, electing, in its capacity as the sole member of each Association, the boards of directors of the following Associations: Welk Resorts Branson Villas VOA, Welk Resorts Cabo Villas VOA, Welk Resorts Mountain Villas VOA, Welk Resorts Northstar VOA, Welk Resorts Breckenridge VOA;

(s)an indemnification agreement in substantially the form of Exhibit M executed by the Persons identified on Section 2.2(s) of the Company Disclosure Schedule (the “Indemnification Agreement”); and
(t)the Restrictive Covenant Agreements pursuant to Section 6.28(a).
2.3Deliveries by Parent at the Closing. At Closing, Parent shall deliver, or cause to be delivered, to Sellers’ Representative and the payees referenced in Section 1.3, as applicable, the following:
(a)to each of payees referenced in Section 1.3, the applicable Closing Payment, as set forth in the Pre-Closing Statement delivered pursuant to Section 1.4(a);
(b)on behalf of the Acquired Companies, to the applicable Indebtedness holders, the amounts necessary for the full discharge of the then outstanding balance of the Payoff Debt (if any) in accordance with the applicable Payoff Letters by wire transfer of immediately available funds to the account(s) designated in such Payoff Letters by the holders of such Indebtedness;
(c)to the Sellers’ Representative, the Adjustment Escrow Agreement, duly executed by Parent;
(d)to the Sellers’ Representative, the Indemnification Escrow Agreement, duly executed by Parent;
(e)to the Sellers’ Representative, the Release of Claims Escrow Agreement, duly executed by Parent;
(f)if (x) the S-Corp Tax Opinion (in form mutually agreed upon by Parent and the Sellers’ Representative in good faith) has not been delivered to the Company on or prior to the Closing Date and (y) Parent has determined in accordance with Section 6.33 that the amounts set forth in the Section 357(c) Spreadsheet do not establish to Parent’s good faith satisfaction that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement, to the Sellers’ Representative, the Special Tax Escrow Agreement, duly executed by Parent;
(g)a license agreement, duly executed by Parent or its designated Affiliate, pursuant to and in accordance with Section 6.16(b); and
(h)to the Sellers’ Representative, the certificates required by Section 7.3(a) and Section 7.3(b).
2.4Long-Term Incentive Plan. Prior to the Closing, the Company shall take all actions necessary to cause (i) all unvested time-based LTIP Awards to become fully vested on the Closing Date, (ii) all unvested performance-based LTIP Awards that convert into time-based LTIP Awards at the Closing in accordance with the terms of the LTIP and the applicable award agreements, as determined by the Board of Directors of the Company, to become fully vested on the Closing Date, and (iii) all unvested performance-based LTIP Awards that do not convert into time-based LTIP Awards at the Closing in accordance with the terms of the LTIP and the applicable award agreements, as determined by the Board of Directors of the Company, to be forfeited effective as of the Closing. As soon as administratively practicable following the Closing (but in no event later than ten (10) Business Days after the Closing), the Company shall pay through the Company’s payroll to each holder of a vested LTIP Award the amount determined in accordance with the applicable award agreement pursuant to which such LTIP Award was granted (the aggregate amount payable in respect of LTIP Awards pursuant to this Section 2.4, the “LTIP Settlement Amount”), in each case, less required withholding Taxes.
ARTICLE III
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE ACQUIRED COMPANIES
Except as set forth on the disclosure schedule delivered by the Company to Parent on the date hereof concurrently with entry into this Agreement (the “Company Disclosure Schedule”) and attached to this Agreement as Schedule A, the Company hereby represents and warrants to Parent as follows as of the date of this Agreement, except to the extent that a representation, warranty or section of the Company Disclosure Schedule expressly states that such representation or warranty is made only as of an earlier date:
3.1Organization.
(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own or lease all of its properties and assets and to carry on the Business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of Business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Section 3.1(b) of the Company Disclosure Schedule sets forth a true and correct list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Each Subsidiary of the Company has all requisite organizational power and authority to own, lease or operate such Subsidiary’s properties and to carry on its Business as now being operated and conducted. Each Subsidiary of the Company is qualified or otherwise authorized to act as a foreign corporation or entity and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect.
3.2Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of the Transaction Agreements to which the Company is a party and the consummation of the Transaction have been duly authorized by all requisite corporate actions on the part of the Company. Each of the Transaction Agreements to which the Company is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties thereto) each such Transaction Agreement, when so executed and delivered, will constitute the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.
3.3Conflicts; Consents of Third Parties.
(a)Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, and assuming the making of the filings, declarations, and notifications and the receipt of the consents, waivers, approvals, Orders, Permits, authorizations, or waiting period terminations or expirations required under the HSR Act and the antitrust Laws of any other applicable jurisdiction or identified in Section 3.3(b), none of the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by the Company, conflicts with, violates or constitutes a default (with or without notice or lapse of time, or both) under, or permits the acceleration of any obligation under, or gives rise to a right of termination, modification or cancellation under any provision of (i) the articles of incorporation or bylaws of the Company; (ii) any Material Contract, Management Agreement, Insurance Policy, Real Property Lease or material Permit to which the Company is a party or by which any of its respective properties or assets are bound; or (iii) any Law applicable to the Company.
(b)Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, no consent, waiver, approval, Order, Permit waiting period expiration or termination, or authorization of, or declaration or filing with, or notification to, any Governmental Authority (a “Governmental Approval”) is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transaction by the Company, except for (i) filings or notifications made in the Ordinary Course of Business and (ii) any filing or termination of the waiting period or other approval required under the HSR Act and the antitrust Laws of any other applicable jurisdiction.
3.4Capitalization; Subsidiaries.
(a)The authorized capital stock of the Company consists of six million (6,000,000) shares of common stock, without par value (the “Company Stock”), of which 5 million (5,000,000) shares are issued and outstanding, all of which are owned by Sellers free and clear of Liens other than Liens imposed by Parent at or after the Closing or under applicable securities Laws or which will be discharged or released at or prior to Closing. The Company does not hold any shares as treasury stock. All of the issued and outstanding Shares have been duly authorized and validly issued and the Shares are the only class of equity of the Company entitled to vote on the adoption of this Agreement and the Mergers.

(b)Section 3.4(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and correct list of the number of Shares that each Seller holds of record. As of the date hereof, all Shares held of record by the ESOP Trust have been fully allocated to the accounts of participants in, or beneficiaries of, the ESOP. There are no (i) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company or (ii) voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the equity of the Company (other than the Voting Agreements).
(c)Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, all of the issued and outstanding capital stock or other equity interests in the Company’s Subsidiaries are owned of record and beneficially by the Company or another Subsidiary of the Company, free and clear of Liens other than Permitted Liens or Liens imposed by Parent at or after the Closing or under applicable securities Laws. Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, there are no (i) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in the Company’s Subsidiaries or (ii) voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the equity of the Company’s Subsidiaries (other than the Voting Agreements). Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, the Company does not own, directly, any equity interest or any outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any equity interests in any other Person, other than in the Subsidiaries of the Company.
(d)Except as set forth on Section 3.4(d) of the Company Disclosure Schedule, with respect to the Excluded Assets or with respect to the sale of Ownership Receivables in connection with securitization transactions, no Acquired Company has, since January 1, 2012 acquired, sold or divested (including by merger, consolidation, license or sublicense) any interest in any Person or a material portion of the assets or business of any Person.
(e)Except with respect to ownership of the Excluded Assets, none of the Acquired Companies conducts, participates or otherwise is engaged in any other business, operations or lines of trade other than the conduct and operation of the Business.
3.5Financial Statements.
(a)The Company has made available to Parent the following financial statements (collectively the “Company Financial Statements”), each of which is set forth in Section 3.5(a) of the Company Disclosure Schedule:
(i)audited consolidated balance sheets for the Acquired Companies as of December 31, 2018 and December 31, 2019, and the respective related audited consolidated statements of operations, changes in stockholder’s equity, and statements of cash flows for the fiscal years then ended; and

(ii)an unaudited consolidated balance sheet, statement of operations and changes in stockholder’s equity and statement of cash flows for the Acquired Companies for the eleven-month period ended November 30, 2020 (the “Unaudited Financial Statements”).
November 30, 2020 shall be referred to herein as the “Balance Sheet Date” and the balance sheet of the Acquired Companies as of such date shall be referred to herein as the “Balance Sheet”.
(b)Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, the Company Financial Statements and, as of the Closing Date, the Monthly Financials have been prepared in all material respects in accordance with GAAP and from the books and records of the Acquired Companies, and present fairly and accurately, in all material respects, the financial results of operations of the Acquired Companies as of the dates and for the periods indicated therein, except in each case as may be indicated in the notes thereto (and with respect to the Unaudited Financial Statements and the Monthly Financials, except as may be subject to normal year-end adjustments and except for the absence of notes thereto throughout the periods covered thereby).
3.6Undisclosed Liabilities. Except as set forth in Section 3.6 of the Company Disclosure Schedule, the Acquired Companies have no liabilities (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) that would have been required to be reflected on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, other than (a) as disclosed in, set forth on, or reflected or reserved against in the Company Financial Statements including the notes thereto, (b) those incurred in the Ordinary Course of Business since the Balance Sheet Date, (c) those included in the Adjusted Working Capital and (d) those that are repaid, terminated, forgiven, settled, cancelled or otherwise extinguished at Closing pursuant to the terms of this Agreement.
3.7Absence of Certain Developments. Except for the Pre-Closing Restructuring and except as set forth in Section 3.7 of the Company Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement (a) the Business of the Acquired Companies has been conducted in all material respects in the Ordinary Course of Business and (b) there has not been any event, change, occurrence or circumstance that (i) would require the consent of Parent under Section 5.1 if such event, change, occurrence or circumstance were to take place between the date hereof and the Closing Date or (ii) could have, individually or in the aggregate, a Company Material Adverse Effect.
3.8Legal Proceedings. Except as set forth in Section 3.8 of the Company Disclosure Schedule, as of the date hereof (a) there are no pending, threatened in writing or, to the Knowledge of the Company, threatened since the Balance Sheet Date, Legal Proceedings against any Acquired Company or Managed Association where a loss of an Acquired Company or Managed Association in excess of One Hundred Thousand Dollars ($100,000) could be reasonably expected to occur or that could reasonably be expected to result in any other continuing obligation, restriction or undertaking of any Acquired Company or Managed Association (other than de minimis obligations incidental to settlement or compromise of such Legal Proceedings, including confidentiality obligations) and (b) there is no outstanding Order imposed upon any Acquired Company or Managed Association that could reasonably be expected to prohibit, limit or otherwise restrict the conduct of the Business as currently conducted.

3.9Compliance with Laws; Permits.
(a)Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, the Acquired Companies and the Managed Associations are in compliance in all material respects with Laws applicable to their operations. Since the Balance Sheet Date, the Acquired Companies and Managed Associations have not received any written notice of, or been formally charged by a Governmental Authority with, any material violation of any applicable Laws. Notwithstanding the foregoing, for all purposes of this Agreement, the Company does not make any representation or warranty (pursuant to this Section 3.9 or elsewhere in the Agreement) as to whether any of the transactions described herein will be challenged or subject to any Legal Proceedings under any antitrust Laws.
(b)Section 3.9(b) of the Company Disclosure Schedule sets forth a true and correct list, as of the date hereof, of each Permit that is issued or granted by the Federal Communications Commission (the “FCC”) to, or for the benefit of, any Acquired Company or the Managed Associations to use radio frequencies (each an “FCC License”). Notwithstanding anything in this Agreement to the contrary, for all purposes of this Agreement other than the preceding sentence, the Company does not make any representation or warranty (pursuant to this Section 3.9 or elsewhere in the Agreement) with respect to the FCC Licenses identified on Section  3.9(b) of the Company Disclosure Schedule as being held by the Managed Associations.
(c)Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, the Acquired Companies and Managed Associations have obtained and are in compliance in all material respects with all Permits that are required in connection with the ownership, possession, operation, use or lease of their assets or operation of the Business of the Acquired Companies or operation of the Managed Associations as presently conducted. Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, each Permit held by the Acquired Companies or Managed Associations is valid, binding and in full force and effect. No revocation, cancellation, suspension or expiration of any such Permit is pending or, to the Knowledge of the Company, threatened, other than expiration in accordance with the terms thereof (which terms will not automatically expire as a result of the consummation of the Transaction). None of Sellers or the Acquired Companies has received written notice, or, to the Knowledge of the Company, any unwritten notice, from any Governmental Authority of any violation or Legal Proceeding in respect of any such Permit or that any such Permit will, or would reasonably be expected to be, revoked, cancelled, suspended, rescinded, modified or otherwise not be renewed upon its expiration.
(d)Without limiting Section 3.1(b), each Subsidiary of the Company incorporated in Mexico is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation (including, as applicable, Laws of Mexico with respect to corporate and accounting book-keeping obligations and the timely filing of applicable filings, reports and notices with Governmental Authorities and the National Registry of Foreign Investment).

3.10Company Taxes. Except as set forth in Section 3.10 of the Company Disclosure Schedule:
(a)All Tax Returns required to be filed with respect to the Acquired Companies, taking into account any extensions of time to file, have been duly and timely filed by the Acquired Companies or on behalf of the Acquired Companies with the appropriate Taxing Authorities and such Tax Returns are correct and complete in all material respects and prepared in accordance with applicable Laws.
(b)All Taxes of or with respect to Acquired Companies (whether or not such Taxes where shown or reportable on any Tax Return) have been paid, except for Taxes (i) not yet due and (ii) Taxes being contested in good faith through appropriate proceedings and for which, in each of (i) and (ii), adequate reserves have been made in accordance with GAAP.
(c)No deficiency or proposed adjustment for any amount of Tax has been proposed, asserted or assessed in writing, or, to the Knowledge of the Company in any other manner, by any Taxing Authority against, or with respect to, any Acquired Company that has not been paid, settled or otherwise resolved. There are no ongoing or pending Legal Proceedings, and there is no such Legal Proceeding proposed or threatened in writing, or, to the Knowledge of the Company in any other manner, against any Acquired Company or concerning any Acquired Company with respect to any Taxes or Tax Returns. There has not been, within the past five (5) years, any examination or written notice of potential examination of the Tax Returns filed with respect to any of the Acquired Companies by any Taxing Authority.
(d)No claim has been made in writing, or, to the Knowledge of the Company in any other manner, by any Taxing Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that the Acquired Companies are or may be subject to taxation in such jurisdiction.
(e)There are no Liens for Taxes upon any of the assets or properties of the Acquired Companies, except for Permitted Liens for Taxes.
(f)The Acquired Companies have no Tax liabilities (whether due or accrued) with respect to the income, property and operations of the Acquired Companies or the Business except for Tax liabilities (i) reflected in the Balance Sheet or (ii) that have arisen after the Balance Sheet Date in the Ordinary Course of Business and in a manner and at a level consistent with prior periods.
(g)The Acquired Companies have not participated in any listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(h)None of the Acquired Companies is a party to, or bound by, any Tax sharing, Tax indemnity, Tax reimbursement or Tax allocation agreement (other than any commercial agreement entered into in the Ordinary Course of Business if the primary purpose of which is not the sharing or allocation of Taxes). None of the Acquired Companies is liable for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law), as a transferee or successor, by operation of Law, or by Contract or otherwise.

(i)No Acquired Company will be required to include any item of income or exclude any item of deduction for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) the use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) a “closing agreement”, as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed prior to the Closing, (iv) other than in the Ordinary Course of Business, an installment sale or open transaction disposition made prior to the Closing, (v) any prepaid amount received or deferred revenue accrued prior to the Closing, or (vi) any election under Section 108(i).
(j)During the last three (3) years, no Acquired Company has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended or purported to be governed in whole or in part by Sections 355 or 361 of the Code.
(k)No Acquired Company has been a member of an affiliated group of corporations that files a consolidated federal income Tax Return or any similar group under state, local or foreign Law (other than any such group for which the Company is the parent).
(l)Each of the Acquired Companies currently uses the accrual method of accounting for federal or applicable state, local or federal income Tax purposes .
(m)Commencing with its Tax year beginning January 1, 2012, the Company has been a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (and applicable state and local Laws). Set forth on Section 3.10(m) of the Company Disclosure Schedule is a listing of each Acquired Company and its classification as either a qualified subchapter S subsidiary or disregarded entity for U.S. federal income Tax purposes (and applicable state and local Tax purposes). Except as otherwise set forth on Section 3.10(m) of the Company Disclosure Schedule, such classification for each Acquired Company and the Company has been validly maintained for federal and state (where applicable) Tax purposes for all times since formation or election.
(n)The Acquired Companies have properly (i) collected and remitted sales, value added, occupancy, transfer and gross receipts and similar Taxes with respect to sales made or services provided to its customers and (ii), for all sales made or services provided that are exempt from sales, value added, occupancy, transfer, gross receipts and similar Taxes and that were made without charging or remitting sales, value added, occupancy, transfer, gross receipts or similar Taxes, received and retained any appropriate tax exemption certificates and other documentation qualifying such sale as exempt from such Taxes.
(o)The Acquired Companies have classified in all respects in accordance with applicable Law and solely for Tax purposes those individuals performing services as common law employees, leased employees, independent contractors or agents of the Acquired Companies.
(p)Except as set forth on Section 3.10(p) of the Company Disclosure Schedule, no Acquired Company (i) is a resident in, or has a permanent establishment in (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in any country other than the United States, (ii) has been subject to adjustment under Section 482 of the Code (including any similar provision of state, local, or foreign Tax law), (iii) entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8, (iv) has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code, or (v) is a “controlled foreign corporation” as defined under Section 957 of the Code or a “passive foreign investment company” as defined under Section 1297 of the Code.
(q)All Taxes that are required to be withheld or collected by the Acquired Companies, including, but not limited to, Taxes arising as a result of payments (or amounts allocable) to foreign persons or to employees, agents, contractors, stockholders of the Acquired Companies or other third parties, have been duly withheld and collected and, to the extent required, have been properly and timely paid or deposited as required by applicable Laws.
(r)No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the filing of any Tax Return, payment of any Tax or any Tax assessment or deficiency.
(s)Each Acquired Company has, to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act. No deferral of the withholding, deposit or payment of any Tax pursuant to the CARES Act, the CAA or Payroll Tax Executive Order has occurred. The PPP Loan Escrow Agreement establishes an interest bearing escrow account in accordance with paragraph 2.a of the October 2, 2020 Procedural Notice issued by the U.S. Small Business Administration (“SBA”).
(t)No Acquired Company owns an interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity that is treated as a partnership for federal, state, local or foreign Tax purposes.
(u)There is no request for a private letter ruling or other formal or informal Tax guidance pending with respect to the Acquired Companies in respect of any Taxes in any jurisdiction, nor has there been any such request since January 1, 2013.
(v)Each of the Acquired Companies are in compliance with the terms and conditions of any applicable Tax exemption, Tax holiday, or other Tax reduction agreement or order of any Governmental Authority, and the Transaction will not have any adverse effect on such compliance.
(w)All FinCEN Forms 114, Report of Foreign Bank Accounts, and IRS Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts, required to be filed by, or on behalf of the Acquired Companies, have been timely filed and all such forms were true, correct and complete when filed.
(x)No Acquired Company has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) Merger I and Merger II, taken together, from qualifying as a Tax-free “reorganization” under Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code or (ii) Hogan Lovells US

LLP from delivering the opinions set forth in items (i) and (ii) of Section 10.4(c). Each of the Acquired Companies incorporated in Mexico are in compliance in all material respects with applicable Mexican Tax Laws.
3.11Real Property Matters.
(a)Section 3.11(a)(i) of the Company Disclosure Schedule sets forth the real property owned by the Acquired Companies (the “Owned Real Property”) and the Managed Association Owned Real Property (other than real property which constitutes an Excluded Asset or fractional ownership interests in real property or other timeshare interests that will be transferred to the Welk Resorts Platinum Owners Association in the Ordinary Course of Business), including the record owner and permanent parcel or tax ID number. All information in Section 3.11(a)(i) of the Company Disclosure Schedule is true and correct in all material respects. The applicable Acquired Company has good, valid and insurable and marketable fee simple title (or the local equivalent, if any, in any applicable foreign jurisdiction) to such Owned Real Property, free and clear of all Liens other than Permitted Liens. The Acquired Companies have not received notice of any existing or proposed (or to the Knowledge of the Company, threatened) condemnation, eminent domain, zoning, building code, or moratorium Legal Proceedings with respect to any such Owned Real Property or any outstanding claims challenging title to the Owned Real Property, or defaults under any restrictive covenants affecting the Owned Real Property, and to the Knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants that are material to the Parent’s or its Affiliates’ intended use of the Owned Real Property.
(b)Section 3.11(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all leases, subleases and occupancy agreements of real property (other than any leases, subleases and occupancy agreements which constitute an Excluded Asset or in respect of Immaterial Leased Real Property)(the “Leased Real Property”) pursuant to which the Acquired Companies or Managed Associations are the lessee, lessor, sublessee, sublessor, or party to such agreement (individually, a “Real Property Lease”). A true and correct copy of each Real Property Lease, including all amendments, modifications and supplements relating thereto as listed on the Company Disclosure Schedule for all Leased Real Property has been delivered or made available to Parent. Each such Real Property Lease is in full force and effect and is a legal, valid, binding and enforceable obligation of the Acquired Company or Managed Association that is a signatory thereto, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable Equitable Principles. Neither the Company nor any of the applicable Acquired Companies or Managed Associations has received any notice of default under any Real Property Lease which is outstanding and remains uncured beyond any applicable period of cure and, to the Knowledge of the Company, there are no pending or threatened condemnation, eminent domain, zoning, building code or moratorium Legal Proceedings with respect to the Leased Real Property. Except as set forth on Section 3.11(b) of the Company Disclosure Schedule or with respect to rights held by Ownerships owners, no third party has a present or future right to use or possession (by lease, easement, license or otherwise) of all or any part of the Owned Real Property (other than with respect to any Immaterial Leased Real Property).
(c)No Acquired Company or Managed Association is obligated under, and none of the Owned Real Property or Managed Association Owned Real Property is subject to, any option,

right of first refusal, right of first offer or other obligation to sell, transfer, dispose of, grant any interest in or lease any of the Owned Real Property, Managed Association Owned Real Property or any portion thereof or interest therein to any Person other than (i) Merger Sub II, (ii) rights held by Ownerships owners or prospective owners or (iii) rights of any Association. Except for Permitted Liens, Real Property Leases identified on Section 3.11(b) of the Company Disclosure Schedule, leases with respect to Immaterial Leased Real Property that provide a third party commercial use of the applicable Owned Real Property or Managed Association Owned Real Property or as set forth on Section 3.11(c) of the Company Disclosure Schedule, no Acquired Company or Managed Association is obligated under, and none of the Owned Real Property or Managed Association Owned Real Property is subject to, any easement, license, use agreement or right of way that burdens any amenities, facilities or other improvements on the Owned Real Property or Managed Association Owned Real Property for the benefit of any other Person or real property, including, without limitation, any real property constituting an Excluded Asset.
(d)Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, (i) the Owned Real Property and Managed Association Owned Real Property is in compliance, in all material respects, with all applicable Laws, including zoning ordinances, (ii) neither Sellers nor any of the Acquired Companies has received notice of any pending or proposed fire, health, safety, building, zoning, or other land use regulatory proceedings, lawsuits or administrative actions relating to any portion of the Owned Real Property or Managed Association Owned Real Property, or any other matters which would have a material adverse impact on the current use, occupancy or value thereof, (iii) neither Sellers nor any of the Acquired Companies has received notice of any pending or threatened special assessments or special assessment proceedings (as a result of planned public improvements or otherwise) affecting any portion of the Owned Real Property or Managed Association Owned Real Property, (iv) to the Knowledge of the Company, no fact or condition exists that would prohibit or have a material adverse impact on current ordinary rights of access to and from, the Owned Real Property or Managed Association Owned Real Property, or from and to existing public rights of way, and (v) there is public ingress and egress to and from the Owned Real Property and Managed Association Owned Real Property and there is no pending or, to the Knowledge of the Company, threatened restriction or denial, governmental or otherwise, upon such ingress and egress.
(e)The Acquired Companies or Managed Associations own, hold valid leases or otherwise have rights to use all material machinery, equipment and other movable or personal property (excluding, for the avoidance of doubt, Intellectual Property) and real property in all material respects necessary for the conduct of the Business of the Acquired Companies as currently conducted, free and clear of all Liens other than Permitted Liens.
(f)Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, all structures and buildings on the Owned Real Property and Managed Association Owned Real Property are adequately maintained and are in good operating condition and repair (subject to normal wear and tear) in all material respects for the particular purpose for which they are being used or held for use by the Acquired Companies or Managed Associations, and no portion of any such structures and buildings or any improvements on the Owned Real Property or Managed Association Owned Real Property encroach onto neighboring properties and no structures, buildings, or improvements from neighboring properties encroach onto any portion of the Owned Real Property or

Managed Association Owned Real Property. All material transferable assets (real or personal) owned, used or held for use by the Acquired Companies are in good operating condition and repair (subject to normal wear and tear) in all material respects and are adequate and suitable for the particular purpose for which they are being used or held for use by the Acquired Companies.
(g)Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, all improvements on any Owned Real Property and Managed Association Owned Real Property have reserves (which reserves constitute assets of the Acquired Companies or Managed Associations) that are adequate, in the Company’s good faith judgment based on the Company’s past practices in managing and operating the Business, for foreseeable repairs and maintenance of such improvements; all information about such reserves and any reserve studies in the possession, custody or control of any Seller or the Acquired Companies, have been delivered to Parent prior to the date of this Agreement. No Seller or Acquired Company has received notice from any insurance company or bonding company of any defects or inadequacies in any Owned Real Property or Managed Association Owned Real Property, or any part hereof, which would have a material adverse impact on the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond.
(h)The improvements on any Owned Real Property or Managed Association Owned Real Property located in an area as identified by the Federal Emergency Management Agency as an area having special flood hazards has flood insurance in commercially reasonable amounts.
(i)To the Knowledge of the Company, no third parties have any rights to drill or explore for, collect, produce, mine, excavate, deliver or transport oil, gas, coal, or other minerals in, on, beneath, across, over, through, from or to any portion of the Owned Real Property or Managed Association Owned Real Property, except as may be set forth in any Title Document made available to Parent.
(j)Section 3.11(j) of the Company Disclosure Schedule sets forth a true, correct and complete list of each management agreement pursuant to which an Acquired Company manages or operates the Program, any Managed Association, Eagle Pointe Condominium Association, any Project, Managed Association Owned Real Property or any real property, including, for the avoidance of doubt, any hotels, golf facilities, retail establishments or restaurants (each, a “Management Agreement”). Each such Management Agreement is in full force and effect and is a legal, valid, binding and enforceable obligation of the applicable Acquired Company, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable Equitable Principles. To the Knowledge of the Company, as to each Management Agreement, there does not exist thereunder as of the date hereof, any material breach or material default on the part of the Acquired Companies, or any other party to such Management Agreement. Each Acquired Company that is a party to a Management Agreement is properly licensed under applicable Laws (to the extent a license is required) in the jurisdiction in which the subject real property is located to perform the services described in the applicable Management Agreement.

(k)The Welk Resorts Platinum Owners Association has good, valid and insurable and marketable fee simple title (or the local equivalent, if any, in any applicable foreign jurisdiction) to all real property represented by the Program or Ownerships, free and clear of all Liens other than Permitted Liens. The Managed Associations other than the Welk Resorts Platinum Owners Association have good, valid and insurable and marketable fee simple title (or the local equivalent, if any, in any applicable foreign jurisdiction) in all real property used by such Managed Association, other than the Excluded Assets, Owned Real Property, Immaterial Leased Real Property and Leased Real Property (the real property referenced in this Section 3.11(k), the “Managed Association Owned Real Property”). No Acquired Company has received notice of any existing or proposed (or to the Knowledge of the Company, threatened) condemnation, eminent domain, zoning, building code, or moratorium Legal Proceedings with respect to any such Managed Association Owned Real Property or any outstanding claims challenging title to any Managed Association Owned Real Property, or defaults under any restrictive covenants affecting the Managed Association Owned Real Property, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants that are material to the Parent’s or its Affiliates’ intended use of the Managed Association Owned Real Property (other than those that are Permitted Liens or that are set forth in the Project Documents). The restrictive covenants affecting the Managed Association Owned Real Property are described on Section 3.11(k) of the Company Disclosure Schedule.
(l)No Owned Real Property nor any buildings, constructions, fixtures or improvements thereon are located within the Mexican Federal Maritime Terrestrial Zone (Zona Federal Marítimo Terrestre).
3.12Environmental Matters.
(a)Except as set forth in Section 3.12 of the Company Disclosure Schedule:
(i)The Acquired Companies and the Managed Associations are in compliance in all material respects with all Environmental Laws applicable to their business or operations and neither the Acquired Companies nor the Managed Associations have received any written notice from any Governmental Authority or any third party of the presence or release of any Hazardous Materials in violation of any applicable Environmental Laws that remains uncured, and there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against any Acquired Company.
(ii)There are no underground storage tanks in, on or under the Owned Real Property, Managed Association Owned Real Property or, to the Knowledge of the Company, Leased Real Property, except those that are in compliance with all Environmental Laws and with Permits issued pursuant thereto.
(iii)Other than de minimis conditions as defined under the current American Society for Testing Materials Standards (“ASTM”), the Owned Real Property and Managed Association Owned Real Property have no “Recognized Environmental Concerns” (as defined in the ASTM).

(iv)The Acquired Companies and the Managed Associations have obtained and maintained all Permits that are required under Environmental Laws for the operation of the Business as presently conducted (collectively, the “Environmental Permits”) and the Acquired Companies and the Managed Associations are not in default or violation of any term, condition or provision of any Environmental Permit in any material respect.
(v)There is no threat of any release of Hazardous Materials in, on, under or from the Owned Real Property, Managed Association Owned Real Property or, to the Knowledge of the Company, Leased Real Property that would require remediation under Environmental Laws.
(vi)No asbestos or visible mold is present on any building materials or surfaces at the Owned Real Property or Leased Real Property in concentrations for which any applicable Governmental Authority requires professional removal or remediation, and no conditions exist at the Owned Real Property or Leased Real Property that would reasonably be expected to result in the presence of asbestos or mold in the indoor air at concentrations that exceed ambient air levels or on building materials or surfaces that would require such removal.
(b)The Company has made available to Parent copies of all Environmental Permits and material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models or similar documents since January 1, 2018 that are in possession, custody or control of the Acquired Companies, in each case with respect to the Owned Real Property or Leased Real Property and related to Hazardous Materials or compliance with Environmental Laws.
3.13Material Contracts.
(a)Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all of the following Contracts (other than Real Property Leases, Benefit Plans, Insurance Policies, Project Documents, Program Documents and Contracts which constitute or exclusively relate to the Excluded Assets) as of the date hereof to which any Acquired Company is a party or by which it is bound (such Contracts listed or required to be listed thereon, collectively, the “Material Contracts”):
(i)Contracts with each current officer and director, or current employee of the Acquired Companies thereof who receives annual base compensation (excluding bonus) in excess of One Hundred Thousand Dollars ($100,000) (other than (x) offer letters or bonus letters with employees in the Ordinary Course of Business providing for “at will” employment with an Acquired Company with no obligation to pay severance, retention or change in control benefits or amounts or (y) Contracts between any Seller and the Company related to such Seller’s subscription for Shares that do not contain material ongoing obligations of the Acquired Companies);
(ii)Contracts entered into since January 1, 2017 relating to the acquisition by the Acquired Companies thereof of any operating business or the capital stock of any other Person (whether by merger, share or asset purchase or otherwise) or under which any Acquired Company is or may become obligated to pay any amount in respect of an “earn out”, deferred or conditional purchase price, purchase price adjustment or other similar obligations;

(iii)Contracts for or relating to the making, directly or indirectly of any loans, advances, extensions of credit or capital contributions to, or other investment in, another Person (other than an Acquired Company), other than (A) advances to the Managed Associations in the Ordinary Course of Business or (B) loans to purchasers in connection with the sale of Ownerships or Other Company Products in the Ordinary Course of Business;
(iv)Contracts which (A) involved payment or receipt by the Acquired Companies or the Managed Associations of more than Two Hundred Thousand Dollars ($200,000) during the 2020 calendar year or (B) require, or would reasonably be expected to require, payment or receipt by the Acquired Companies or the Managed Associations of more than Two Hundred Thousand Dollars ($200,000) during any twelve (12) month period or more than Five Hundred Thousand Dollars ($500,000) during the Contract term, in each case for any individual Contract or series of Contracts entered into in connection with a single transaction or series of related transactions, that are not terminable by the Acquired Companies thereof without penalty on ninety (90) days’ or less notice, other than purchase and sales orders entered into in the Ordinary Course of Business and Management Agreements;
(v)Contracts granting a right of first refusal, first offer or similar preferential right (x) to purchase or acquire equity interests in the Acquired Companies or (y) that limits or purports to limit the ability of any Acquired Company or their respective Affiliates to own, operate, sell, transfer or otherwise dispose of its assets;
(vi)Contracts containing covenants of the Acquired Companies prohibiting or limiting the right of any Acquired Company to compete in any line of business or prohibiting or restricting its ability to conduct or solicit business from or with, or employment of, any Person in any geographic area, including non-competition an customer non-solicitation obligations, exclusivity rights and “most favored nation” provisions, other than such Contracts entered into in the Ordinary Course of Business with independent contractors, consultants or other vendors that contain customary restrictions on the solicitation or hiring of services providers of such Person;
(vii)Contracts for joint venture agreements or similar partnerships or any pending business acquisition by any Acquired Company;
(viii)Contracts relating to the offering, marketing, exchange or sale of any Ownerships or Other Company Products by any third party (including, for the avoidance of doubt, the Acquired Companies alliance partners, brokers, dealers and other similar agents and representatives) (“Marketing Agreements”), in each case which involve or are reasonably expected to involve payment or receipt by the Acquired Companies of more than One Hundred Thousand Dollars ($100,000) in the aggregate for each of the calendar years 2020 and 2021;
(ix)Contracts relating to the use of any public utility or easement under which the Acquired Companies spent in excess of Two Hundred Fifty Thousand Dollars ($250,000) during the calendar year 2020 or has committed to spend in excess of such amount in any twelve (12) month period, other than such Contracts entered into in the Ordinary Course of Business;

(x)Contracts that contain or constitute any settlement, conciliation or other similar agreement with any Governmental Authority that imposes any unpaid monetary or other ongoing material obligation on any Acquired Company;
(xi)Contracts (other than this Agreement) with (x) a Seller or any Affiliate of any Seller (other than an Acquired Company) or (y) any director or officer of any Seller or any of its Subsidiaries (including the Acquired Companies) or any Affiliate thereof (other than an Acquired Company), in each case other than Contracts between any Seller and the Company related to such Seller’s subscription for Shares that do not contain material ongoing obligations of the Acquired Companies;
(xii)Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or mortgaging or imposing a Lien on any of the assets of the Acquired Companies, including indentures, guarantees, loan or credit agreements (including, for the avoidance of doubt, the PPP Loan);
(xiii)Contracts involving an escrow arrangement, or involving deposits or payments received, in connection with the sale of Ownerships or Other Company Products (in each case other than Contracts related to individual sales of Ownerships to purchasers in the Ordinary Course of Business);
(xiv)other than the organizational documents of the Acquired Companies, Contracts involving or providing any D&O Indemnified Person with any rights to or claims for indemnification, the advancement or payment of expenses or other similar rights by the Acquired Companies (“D&O Indemnification Agreements”);
(xv)Contracts pertaining to collective bargaining or neutrality with any labor union or association representing employees of the Acquired Companies;
(xvi)Contracts pursuant to which the Acquired Companies obtain a license to Intellectual Property or that grant to a third party a license to Intellectual Property (excluding non-exclusive licenses to commercially available software involving payments of no more than One Hundred Twenty-Five Thousand Dollars ($125,000) annually, the Management Agreements, the Marketing Agreements and non-exclusive licenses to customers or vendors in the Ordinary Course of Business); and
(xvii)Contracts to enter into any of the foregoing.
(b)As of the date hereof, true and complete copies of all written Material Contracts, and summaries of any unwritten Material Contracts, have been made available to Parent. Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Acquired Companies, and, to the Knowledge of the Company, of the other party or parties thereto, except as enforceability may be limited by applicable Equitable Principles. There does not exist under any Material Contract as of the date hereof any breach or default or any event in the nature of a breach or default on the part of the Acquired Companies, or any other party to such Material Contract, and no Acquired Company nor any other party to a Material Contract has provided written notice or, to the

Knowledge of the Company or Sellers, unwritten notice, to the other party to a Material Contract or an Acquired Company, as applicable, that such party is unwilling or unable to fully perform thereunder (due to a force majeure event or otherwise).
3.14Intellectual Property; Information Technology and Privacy.
(a)Section 3.14(a) of the Company Disclosure Schedule sets forth a list as of the date hereof of (i) all registrations and applications for the registration with a Governmental Authority of Intellectual Property owned by the Acquired Companies (other than Excluded Assets) and (ii) all domain names and social media user names and handles that are owned by the Acquired Companies (other than Excluded Assets) (the “Scheduled Intellectual Property”). Except as set forth on Section 3.14(a) of the Company Disclosure Schedule, there are no actions that must be taken by the Acquired Companies within ninety (90) days after the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing with any Governmental Authority of any responses, office actions, documents, applications or certificates, for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Scheduled Intellectual Property. All Scheduled Intellectual Property is subsisting, valid and enforceable.
(b)The Acquired Companies solely and exclusively own all right, title and interest in and to the Company Intellectual Property as the same is used in or necessary for the operation of the Business as presently conducted (other than any Intellectual Property which would constitute an Excluded Asset), free and clear of all Liens, other than Permitted Liens. Immediately after the Closing, the Merger Sub II will own all Company Intellectual Property as owned by the Acquired Companies before the Closing and will have a license or other right in and to all other Intellectual Property used by the Acquired Companies in or necessary for the operation of the Business before the Closing (other than any Intellectual Property which would constitute an Excluded Asset).
(c)Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, (i) the Acquired Companies do not, in the current operation of the Business, infringe, misappropriate, or otherwise violate the Intellectual Property of any third party and (ii) the Acquired Companies have not received notice of a pending claim by any third party contesting the ownership or use by the Company of any Company Intellectual Property.
(d)Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, (i) no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property and (ii) the Acquired Companies have not delivered notice of a claim for any such infringement, misappropriation or other violation to a third party.
(e)The Acquired Companies have taken steps that are reasonable under the circumstances to maintain and protect the confidentiality of all their material trade secrets included in the Company Intellectual Property and any confidential or non-disclosure information of any Person regarding which the Acquired Companies have a confidentiality obligation, and the Acquired Companies have complied with such confidentiality or non-disclosure obligations.
(f)None of the Acquired Companies (i) have disclosed, licensed, released or delivered to any Person or agreed to disclose, license, release or deliver to any Person, any source code or related confidential materials for any material software, firmware, applications and programs that constitute Company Intellectual Property, other than to employees, consultants and contractors of an Acquired Company that are subject to written confidentiality obligations with respect to such source code and (ii) are party to any source code escrow Contract (or other Contract obligating the Company to enter into a source code escrow Contract) requiring the deposit thereof.
(g)All Persons (including employees, contractors and consultants of the Acquired Companies) who have participated in or contributed to the creation, modification or development of any Company Intellectual Property, or any other Intellectual Property for or on behalf of the Acquired Companies have executed and delivered to the applicable Acquired Company: (i) a written Contract for non-disclosure and confidentiality and (ii) an invention assignment Contract providing for the assignment by such Person to the applicable Acquired Company of all right, title, and interest in and to all Intellectual Property arising out of such Person’s employment by, engagement by, or Contract with an Acquired Company, as applicable. True and correct copies of the forms of each such Contracts in the preceding clauses (i) and (ii) have been made available to Parent. To the Knowledge of the Company, no such Person has breached or defaulted under any such Contract.
(h) Neither this Agreement nor the Closing does or will (i) cause any Person other than the Acquired Companies to acquire, have or receive any ownership, co-ownership, license, Lien, claim or right in or to any Company Intellectual Property, (ii) give any Person the right to challenge the ownership, validity or enforceability of, or any right to, any Company Intellectual Property, (iii) cause any license or right of an Acquired Company to any Intellectual Property (other than Excluded Assets) of a third party to be terminated, modified or changed, or cause any other Person to have the right terminate, modify or change such license or right to any Intellectual Property of a third party, (iv) obligate Merger Sub II to pay any royalty, fee or other amount in connection with any Intellectual Property to any Person other than for the same reason and in the same amount as existing prior to the Closing, or (v) cause any loss or impairment of any ownership or right of any Acquired Company in or to any Intellectual Property (other than Excluded Assets).
(i)Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, the Computer Systems operate and perform in accordance with their applicable specifications and as required in connection with the operation of the Business as currently conducted, including, for the avoidance of doubt, work-from-home and virtual- or remote-work operations. The Computer Systems are adequate in all material respects for their intended use, have the capacity and performance necessary to meet the requirements of the Business as currently conducted, including, for the avoidance of doubt, work-from-home and virtual- or remote-work operations, and are in good working condition (normal wear and tear excepted). No Acquired Companies have experienced any significant defect in design, workmanship or material of the Computer Systems which has not been resolved, and the Computer Systems have the performance capabilities, processing capacity, resources, characteristics and functions needed to conduct the Business as currently conducted, including, for the avoidance of doubt, work-from-home and virtual- or remote-work operations. Each of the Acquired Companies has taken all reasonable steps in accordance with industry standards to secure such Computer Systems from unauthorized access or use by any Person, to ensure the continued, uninterrupted and error-free operation of such Computer Systems, to prevent the introduction of viruses, and to prevent unauthorized activities of any employee or contractor of the Acquired Companies. Since January 1, 2015: (i) there have been no material interruptions, malfunctions, data losses or similar incidents attributable to the Computer Systems, (ii) no Computer

Systems security measure implemented by the Acquired Companies has been penetrated, (iii) no Computer System has been the target of any successful unauthorized access, viruses, denial-of-service assault, ransomware or other attack by hackers, (iv) there have been no material breaches of the Acquired Companies’ security procedures or successful unauthorized incidents of access, use, disclosure, modification or destruction of information or interference with systems operations in all or any portion of the Computer Systems and (v) none of the Acquired Companies have experienced a data security incident that has triggered or may trigger obligations to provide notification of such data security incident to any third party.
(j)Each of the Acquired Companies owns or holds valid leases or licenses to Computer Systems which are used by or necessary for the conduct of the Business as currently conducted, including, for the avoidance of doubt, work-from-home and virtual- or remote-work operations. Upon the consummation of the transactions contemplated hereunder, each of the Acquired Companies shall have the right to use and access the Computer Systems as required to carry on the Business as currently conducted, including, for the avoidance of doubt, work-from-home and virtual- or remote-work operations. Section 3.14(j) of the Company Disclosure Schedule lists any information technology Contract for the provision of information and communications technology (including hardware, software, databases) services and maintenance services to any of the Acquired Companies, or pursuant to which any Acquired Companies obtain such technology or services (each, an “IT Contract”) to which either (i) no Acquired Company is a party but pursuant to which any of the Acquired Companies is furnished or has access to Computer Systems or (ii) a Seller or any Affiliates of a Seller is a party.
(k)None of the Acquired Companies are, or during the past two (2) years have been, in breach or violation of or default under any IT Contract, and, to the Knowledge of the Company, no third party is in breach or violation of or default of any IT Contract.
(l)The Acquired Companies maintain appropriate disaster recovery plans and security procedures with respect to the services, Computer Systems, and confidential and proprietary data used by the Acquired Companies. The Acquired Companies have entered into Contracts pursuant to which they receive third party data back-up services and disaster recovery services covering the Computer Systems and data residing on such Computer Systems.
(m)The Acquired Companies have, since January 1, 2016, complied with all applicable privacy Laws, rules and industry self-regulation (including the Payment Card Industry Data Security Standard and each applicable Cardholder Information Security Program), its Contract obligations, and its own rules, policies and procedures, relating to privacy, data protection and the collection, storage, disclosure, transfer and use of consumer, customer and employee information, including information collected from users of its websites, social media pages, reservation systems and other similar devices. Since January 1, 2016, all communications with third parties in the conduct of the Business have complied with the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Canadian Anti-SPAM Law and other applicable marketing Laws and industry self-regulation. Except as set forth in Section 3.14(m) of the Company Disclosure Schedule: (i) there are no Legal Proceedings pending, threatened in writing, or, to the Knowledge of the Company threatened not in writing, against any of the Acquired Companies alleging a violation of any Person’s privacy, Personal Information or data rights, and the consummation of the transactions contemplated by this

Agreement will not result in any such violation and (ii) since January 1, 2015, no Acquired Company has received any written complaint regarding any Acquired Company’s use or disclosure of Personal Information.
(n)No materials published or distributed by any Acquired Company constitutes obscene material, contains defamatory statements or material, false advertising, in violation of the right of publicity or otherwise violates applicable Law in any material respect.
3.15Employee Benefits Plans.
(a)Section 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Benefit Plans (other than individual Contracts with any employees of the Acquired Companies that can be terminated by the Acquired Companies without penalty or further obligation or liability upon thirty (30) calendar days’ (or less) prior written notice).
(b)For each Benefit Plan, the Company has provided or made available to Parent the following, to the extent applicable: (i) the plan document (or, in the case of an unwritten Benefit Plan, a written description of the material terms thereof) and all amendments thereto; (ii) the most recent summary plan description (and any summaries of material modifications with respect thereto); and (iii) the most recent annual report on Form 5500 (with schedules and attachments), (iv) all determination, opinion or advisory letters from the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code; (v) the most recent actuarial reports; (vi) nondiscrimination testing for the most recently completed three plan years; (vi) copies of any material notices to or from the IRS or any office or representative of the U.S. Department of Labor or any Governmental Authority dated within the past three years (or such longer period if the matter contained in such notice is currently unresolved) relating to any compliance issues; and (vii) all current trust agreements and insurance contracts relating to the funding or payment of benefits.
(c)No Acquired Company participates in or contributes to or has any liability (contingent or otherwise) with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code (“Multiemployer Plan”).
(d)With respect to each group health plan benefiting any current or former employee of the Company or any member of the Controlled Group that is subject to Section 4980B of the Code, the Company and each member of the Controlled Group have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. No Acquired Company has any obligation to contribute to any funded or unfunded Employee Welfare Plan, Multiemployer Plan or other plan which provides post-retirement health, accident or life insurance benefits to current or former employees, current or former independent contractors, current or future retirees, their spouses, dependents or beneficiaries, other than health benefits required to be provided to former employees, their spouses and other dependents under Code Section 4980B or similar laws.

(e)Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, each Benefit Plan has complied and is now in compliance with all the provisions of ERISA, the Code and all Laws and regulations applicable to such Benefit Plans, and each Benefit Plan has been established, maintained, administered, operated and funded in accordance with its terms and any related documents or agreements. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Benefit Plan is so qualified or is operated under the terms of a pre-approved plan for which the provider of the plan has received an IRS opinion or advisory letter that the Benefit Plan is so qualified, and to the Company’s Knowledge no event has occurred, and no condition or circumstance exists, that would reasonably be expected to result in the loss of qualified status of each such Benefit Plan. All benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid or accrued in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP.
(f)(i) The ESOP constitutes an “employee stock ownership plan” under Section 4975(e)(7) of the Code and the regulations promulgated thereunder and Section 407(d)(6) of ERISA and the regulations promulgated thereunder and has received a favorable determination letter from the IRS to that effect; (ii) the ESOP is exempt from federal income Tax under Section 501(a) of the Code; (iii) the ESOP has complied with the requirements of Section 401(a)(28) of the Code; (iv) all Shares owned by the ESOP are and have at all times constituted “employer securities” as that term is defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA.
(g)To the Knowledge of the Company, there have not been any non-exempt prohibited transactions (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans that could result in any material liability or excise tax under ERISA or the Code being imposed on any Acquired Company.
(h)The Acquired Companies are in material compliance with, and have during the past three (3) years complied in all material respects with, the applicable provisions of the Patient Protection and Affordable Care Act (the “Affordable Care Act”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company to any material liability, penalties, or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Affordable Care Act.
(i)Each Benefit Plan subject to Section 409A of the Code (if any) is in compliance in all material respects therewith, such that no Taxes or interest will be due and owing in respect of such Benefit Plan failing to be in compliance therewith. The Acquired Companies have no obligation to “gross-up” or otherwise indemnify any individual for any Tax, including under Sections 409A and 4999 of the Code.
(j)There is no pending or, to the Company’s Knowledge, threatened Legal Proceeding (other than routine claims for benefits) relating to any Benefit Plan or related trusts and, since January 1, 2015, none of the Benefit Plans or related trusts have been under audit or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(k)The Acquired Companies have not been assessed and have no Knowledge of any proposed assessment of any Taxes under Sections 4980D or 4980H of the Code.
(l)Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event(s), directly or indirectly, result in any payment or benefit that would not be nondeductible to the payor under Section 280G of the Code or any amount that could, individually or in combination with any such payment, constitute an “excess parachute payment” within the meaning of Section 280G(b) of the Code (or any corresponding provisions of state, local or foreign Tax Laws).
(m)Each of the Acquired Companies incorporated in Mexico is in compliance in all material respects with applicable Mexican employee benefits Laws (including, for the avoidance of doubt, with respect to self-determined, good faith calculations of required social-security contribution quotas).
3.16Labor & Employment.
(a)Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, (i) the Company is not a party to any labor or collective bargaining Contract in respect of any employee or group of employees of the Acquired Companies and no labor union or other labor organization represents or claims to represent any Acquired Company’s employees, (ii) there are no union organizing campaigns or other such efforts being conducted by any labor organization seeking to represent any Acquired Company’s employee(s) and (iii) no representation petitions have been filed with the National Labor Relations Board with respect to any of the Acquired Companies, and no demands for recognition have been made by any labor organization in regard to any of the Acquired Companies.
(b)Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, (i) there are no, and since January 1, 2018 there have been no, strikes, work stoppages, work slowdowns, lockouts, picketing, or any other concerted interference with normal operations or other similar labor activities pending or, to the Knowledge of the Company, threatened against the Acquired Companies and (ii) there are no arbitration Legal Proceedings arising out of or under any collective bargaining Contract or any material unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Acquired Companies against the Acquired Companies before the National Labor Relations Board or any other Governmental Authority.
(c)The Acquired Companies have provided Parent for each Acquired Company employee: (i) title, (ii) date of hire, (iii) work location, (iv) employing entity, (v) union affiliation, (vi) hourly wage rate or annual salary, (vii) commission, bonus or other incentive compensation opportunities, (viii) whether the employee is on active or inactive status and (ix) accrued vacation/paid time off amounts. The Acquired Companies have provided Parent, with respect to the employees of the Acquired Companies, documents evidencing timekeeping practices, including certain payroll records and sample paystubs for each Acquired Company and jurisdiction in which employees of the Acquired Companies are employed. Each employee of the Acquired Companies has executed the applicable Acquired Company’s standard form confidentiality and assignment of inventions agreement.

(d)The Acquired Companies have provided Parent a list of Persons who are currently performing services for any Acquired Company and are classified as “independent contractors” or “consultants” and have received payment from the Acquired Companies in an aggregate amount of at least One Hundred Twenty-Five Thousand Dollars ($125,000) during 2020 or are expected to receive payment from the Acquired Companies in an aggregate amount of at least One Hundred Twenty-Five Thousand Dollars ($125,000) during 2021 and an indication as to whether there is a Contract between an Acquired Company and the consultant or independent contractor. The Acquired Companies have provided to Merger Sub II copies of all such Contracts which are listed on Section 3.16(d) of the Company Disclosure Schedule.
(e)Except as set for on Section 3.16(e) of the Company Disclosure Schedule, each Acquired Company is and at all times since January 1, 2017 has been in compliance with all applicable local, state and federal Laws respecting employment and independent contractor related practices, including applicable Laws relating to wages, hours, paid sick leave, overtime, meal and rest breaks, collective bargaining, employment discrimination, terminations, civil rights, safety and health, workers’ compensation, pay equity, classification of employees as exempt under the Fair Labor Standards Act and state and local wage and hour Laws, classification of workers as independent contractors, immigration, and COVID-19 related orders, directives, Laws or regulations.
(f)No Acquired Company has effectuated any “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “Warn Act”) or any similar state or local Law) or a “mass layoff” (as defined in the Warn Act, or any similar state or local Law) since January 1, 2018.
(g)Each of the Acquired Companies incorporated in Mexico are in compliance in all material respects with applicable Mexican labor and employment Laws.
3.17Insurance.
(a)Section 3.17(a) of the Company Disclosure Schedule lists each insurance policy maintained by the Acquired Companies (the “Insurance Policies”). All Insurance Policies (other than any Insurance Policies exclusively covering the Excluded Assets) are in full force and effect, all premiums due and payable thereon have been paid in full or are accrued for in accordance with GAAP and reserves or allocations have been established to pay in full any premium financing arrangements. True and complete copies of the Insurance Policies currently in effect have been made available to Parent, except for such Insurance Policies that are in the process of renewal, in which case any executed binder (and attached draft policy) for such Insurance Policies have been made available to Parent. As of the date hereof, the Acquired Companies have not received a written notice (i) of cancellation, termination or non-renewal of any such Insurance Policy, (ii) that any Insurance Policy is no longer in full force or effect or that the issuer of such Insurance Policy is not willing or able to perform its obligations thereunder. There have been no claims by Sellers, the Acquired Companies or, to the Knowledge of the Company, any Affiliate thereof under any Insurance Policies as to which coverage has been denied or issued a reservation of rights by the underwriters thereof.

(b)Section 3.17(b) of the Company Disclosure Schedule sets forth a true and correct list of all insurance claims during the past three (3) years for amounts in excess of Fifty Thousand Dollars ($50,000), including a reasonable description of such claim and the status and amount of such claim. To the Knowledge of the Company, the Company has reported all insurance claims on timely basis, but in all cases prior to the Closing Date. The Insurance Policies are sufficient in all material respects for compliance under all Permits held, or required to be held, by the Acquired Companies and any Material Contracts, Management Agreement or Real Property Leases to which any Acquired Company is a party or by which any of them or their respective properties or assets are bound.
(c)The Company has delivered to Parent a true and correct copy of the certificate of insurance of the insurance policy issued for the benefit of the ESOP Trustee in connection with the ESOP for calendar year 2021.
3.18Affiliate Transactions. No current or former officer, director, manager, stockholder or equityholder, as applicable, or Affiliate of an Acquired Company (other than another Acquired Company) or any individual in such Person’s immediate family is party to any Contract with any Acquired Company or related to the Business (other than arising under or in connection with employment-related Contracts, Benefit Plans and confidentiality Contracts or other Contracts incident to such Person’s employment with or subscription for Shares in an Acquired Company, in each case, in the Ordinary Course of Business) or has any ownership of any property or assets used in or necessary for the conduct of the Business as currently conducted (other than personal property that has de minimis value or is not otherwise material to the operation of the Business).
3.19Accounts Receivable. All of the accounts receivable included in the Unaudited Financial Statements (the “Receivables”) arose out of bona fide transactions occurring in the Ordinary Course of Business or valid claims as to which full performance has been rendered by an Acquired Company. No Receivable arose from a sale made to customer of the Acquired Companies involving any illegal activity (including kickbacks, bribes or similar payments or price fixing or similar activities). To the Knowledge of the Company, except as set forth in Section 3.19 of the Company Disclosure Schedule, there are no facts or circumstances generally that would reasonably be expected to result in any material increase in the uncollectability of the Receivables in excess of the reserves therefor (if any) (which reserves have been determined based upon actual prior experience and are consistent with prior practices).
a.International Trade; Anti-Corruption.
(a)Since January 1, 2016, no Acquired Company or any of its respective directors, officers or employees, or agents or representatives acting on behalf of any Acquired Company, is currently, or has: (i) been a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaged in any dealing or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, (iv) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceed the scope of, any required or applicable Permits or authorizations under all applicable Ex-Im Laws or (v) otherwise been in violation of applicable Sanctions Laws, Ex-Im Laws or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(b)Since January 1, 2016, no Acquired Company or any of its respective directors, officers or employees, or any agents or representatives acting on behalf of any Acquired Company, has at any time made or received any unlawful payment or given, offered, promised, authorized or agreed to give or receive any money or thing of value, directly or indirectly, to or from any Person in violation of any applicable Anti-Corruption Laws.
(c)Since January 1, 2016, no Acquired Company has, in connection with or relating to any actual or alleged violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws (i) received from any Governmental Authority or any other Person any written notice or inquiry, (ii) made any voluntary or involuntary disclosures to a Governmental Authority, (iii) conducted any internal investigation or audit or (iv) been the subject of any formal investigation, inquiry or Legal Proceeding by any Governmental Authority and no such investigation, inquiry or Legal Proceeding is pending or, to the Knowledge of the Company, threatened.
(d)Since January 1, 2016, no Acquired Company has received written notice or, to the Knowledge of the Company and Sellers, unwritten notice, from any Governmental Authority that it is ineligible to be awarded any Contract or business or is or has been debarred, suspended or proposed for debarment (or has received written notice of actual or threatened debarment or suspension) from participation in the bidding or award of any Contract or business.
3.21Assets and Liabilities. Other than the Excluded Assets, no right or interest in any property or asset that is used or held for use by the Acquired Companies or the Managed Associations in the operation of the Business as currently conducted is presently or, at the Closing will be, owned or held by any Seller or its Affiliates (other than an Acquired Company or Managed Association). At and immediately following the Closing, the liabilities and obligations of the Acquired Companies shall consist solely of liabilities and obligations that arise exclusively out of the operation of the Business and do not include any liabilities or obligations that arise out of or are related to any business of any Seller or its Affiliates (other than an Acquired Company), including, for the avoidance of doubt, out of or related to the Excluded Assets. To the Company’s Knowledge, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of any claim, Legal Proceeding, liability or obligation against or affecting any Acquired Company arising out of or relating to the ownership, operation or conduct of any business of any Seller or its Affiliates (other than the Acquired Companies).
3.22Financial Advisors. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Sellers or the Acquired Companies in connection with the Transaction and no Person other than Merrill Lynch, Pierce, Fenner & Smith Incorporated is entitled to any fee or commission or like payment from Sellers or the Acquired Companies in connection with the Transaction (whether or not the Closing occurs).
3.23Paycheck Protection Program Loan. At the time of its application for the loan in the amount of $10 million, as evidenced by that certain promissory note dated April 13, 2020 executed by the Company in favor of Western Alliance Bank (the “PPP Loan”), the Company was eligible to apply for and to receive the PPP Loan. In connection with the PPP Loan, all representations, warranties and certifications of the Company and its officers, managers, directors and employees, if any, to the SBA or the lender making the PPP loan, as applicable, were, when made, true and accurate in all material respects. Since receiving the PPP Loan, the Company has not taken any action and has not failed to take any required action that would reasonably be expected to cause the PPP Loan or any portion thereof to become ineligible for forgiveness under the Paycheck Protection Program or result in the imposition of any fine or penalty (monetary or otherwise, civil or criminal) under applicable Law, including terminating or furloughing employees or reducing the compensation of its employees beyond applicable thresholds or expenditure of proceeds of the PPP Loan on ineligible expenses or in amounts not in compliance with the requirements of the Paycheck Protection Program for forgiveness of the PPP Loan. The Company applied for forgiveness on December 10, 2020. The Company’s incurrence of the PPP Loan was duly authorized and did not materially violate or cause an event of default to occur under any Contract to which the Company is a party or by which any of the assets or properties of the Acquired Companies are bound. The Company is in compliance with the terms of the PPP Loan in all material respects. Except as set forth on Section 3.23 of the Company Disclosure Schedule, the Company has not applied for nor received any other loans or financial assistance from the SBA, the U.S. Department of Treasury or any other Governmental Authority.
3.24Material Vendors.
(a)Section 3.24(a) of the Company Disclosure Schedule sets forth each vendor, supplier, reseller, service provider and other similar business relation of the Acquired Companies (each, a “Material Vendor”) from whom any of the Acquired Companies purchased greater than One Million Dollars ($1,000,000) in goods or services during 2019 or greater than Seven Hundred Eighty Thousand Dollars ($780,000) in goods or services during 2020.
(b)Except as set forth on Section 3.24(b) of the Company Disclosure Schedule, since January 1, 2020, no Material Vendor (i) has given any Acquired Company or any of their respective Affiliates, officers, directors, employees, agents or representatives, written notice or, to the Knowledge of the Company, any other notice that it intends to stop or materially alter its business relationship with such Acquired Company (whether as a result of the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements or otherwise), or has decreased materially, or threatened to decrease or limit materially, its supply of services or products to the Acquired Companies, (ii) has given any Acquired Company or any of their respective Affiliates, officers, directors, employees, agent or representatives, written notice or, to the Knowledge of the Company, any other notice, of any material breach or dispute between such Material Vendor and any Acquired Company, (iii) is, to the Knowledge of the Company, the subject of any voluntary or involuntary bankruptcy, solvency or other similar Legal Proceedings or (iv) has provided written notice, or, to the Knowledge of the Company, any other notice, of any material difficulty in obtaining, in the quantity and quality and at a price consistent with past practices, the raw materials, supplies or component parts required for the manufacture, assembly or production of any product of or for the Acquired Companies.
3.25Timeshare Matters.

(a)Section 3.25(a) of the Company Disclosure Schedule sets forth, as of December 31, 2020, a complete and accurate listing of the name and location of each project in which any of the Acquired Companies owns, sells or markets Ownerships or Other Company Products (such items listed or required to be listed thereon, the “Projects”), the total number of existing unsold Ownerships, the total number of Ownerships and Other Company Products sold as of December 31, 2020, the name of the management company of each Project and the Program, and the Program point chart for the Program and each Project. Section 3.25(a) of the Company Disclosure Schedule also sets forth as of January 8, 2021, a complete and accurate list of all pending Contracts for the sale of any Ownership or Other Company Products, setting forth with respect to each, the date of such pending Contract, the purchase price, the number of points allocated to the Ownership or Other Company Products, the anticipated closing date and the amount of any deposit made by such purchaser.
(b)True and correct copies of the Project Documents for each Project have been delivered or made available to Parent. All Project Documents are in full force and effect and are in material compliance with all Laws. The Acquired Companies have in all material respects performed all obligations required to be performed by them to date under each Project Document and all applicable Laws. All consents or approvals to add Project accommodations or timeshare interests to the Program have been obtained if required under the Project Documents, and the addition of such Project accommodations or timeshare interests to the Program are not otherwise prohibited by the applicable Project Documents. To the Knowledge of the Company, no other party to any Project Document is in breach of or default under the terms of any Project Document where such default has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)Section 3.25(c) of the Company Disclosure Schedule sets forth a complete and accurate list of the Program Documents, and true and correct copies of the Program Documents have been delivered or made available to Parent. All Program Documents are in full force and effect and are in compliance with all Laws in all material respects. The Acquired Companies have in all material respects performed all obligations required to be performed by them to date under each Program Document and all applicable Laws. To the Knowledge of the Company, no other party to any Program Document is in breach of or default under the terms of any Program Document where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)Section 3.25(d) of the Company Disclosure Schedule sets forth a complete and accurate list of each jurisdiction in which Ownerships or Other Company Products are offered, marketed, sold and registered by the Acquired Companies (other than jurisdictions in which Ownerships or Other Company Products are marketed by the Acquired Companies solely as a result of general solicitation or marketing efforts not targeted at such jurisdiction), identifying for each such jurisdiction the Ownerships or Other Company Products offered, marketed, sold or registered therein and the registrations or exemptions applicable thereto. Registrations or exemptions have been obtained in each jurisdiction where Ownerships or Other Company Products are offered, marketed or sold, and the registration statements filed with Governmental Authorities in connection with such offering, marketing and sale of the Ownerships and Other Company Products complied at the time of filing in all material respects with all applicable Laws including registration and disclosure requirements and regulations applicable to timeshare offerings made under the Laws of all states and other jurisdictions in which timeshare offerings are made. True and correct copies of all current approval letters from Governmental Authorities with respect to each such registration or exemption have been delivered or made available to Parent. All marketing and sales of Ownerships and Other Company Products have been made in compliance in all material respects with all applicable Laws.
(e)Section 3.25(e) of the Company Disclosure Schedule sets forth a complete and accurate list of affiliation or other Contracts with any external exchange company or any other timeshare plan or program developer, manager, exchange provider or owner for direct or indirect exchange of accommodations or use rights in effect as of the date of this Agreement, as such Contracts have been amended or modified.
(f)Section 3.25(f) of the Company Disclosure Schedule sets forth a complete and accurate list for each Managed Association related to the Program or each Project (i) of the members of the board of such Managed Association, identifying whether each such individual is an employee or designee of an Acquired Company and (ii) whether control of such Managed Association board has been turned over to owners other than the developer in accordance with any applicable Laws requiring such turnover.
(g)Section 3.25(g) of the Company Disclosure Schedule sets forth a complete and accurate list of all Managed Associations related to the Program and each Project, a description of any maintenance fees that are being subsidized or guaranteed by the applicable development entity and, the reserves and assessments declared by each Managed Association for 2020, and 2021, if such reserves and assessments have been declared by a Managed Association as of the date of this Agreement, including the dollar amount of such reserves funded and assessments collected and delinquent assessments.
(h)To the Knowledge of the Company, no executive of an Acquired Company has been disciplined, disbarred or suspended or had a real estate, timeshare or securities license or Permit revoked by any Governmental Authority or court for violation of any applicable Laws. To the Knowledge of the Company, all sales of Ownerships and Other Company Products in any state have been arranged, to the extent required by applicable Law, by one or more duly licensed real estate brokers and salespersons, licensed in the state in which the sale occurred.
(i)No Acquired Company has offered or sold any number of Ownerships or Other Company Products that would cause the total number of use rights or Ownerships offered at a Project to exceed a “one-to-one purchaser to accommodation ratio.”
3.26Ownership Receivables. With respect to each Ownership financed by an Acquired Company for which promissory notes or other evidence of indebtedness were received by an Acquired Company (the “Ownership Receivables”):
(a)Section 3.26(a) of the Company Disclosure Schedule lists for each Ownership Receivable, current as of December 31, 2020, (i) the true and correct unpaid principal balance as of December 31, 2020, (ii) the true and correct accrued interest due as of December 31, 2020, (iii) the number of calendar days delinquent as of December 31, 2020, and (iv) the identity of the obligor, account number, date of purchase, current maturity date, Owner ID, original loan balance, current interest rate per annum, original loan term (in months), remaining loan term (in months), monthly payment amount, monthly impound amount, and FICO scores of obligors at date of purchase (if available).
(b)each such Ownership Receivable is owned by the entity as listed on Section 3.26(b) of the Company Disclosure Schedule free and clear of all Liens except Permitted Liens and such obligee has full right and authority to enforce all documents and instruments evidencing or securing such Ownership Receivable;
(c)except as set forth on Section 3.26(c) of the Company Disclosure Schedule, no action has been taken by an Acquired Company with respect to an Ownership Receivable which has had, or would reasonably be expected to have, the effect of deferring due and payable interest or adding deferred interest or any other amounts to the unpaid principal balance of any Ownership Receivable or extending the maturity thereof;
(d)to the Knowledge of the Company, originals of all promissory notes and copies of security agreements and other purchase and loan documents related to the Ownership Receivables are in the possession of the Persons identified on Section 3.26(d) of the Company Disclosure Schedule, each as agent for the relevant obligee entity;
(e)none of the Acquired Companies have made or will make payment(s) on behalf of any obligor under an Ownership Receivable; and
(f)to the Knowledge of the Company, each promissory note and security agreement evidencing such Ownership Receivable constitutes a valid first priority Lien encumbering the Ownership described therein, as security for the repayment of all amounts and obligations arising under such promissory note and other instruments.
3.27No Other Representations and Warranties; No Reliance; Company Investigation.
(a)The Company acknowledges and agrees that, except as expressly set forth in the Agreement, none of Parent, Merger Sub I, Merger Sub II nor any other Person makes or shall be deemed to make, nor has any such Person been authorized by Parent, Merger Sub I or Merger Sub II to make, any promise, representation or warranty, express or implied, relating to Parent, Merger Sub I or Merger Sub II or any of their respective businesses, operations, assets, liabilities, conditions or prospects or the Transaction, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or representatives of any documents, opinions, projections, forecasts, statements, memorandums, presentations, advice or information (whether communicated orally or in writing), and any such other promises, representations or warranties, or liability or responsibility therefor, are hereby expressly disclaimed. The Company has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, Merger Sub I or Merger Sub II (or their respective Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in Article IV.

(b)The Company acknowledges and agrees that (i) Parent, Merger Sub I, Merger Sub II, or their respective representatives have made available to the Company, for the purposes of due diligence, material documents, forecasts or other information relating to Parent, Merger Sub I, Merger Sub II, the Acquired Companies and the Transaction and (ii) the Company has made its own independent inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Parent, Merger Sub I, Merger Sub II, the Acquired Companies, the Parent Common Stock and the Transaction and, in making its determination to proceed with the Transaction, the Company has relied on the results of its own independent investigation and independent judgment and acknowledges that it is not aware of any representation or warranty of Parent, Merger Sub I or Merger Sub II contained in this Agreement being untrue or inaccurate in any material respect.
3.28Limitations on Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article III (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND THE LETTERS OF TRANSMITTAL, NONE OF THE COMPANY, ANY SELLER OR ANY OTHER PERSON MAKES, OR HAS BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS SUBSIDIARIES, ANY SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, OR ANY OF ITS SUBSIDIARIES, ANY SELLER, AND THEIR RESPECTIVE AFFILIATES, THE SHARES, THE MERGERS OR THE TRANSACTION, AND THE COMPANY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY ANY SELLER, ANY AFFILIATE OF ANY SELLER, ANY AFFILIATE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PARENT, MERGER SUB I OR MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY ANY SELLER, THE COMPANY OR ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article III (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND THE LETTERS OF TRANSMITTAL, THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, ITS AFFILIATES OR ANY OF THEIR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT, MERGER SUB I OR MERGER SUB II, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR REPRESENTATIVES, BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR ANY OF THEIR AFFILIATES, INCLUDING, ANY INFORMATION MADE AVAILABLE IN THE DATA ROOM HOSTED BY THE COMPANY IN CONNECTION WITH THE TRANSACTION). NEITHER THE COMPANY, ANY OF ITS SUBSIDIARIES, NOR ANY SELLER MAKES ANY REPRESENTATIONS OR WARRANTIES TO PARENT REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE COMPANY AND ITS SUBSIDIARIES FOLLOWING THE DATE OF THIS AGREEMENT.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO PARENT, MERGER SUB I AND MERGER SUB II
Except as disclosed in SEC Reports filed or furnished by Parent with the SEC since January 1, 2020 and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding exhibits and other information incorporated therein, any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded), Parent, Merger Sub I and Merger Sub II hereby jointly and severally represent and warrant to the Company as follows as of the date of this Agreement:
4.1Organization. Each of Parent, Merger Sub I and Merger Sub II is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation. Each of Parent, Merger Sub I and Merger Sub II has the corporate, limited liability company, limited partnership or other similar power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent, Merger Sub I and Merger Sub II is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Parent Material Adverse Effect.
4.2Authorization of Agreement. Each of Parent, Merger Sub I and Merger Sub II has the requisite corporate, limited liability company, limited partnership or other similar power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery of the Transaction Agreements to which it is a party and the consummation of the Transaction has been duly authorized by the requisite corporate, limited liability company, limited partnership or other similar action on the part of each of Parent, Merger Sub I and Merger Sub II. Each of the Transaction Agreements to which it is a party, has been or will be at or prior to the Closing, duly and validly executed and delivered by each of Parent, Merger Sub I and Merger Sub II, and (assuming the due authorization, execution and delivery by the other parties thereto) each of the Transaction Agreements, when so executed and delivered, will constitute, the legal, valid and binding obligations of each of Parent, Merger Sub I and Merger Sub II, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.
4.3Conflicts; Consents of Third Parties.
(a)Assuming the making of the filings, declarations and notifications and the receipt of the consents, waivers, approvals, Orders, Permits, authorizations or waiting period terminations or expirations identified in Section 4.3(b), none of the execution and delivery by Parent, Merger Sub I or Merger Sub II of this Agreement or the other Transaction Agreements to which it is a party, or the consummation of the Transaction, conflicts with, violates or constitutes a default (with or without notice or lapse of time, or both) under, or permits the acceleration, amendment or increase of any obligation under, or gives rise to a right of termination, modification or cancellation under any provision of (i) the articles of incorporation, bylaws, limited liability company agreement, partnership agreement or other comparable organizational documents, of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates; (ii) any material Contract, real property lease, or material Permit to which Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates is a party or by which any of the properties or assets of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates are bound; or (iii) any Law applicable to Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates.
(b)No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates in connection with the execution and delivery by Parent, Merger Sub I or Merger Sub II of this Agreement or the other Transaction Agreements to which it is a party, or the consummation of the Transaction by Parent, Merger Sub I and Merger Sub II, except for (i) filings or notifications made in the ordinary course of Parent’s business or (ii) any filing or termination of the waiting period or other approval required under the HSR Act and the antitrust Laws of any other applicable jurisdiction.
4.4Legal Proceedings. There are no pending or, to the knowledge of Parent, threatened, Legal Proceedings against Parent, Merger Sub I Merger Sub II or any of their respective Affiliates that would have, individually or in the aggregate, a Parent Material Adverse Effect. There is no outstanding Order imposed upon Parent, Merger Sub I or Merger Sub II or any of its Affiliates or any of their respective assets, except for Legal Proceedings which, if adversely determined, would not have, individually or in the aggregate, a Parent Material Adverse Effect.
4.5Financial Capability. Parent has, and will have as of the Closing, (i) sufficient cash on hand (without giving effect to any unfunded financing regardless of whether any such financing is committed) to pay the Purchase Price and all related fees and expenses in connection with the Transaction and (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder. Parent has not incurred, and as of the Closing will not have incurred, any obligation, commitment, restriction or liability of any kind that would impair or adversely affect such resources and capabilities.
4.6Investment. Parent is acquiring the Company for its own account and for investment purposes and not with a view to the distribution of the Shares. Parent acknowledges that the Shares have not been registered under the Securities Act or any state securities law and Parent must bear the economic risk of its investment in the Shares until and unless the offer and sale of such Shares is subsequently registered under the Securities Act and all applicable state securities Laws or an exemption from such registration is applicable. Parent has conducted an examination of available information relating to the Acquired Companies and their businesses, Parent has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating an investment in the Shares, and Parent can bear the economic risk of an investment in the Shares and can afford a complete loss of such investment.

4.7Financial Advisors. Except for JP Morgan Chase Bank, N.A., no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Merger Sub I or Merger Sub II, or either of Merger Sub I or Merger Sub II’s Affiliates and no Person is entitled to any fee or commission or like payment from Merger Sub I or Merger Sub II, or either of Merger Sub I or Merger Sub II’s Affiliates in connection with the Transaction.
4.8Ownership and Operations of Merger Sub I and Merger Sub II . Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the Transaction and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or imposed by applicable Law. The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned directly or indirectly by Parent. The authorized capital stock of Merger Sub II consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub II is, and at the Effective Time will be, owned directly or indirectly by Parent.
4.9Tax Treatment. Neither Parent, Merger Sub I nor Merger Sub II has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent Merger I and Merger II, taken together, from qualifying as a “reorganization” under Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code.
4.10Capitalization. The authorized capital stock of Parent, as of the close of business on January 15, 2021 (the “Reference Date”), consists of (a) 100,000,000 shares of Parent Common Stock, of which (i) 75,282,880 shares were issued and outstanding, (ii) 1,696,026 shares were reserved for issuance pursuant to Parent’s equity incentive plans and (iii) 34,184,813 shares were held in treasury and (b) 2,000,000 shares of preferred stock, par value $0.01 per share, of which no (0) shares were issued and outstanding ((a) and (b) collectively the “Parent Stock”). No other class or series of capital stock or securities convertible into capital stock of Parent is authorized or outstanding. All of the issued and outstanding shares of Parent Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of the close of business on the Reference Date, 1,948,959.83 shares of Parent Stock were subject to outstanding options, stock appreciation rights, restricted stock awards or restricted stock units under Parent’s equity plans. As of the close of business on the Reference Date, no other shares of Parent Stock, or any securities convertible into any capital stock of Parent, were issued, reserved for issuance or outstanding, and Parent does not have outstanding any options, stock appreciation rights, restricted stock awards, restricted stock units, warrants or other equity interests or instruments to purchase, any preemptive rights or other rights to subscribe for or to purchase, or any written contracts, leases, licenses, indentures, agreements, commitments or other legally binding arrangements to issue or sell, shares of its capital stock or any such options, stock appreciation rights, restricted stock awards, restricted stock units, equity interests, rights, convertible securities or warrants other than granted or issuable under Parent’s equity incentive plans as set forth in the immediately preceding sentence.

4.11SEC Reports; Financial Statements.
(a)Since January 1, 2020, Parent has timely filed or furnished all registration statements, proxy statements, certifications and other forms, reports, statements, schedules and other documents with the U.S. Securities and Exchange Commission (the “SEC”), including all exhibits, amendments and supplements thereto (the “SEC Reports”), or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of each of its respective dates, each SEC Report has complied in all material respects with the requirements of the Securities Exchange Act of 1934. None of the SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, Parent is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”).
(b)The financial statements of Parent and its consolidated Subsidiaries included in the SEC Reports comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and all other applicable accounting requirements as in effect at the time of filing (or to the extent corrected by a subsequent restatement).  Such financial statements (i) have been prepared in all material respects in accordance with GAAP applicable to such financial statements applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and (ii) fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount).
(c)Except as disclosed in SEC Reports filed prior to the date hereof, from the date of the most recent consolidated balance sheet of Parent and its Subsidiaries that is disclosed in the SEC Reports through the date hereof, there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.
4.12No Other Representations and Warranties; No Reliance; Parent Investigation.
(a)Each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that, except as expressly set forth in the Agreement (as modified by the Company Disclosure Schedule), none of the Sellers nor any other Person (including the Company) makes or shall be deemed to make, nor has any such Person been authorized by Sellers or the Acquired Companies to make, any promise, representation or warranty, express or implied, relating to the Acquired Companies, Sellers, or any of their respective businesses, operations, assets, liabilities, conditions or prospects or the Transaction, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documents, opinions, projections, forecasts, statements, memorandums, presentations, advice or information (whether communicated orally or in writing), and any such other promises, representations or warranties, or liability or responsibility therefor, are hereby expressly disclaimed. Each of Parent, Merger Sub I and Merger Sub II has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Sellers or the Acquired Companies (or their respective Affiliates, officers, directors, employees, agents or representatives) that are not expressly set forth in Article III or the Letters of Transmittal.
(b)Each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that (i) Sellers, the Company or their respective representatives have made available to Parent, Merger Sub I and Merger Sub II, for the purposes of due diligence, material documents, forecasts or other information relating to the Acquired Companies and the Transaction and (ii) each of Parent, Merger Sub I and Merger Sub II has made its own independent inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Sellers, the Acquired Companies, the Shares and the Transaction and, in making its determination to proceed with the Transaction, each of Parent, Merger Sub I and Merger Sub II has relied on the results of its own independent investigation and independent judgment and acknowledges that it is not aware of any representation or warranty of the Company contained in this Agreement being untrue or inaccurate in any material respect.
4.13Limitations on Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article IV, NONE OF PARENT, MERGER SUB I, MERGER SUB II, OR ANY OTHER PERSON MAKES, OR HAS BEEN AUTHORIZED BY PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES TO MAKE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, MERGER SUB I, MERGER SUB II OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AND THEIR RESPECTIVE AFFILIATES, THE PARENT COMMON STOCK, THE MERGERS OR THE TRANSACTION, AND PARENT, MERGER SUB I, AND MERGER SUB II DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY ANY AFFILIATE OF PARENT, MERGER SUB I OR MERGER SUB II OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY THE COMPANY, ANY SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY PARENT, MERGER SUB I, MERGER SUB II OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article IV, PARENT, MERGER SUB I AND MERGER SUB II HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE COMPANY, ANY SELLER, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE COMPANY OR ANY SELLER, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR REPRESENTATIVES, BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF PARENT, MERGER SUB I, MERGER SUB II OR ANY OF THEIR RESPECTIVE

SUBSIDIARIES OR ANY OF THEIR AFFILIATES. NONE OF PARENT, MERGER SUB I, MERGER SUB II OR ANY OF THEIR RESPECTIVE SUBSIDIARIES MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE COMPANY OR ANY SELLER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY PARENT, MERGER SUB I, MERGER SUB II AND THEIR RESPECTIVE SUBSIDIARIES FOLLOWING THE DATE OF THIS AGREEMENT.
ARTICLE V
CONDUCT OF BUSINESS
5.1Conduct of the Company Pending the Closing. From the date of this Agreement until the earlier of the Closing or valid termination of this Agreement pursuant to Article VIII, except (i) as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) as required by applicable Law (including as required to comply with any quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequester or any other Law or Order or other directive or guidelines promulgated or issued by any Governmental Authority exercising competent jurisdiction over any Acquired Company in connection with or in response to COVID-19), (iii) as otherwise explicitly contemplated by this Agreement or the Pre-Closing Restructuring Plan or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned); provided that, with respect to any action requiring Parent’s consent hereunder proposed to be taken by any Acquired Company in connection with COVID-19, Parent shall provide a response to the Company specifying approval or disapproval no later than two (2) Business Days following delivery of a request with respect thereto by email in accordance with Section 10.11 (and the Company shall use reasonable best efforts to follow any such email request with a telephone call to a Person designated for notices to Parent in Section 10.11); provided, further, that if Parent fails to provide a response specifying its disapproval within such (2) Business Day period, Parent shall be deemed to have consented to any such action, (x) the Company shall and shall cause its Subsidiaries to conduct the Business of the Acquired Companies in the Ordinary Course of Business, use its commercially reasonable efforts to preserve their respective assets in good repair and condition in all material respects and use commercially reasonable efforts to preserve their respective Permits and relationships with Persons having business dealings with them and (y) the Company shall not and shall cause its Subsidiaries not to:
(a)repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests (such as warrants, options or other similar rights with respect to equity interests) of the Acquired Companies;
(b)transfer, issue, sell or dispose of, or grant options, warrants or other rights to purchase or otherwise acquire, any shares of capital stock, membership interests or other equity interests (such as “phantom” units or rights, stock appreciation rights, performance stock units or other rights that are linked in any way to the price or value of such capital stock or other equity interests) of the Acquired Companies;

(c)declare, authorize, set aside for payment or pay any dividend (in stock or property or any combination thereof) on, or make any other distribution in respect of any capital stock or other equity interests of the Acquired Companies or for Tax purposes, other than dividends or distributions from one Acquired Company to another Acquired Company;
(d)adopt, declare, authorize or effect any recapitalization, reclassification or like change in the capitalization of the Acquired Companies or any complete or partial liquidation or dissolution thereof;
(e)amend, modify or waive any provision of, or terminate, the articles of incorporation, limited liability company agreement or bylaws, as applicable, of the Acquired Companies;
(f)(i) create, incur, refinance, replace, guaranty or assume any Indebtedness or (ii) make any loans, capital contributions or advances to any other Person, except in each case (A) in the Ordinary Course of Business (including to purchasers of Ownerships or Other Company Products), (B) to the extent any such Indebtedness, loans or advances will be discharged at or prior to Closing or (C) the financing of receivables of loans to purchasers of Ownerships or Other Company Products;
(g)Enter into interest rate swaps, foreign exchange or commodity Contracts and other similar hedging arrangements (other than intercompany debt among the Acquired Companies);
(h)(i) acquire or authorize, recommend, propose or announce the acquisition of any corporation, limited liability company, partnership or other business organization or division thereof, whether by merger or purchase of stock or assets or (ii) sell, lease, license or otherwise dispose of material assets or securities, except in the Ordinary Course of Business (which shall include the sale or lease of Ownerships and Other Company Products);
(i)fail to maintain in full force and effect all Project and Ownerships registration statements and regulatory approvals, material Permits and consents for the sale, operation and use of the Projects and Ownerships;
(j)settle or compromise any Legal Proceedings for an amount in excess of Two Hundred Thousand Dollars ($200,000) (except for any such Legal Proceeding for which adequate reserves have been established in accordance with GAAP or that result in any other liability or other continuing obligation, restriction or undertaking of any Acquired Company or Managed Association (other than de minimis liabilities or obligations incidental to such settlement or compromise, including confidentiality obligations);
(k)enter into any commitment for capital expenditures of the Acquired Companies for tangible assets in excess of One Hundred Thousand Dollars ($100,000) for all commitments in the aggregate, other than to replace or repair obsolete, worthless or damaged assets;
(l)except as required by any Benefit Plan in effect as of the date of this Agreement or by applicable Law (other than any transaction, change of control or retention payments which shall not exceed Five Hundred Thousand Dollars ($500,000) in the aggregate) (A)

increase the compensation or benefits payable or to become payable to Business Employees, other than increases in compensation or benefits in the Ordinary Course of Business consistent with past practice to Business Employees not otherwise receiving an annual base salary of One Hundred Twenty-Five Thousand Dollars ($125,000) or above, or (B) enter into or amend any employment, change-in-control or severance Contract with any current or former director or executive officer of an Acquired Company or any Business Employee, other than employment Contracts with employees hired by the Company after the date of this Agreement if such hiring is not prohibited by Section 5.1(n), (C) adopt or terminate any material Benefit Plans, other than as required by this Agreement, or amend or modify, in a manner that would materially increase costs to the Company, any material Benefit Plans, (D) grant to any current or former director or executive officer of an Acquired Company or any Business Employee any right to receive, or pay to any of the foregoing Persons any severance, retention, change-in-control, termination or other similar compensation or benefits or any increases thereof or (E) accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director of officer of an Acquired Company or any Business Employee, other than as contemplated by Section 2.4 of this Agreement;
(m)implement any employee layoffs or take any other action contemplated in Section 3.16(f) with respect to actions subject to regulation under the WARN Act;
(n)hire, engage or terminate (other than for cause) the employment or engagement of any employee or independent contractor who earns or will earn annually base compensation or consulting fees in excess of One Hundred Twenty-Five Thousand Dollars ($125,000);
(o)enter into, renew, amend or terminate any Material Contract, Management Agreement or Real Property Lease or any Contract that would have been a Material Contract, Management Agreement or Real Property Lease if entered into on or prior to the date hereof, except for any renewal (at the time of or in anticipation of), termination or expiration of any Material Contract, Management Agreement or Real Property Lease by its own terms (and without the giving of notice thereunder or the occurrence or allegation of any breach thereof);
(p)enter into any Contract if the performance of the transactions contemplated by this Agreement and the consummation thereof will conflict with, or result in any breach or violation of, or default under (with or without the giving of notice or the lapse of time, or both) such Contract;
(q)change any of the Acquired Companies’ methods of accounting or methods of reporting income or deductions for Tax or accounting practice or policy, except in each case as required by applicable Law, GAAP or as disclosed in the notes to the audited Company Financial Statements;
(r)make any changes in cash management practices or policies, practices or procedures with respect to collection of accounts receivable, establishment of reserves for uncollected accounts, accrual of accounts receivable, write-offs, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, in each case, except as required by applicable Law or GAAP;

(s)make or change any Tax election, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provisions of state, local or other Law), settle or abandon any material Tax claim or assessment, surrender any right to claim a refund or credit of Taxes involving a material amount, incur any liability for Taxes (other than in the Ordinary Course of Business or in connection with the Pre-Closing Restructuring Plan or other transactions contemplated by this Agreement), fail to pay or withhold any Taxes (including estimated Taxes) as they become due, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;
(t)retain or otherwise purchase more than six (6) month’s reasonably estimated supply in the Ordinary Course of Business of soft goods, bath amenities or other similar supplies that incorporate any Retained Marks and are used or associated with the operation of the Projects;
(u)enter into any agreement or otherwise make a commitment to do anything prohibited by this Section 5.1.
5.2Control of Business. Parent acknowledges and agrees on behalf of itself and its Affiliates that: (a) nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, the right to control or direct the Acquired Companies’ operations prior to the Closing; (b) prior to the Closing, the Acquired Companies’ management and board of directors and equity holders shall exercise, consistent with the terms and conditions of this Agreement and applicable Law, complete control and supervision over the Acquired Companies’ operations; and (c) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any applicable Law.
ARTICLE VI
COVENANTS
6.1Access to Information.
(a)From the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date, upon Parent’s reasonable request, subject to Section 6.1(c), the Company shall afford each Designated Representative reasonable access (whether physical, virtual, remote or otherwise) to the offices, properties, books and records of the Acquired Companies; provided, however, that (i) such access shall be conducted during normal business hours, pursuant to the terms of any lease or sublease (if applicable), under the supervision of personnel of the Company and in such a manner so as not to interfere with the normal operations of the Acquired Companies or any of their Affiliates; (ii) the auditors and accountants of the Acquired Companies shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; (iii) if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.1(a) shall be subject to applicable rules relating to discovery; (iv) any access to the Acquired Companies’ properties shall be subject to the Acquired Companies reasonable security and insurance measures and shall not include the right to conduct any environmental testing, sampling or intrusive investigations of any kind; (v) Parent shall have no access to any Tax Returns filed by any Seller or any of their respective Affiliates (other than the Acquired Companies); (vi) the Company shall not be required to provide copies of, access to or otherwise disclose to or supply Parent with any information which, as determined by the Company or Sellers’ Representative in good faith, (A) the Acquired Companies or Sellers or their respective Affiliates are under a contractual, antitrust or other legal obligation not to supply, (B) relates to individual performance or evaluations records or medical histories, (C) would jeopardize the attorney-client privilege or other immunity or protection from disclosure of the Acquired Companies or Sellers or their respective Affiliates, (D) would conflict with any Law (including any Law relating to data protection or privacy), Order or privacy policy or notice applicable to Sellers, the Acquired Companies or the assets, information or operation of the Business, or (E) should not be so disclosed due to its competitively sensitive nature; and (vii) the Acquired Companies shall be entitled to reimbursement for their reasonably documented out-of-pocket costs incurred in connection therewith. From the date hereof until earlier of the termination of this Agreement or the Closing Date, the Company shall provide Parent with (i) a monthly sales and inventory report, including the monthly sales of Ownerships and Other Company Products, as well as an updated listing of Ownership Receivables consistent with Section 3.26(a) of the Company Disclosure Schedule and (ii) within twenty (20) Business Days following each month end, an unaudited consolidated balance sheet, statement of operations and changes in stockholder’s equity and statement of cash flows for the Acquired Companies for such month (the “Monthly Financials”).
(b)From and after the Closing Date, in connection with any reasonable business purpose, including the determination of any matter relating to the rights or obligations of the Acquired Companies or Sellers under this Agreement, upon reasonable prior request and except as determined by Parent in good faith to be appropriate to ensure compliance with any applicable Law and, except as determined by Parent in good faith to reasonably be expected to violate the attorney-client privilege or other legal privilege, Parent shall, and shall cause its Affiliates and their respective representatives to (i) afford Sellers’ Representative, Sellers and their Affiliates and their respective representatives (including accountants, financial advisors and counsel) reasonable access, during normal business hours, to the offices, properties, books and records of the Acquired Companies and (ii) make available to Sellers’ Representative, Sellers and any such representatives of Sellers’ Representative, Sellers and their Affiliates, the employees of the Acquired Companies whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist Sellers’ Representative and Sellers in connection with Sellers’ Representatives’ and Sellers’ inquiries for any of the purposes referred to above, including the presence of such Persons as witnesses in hearings or trials for such purposes; provided, however, that (A) such requests shall not unreasonably interfere with the normal operations of Parent or any of its Affiliates; (B) that the auditors and accountants of Parent or its Affiliates shall not be obligated to make any work papers (to the extent extant) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants (C) that if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.1(b) shall be subject to applicable rules relating to discovery; (D) Parent and its Affiliates shall not be required to provide copies of, access to or otherwise disclose to or supply Sellers with any information which, as determined by Parent in good faith, (i) Parent or its Affiliates are under a contractual, antitrust or other legal obligation not to supply, (ii) would jeopardize the attorney-client privilege or other immunity or protection from disclosure of Parent or its Affiliates, (iii) would conflict with any Law (including any Law relating to data protection or privacy), Order or privacy policy or notice applicable to Parent, its Affiliates or its or their respective the assets, information or operations, or (iv) should not be so disclosed due to its competitively sensitive nature; (E) there shall be no obligation to provide any Tax Returns (or Tax Return work papers) of Parent or any of its Affiliates other than any such Tax Returns (or Tax Return work papers), or portions thereof, solely of or relating to the Company or any of its Subsidiaries which are reasonably required by Sellers in connection with preparing any Tax Return or conducting any Tax Proceeding; and (F) Parent shall be entitled to reimbursement for its reasonably documented out-of-pocket costs incurred in connection therewith.
(c)Notwithstanding anything in this Agreement to the contrary, neither Sellers nor the Company shall be required, prior to the Closing, to disclose (or to provide access to any of its offices, properties, books or records that could result in the disclosure to such Persons or others of) any confidential information relating to non-public customer data, nor shall Sellers or the Company be required to permit Parent or its Affiliates or their representatives to have access to or to copy or remove from the offices or properties of Sellers, the Acquired Companies or any of their respective Affiliates any documents, drawings or other materials that might reveal any such confidential information.
(d)The Company shall (i) cause copies of confidentiality Contracts entered into by any Seller or any of their Affiliates with any Person relating to the Transaction (or any predecessor or alternative transaction related thereto) to be provided to the Company at or prior to the Closing Date, (ii) cause such Seller and its Affiliates to assign to the Acquired Companies at or prior to the Closing all of their rights under such Contracts to confidential treatment and non-use information related to the Business of the Acquired Companies or with respect to solicitation of hiring of Business Employees.
(e)In furtherance, and not limitation, of Article V, the Company shall provide Parent with prompt written notice upon the taking or occurrence of any COVID-19 Action upon the making of the determination to take such COVID-19 Action or the taking of such COVID-19 Action by a third party, as applicable.
(f)At least two (2) weeks prior to the Closing, the Company shall deliver to Parent a list identifying the recipients and amounts of Transaction Bonus Payments.
6.2Cooperation; Filings and Approvals.
(a)Subject to the terms and conditions of this Agreement (including Section 6.2(d) and Section 10.1), the Parties shall cooperate with one another and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and in any event by or before the Outside Date and to consummate and make effective, in the most expeditious manner practicable, the Transaction, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, any required filings under the HSR Act and the antitrust Laws of any other applicable jurisdiction), (ii) make all filings and obtain all approvals, consents, registrations, waiting period expirations or terminations, Permits, authorizations and other confirmations from any Governmental Authority or other Person necessary, proper or advisable to consummate the Transaction, including the Required Consents and (iii) make all filings and obtain all approvals, consents, registrations, authorizations and confirmations with respect to operating Permits (such as liquor licenses) necessary, proper or advisable for the continued operations of the Acquired Companies in the Ordinary Course of Business following the Closing; provided that neither the Company nor Sellers shall be obligated to pay any material fees, costs or consideration to any Person from whom any such approval, consent, registration, Permit, authorization or other confirmation is requested. For the avoidance of doubt, the obtaining of any such approval, consent, registration, Permit, authorization or other confirmation is not a condition to Closing unless expressly set forth in Article VII.
(b)In furtherance and not in limitation of the foregoing, (i) Parent agrees to make, or have its ultimate parent entity (as that term is defined in the HSR Act) or equity holders make, and the Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act if required with respect to the Transaction as promptly as practicable following the date of this Agreement (but in no event later than ten (10) Business Days from the date of this Agreement, unless the Company and Parent agree in writing to a later date) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.2 necessary to cause the expiration or termination of the applicable waiting periods, if any, under the HSR Act as soon as practicable and in any event by or before the Outside Date (including requesting early termination of the applicable waiting periods under the HSR Act). For the avoidance of doubt, and notwithstanding anything herein to the contrary, Parent shall direct and control all aspects of the parties’ efforts to obtain and determine the strategy with respect to obtaining, any clearances, consents, approvals and waivers under the HSR Act and the applicable antitrust Laws set forth in Section 6.2(b) of the Company Disclosure Schedule, if any, in each case required for the consummation of the Transaction.
(c)Each of the Company and Parent, as applicable, shall use its reasonable best efforts to (i) cooperate with the other Party in connection with any filing or submission with a Governmental Authority in connection with the Transaction and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transaction, including any Legal Proceeding initiated by a private party and (ii) keep the other Party informed in all respects and on a current basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any communication received or given in connection with any Legal Proceeding by a private party, in each case regarding the Transaction. Subject to applicable Laws relating to the exchange of information and to the extent practicable, each of the Company and Parent, shall have the right to review in advance, and each will consult the other on, any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transaction (although the Parties will not be obligated to share with each other the documents they include with their notifications under the HSR Act that are responsive to Items 4(c) and 4(d) of the HSR notification.) The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all meetings and telephone calls with a Governmental Authority regarding the Transaction shall include representatives of all Parties. Subject to applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Authority regarding the Transaction by or on behalf of any Party.
(d)In connection with and without limiting the obligations set forth in this Section 6.2, Parent agrees to take all actions that are necessary or reasonably advisable, or as may be required by any Governmental Authority, to consummate the Transaction as expeditiously as possible and in any event by or before the Outside Date, including to, (i) sell, license or otherwise dispose of, or to hold separate and agree to sell, license or otherwise dispose of, any entities, assets, intellectual property, businesses, equity holdings, or facilities of the Acquired Companies, Parent or Parent’s Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights and obligations of the Acquired Companies, Parent or any of Parent’s Affiliates, (iii) amend, assign or terminate existing licenses or other agreements of the Acquired Companies, Parent or any of Parent’s Affiliates or enter into such new licenses or other agreements, (iv) litigate (or defend) against any administrative or judicial action or Legal Proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging the Transaction as violative of any Law or (v) take any action requested by a Governmental Authority as a condition to terminate an applicable waiting period or otherwise permit the Transaction to close without challenge by or before the Outside Date. Notwithstanding anything to the contrary in this Agreement or otherwise, neither Parent nor its Affiliates will be required to take any of the actions described in subparts (i), (ii), (iii), or (v) above with respect to any entities, assets, intellectual property, businesses, brands, equity holdings or facilities of Parent or its Affiliates necessary for, or utilized in, the conduct of the business of Parent or its Affiliates (x) with an aggregate value in excess of $125,000,000 or (y) any subset thereof, without division or other separation, which would make the operation thereof unreasonably burdensome or impossible (including due to club ties, separation of assets within a brand or collective arrangements in respect thereof). All such efforts shall not be limited by any lesser standard of efforts used in this Agreement. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transaction.
(e)Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the Transaction or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority seeking or entering an Order prohibiting the consummation of the Transaction; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Transaction.
(f)Nothing in this Agreement shall be construed as requiring the Sellers or the Company to agree to any terms or restrictions as a condition to, or in connection with, obtaining any approvals, consents, waiting period expirations or terminations, registrations, Permits, authorizations or confirmation from any Governmental Authority or other Person unless such terms or restrictions are conditioned upon the Closing.
(g)In furtherance and not in limitation of Section 6.2(a) above, the Company, on the one hand, and Parent, on the other hand, shall each cause to be prepared and filed with the FCC as soon as practicable, but in no event later than ten (10) Business Days after the date hereof, the requisite application (the “FCC Application”) and other necessary instruments or documents requesting the FCC’s consent to the transfer of control of the FCC License held by or for the benefit of any Acquired Company and set forth on Section 6.2(g) of the Company Disclosure Schedule (the “FCC Consent”) and thereafter prosecute such application with all reasonable diligence to obtain the FCC Consent as soon as practicable, including applications required for FCC consent to the Pre-Closing Restructuring Plan; provided, however, that no Party hereto shall be required to pay consideration to any third party to obtain the FCC Consent (other than the FCC filing fees relating to the Transaction, which shall be paid by the Party required to make such filing). No Party hereto shall take any intentional action that could, or intentionally fail to take such action the failure of which to take could, reasonably be expected to have the effect of materially delaying or preventing the receipt of the FCC Consent. Each of the Parties hereto shall use its respective reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any Legal Proceeding initiated by a private party, and (ii) keep the other Parties informed in all material respects of any material communication received by such Party from, or given by such Party to, the FCC or any other Governmental Authority and of any material communication received or given in connection with any Legal Proceeding by any private party.
6.3Parent Confidentiality. Parent acknowledges that the information provided to Parent and its representatives in connection with this Agreement (including Section 6.1 hereof) and the Transaction is subject to the terms of the Confidentiality Agreement, dated September 21, 2020 by and between Parent and the Company (the “Confidentiality Agreement”).
6.4Preservation of Records. Parent agrees to preserve and keep the records held by the Acquired Companies or Parent relating to the Business, with the exception of Tax Returns and Tax records (the period of retention for which is provided for in Section 10.3(e) of this Agreement), for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the Sellers’ Representative and Sellers as may be reasonably requested in connection with, among other things, any insurance claims by, Legal Proceedings (other than Legal Proceedings between Sellers or the Sellers’ Representative, on the one hand, and Parent or the Acquired Companies following the Closing, on the other hand, related to this Agreement or the Transaction) or Tax audits against, or governmental investigations of, the Acquired Companies or in order to enable Sellers or the Sellers’ Representative to comply with their respective obligations under this Agreement and each other Transaction Agreement.

6.5Publicity. Neither the Company nor Sellers (or their respective Affiliates) on the one hand, nor Parent and its Affiliates, on the other hand, shall issue any press release or public announcement concerning this Agreement, the other Transaction Agreements or the Transaction or make any other public disclosure containing or pertaining to the terms of this Agreement, including, for the avoidance of doubt, to any employees or customers of the Acquired Companies, Associations or Affiliates of any Seller or any Acquired Company, without obtaining the Company’s (prior to the Closing), Sellers’ Representative’s (after the Closing) or Parent’s, as applicable, prior written approval, which approval will not be unreasonably withheld, conditioned or delayed, unless, in the judgment of the Party seeking to disclose, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which such disclosing Party lists securities; provided that, to the extent any disclosure is required by applicable Law or stock exchange rule, the Party intending to make such disclosure shall use its reasonable best efforts consistent with applicable Law or stock exchange rule to consult with the Company (prior to the Closing), Sellers’ Representative (after the Closing) or Parent, as applicable, with respect to the text and subject matter thereof, including the identity of any of the Parties. For the avoidance of doubt, disclosures resulting from the Parties’ efforts to obtain approval or early termination under the HSR Act and to make any related filing under applicable Law shall be deemed not to violate this Agreement.
6.6Employee Benefit Matters.
(a)All employees of the Acquired Companies, as of 11:59 pm Eastern Time on the day immediately prior to the Closing Date, are known as “Business Employees.”
(b)From and after the Closing Date through December 31, 2021, Parent shall or shall cause one of its Affiliates (including, after the Closing, the Acquired Companies) to provide to each Business Employee who continues to be employed by Parent or one of its Affiliates (including, after the Closing, the Acquired Companies) (“Continuing Employees”) during such period (i) with base salary or wage rates and target bonus and commission (excluding any temporary reduction in salary, wage rate, target bonus or commission occurring as a result of COVID-19) that are not less favorable in the aggregate than the lesser of (W) the base salary or wage rates and target bonus and commission provided to such Business Employee immediately prior to the Closing Date and (X) the base salary or wage rates and target bonus and commission provided to similarly situated employees of the Acquired Companies, and (ii) with employee benefits (other than the ESOP, severance benefits, equity-based and transaction-based compensation and benefits) that are no less favorable, in the aggregate, than either (Y) those provided to such Continuing Employee immediately prior to the Closing or (Z) those provided to similarly situated employees of Parent; provided, in each case, that an employee’s location and position shall be taken into account in determining if another employee is similarly situated for purposes of this Section 6.6(b). Parent agrees that, from and after the Closing Date, Parent shall, and shall cause its Affiliates to, grant each Business Employee credit for any service with the Acquired Companies (including service with any predecessor employer if so credited under an applicable Benefit Plan) earned prior to the Closing Date (A) for eligibility and vesting purposes and (B) for purposes of paid time off accrual and determination of level of severance pay under any benefit or compensation plan, program, agreement, or arrangement established or maintained by Parent or any of its Affiliates (including, after the Closing, the Acquired Companies) in which the Business Employees participate on or after the Closing Date (the

“New Plans”), except to the extent such recognition of service would result in a duplication of benefits or violate the terms of the New Plans.
(c)Without limiting Section 6.6(b), following the Closing, Parent shall credit each Continuing Employee with all of the paid time off, vacation, holiday, annual leave and sick leave days each such Continuing Employee is entitled to prior to the Closing for use following the Closing in accordance with the applicable paid time off, vacation, holiday, annual leave and sick leave policies of the Acquired Companies as in effect immediately prior to the Closing; provided, however, that, Parent agrees that any such credit for paid time off, vacation, holiday, annual leave and sick leave days, will survive through December 31, 2023, and immediately after such period, shall be forfeited without compensation to the extent unused.
(d)Following the Closing, Parent will provide for a cash bonus plan for each eligible Continuing Employee based on target potential at the time of Closing. For 2021, the annual cash bonus plan will be separated into two (2) six (6) month performance periods (January through June and July through December), as is the case for all other similarly situated Parent companies. The first half 2021 performance metric to determine the amount of bonus will be based upon the Company’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the period January 1, 2021 through June 30, 2021. The targeted adjusted EBITDA will be normalized to account for the benefit of the Transaction following Closing. Payment will be made to Continuing Employees who remain employed by an Acquired Company as of June 30, 2021 and be paid as soon as practical after such date via the Company’s regularly scheduled payroll system. The second half 2021 performance metrics will be communicated at such time as all other similarly situated employees, based upon the target potential at the time of Closing.
(e)From and after the Closing, Parent shall cause the Acquired Companies to comply with, and shall be responsible for any failure to comply after the Closing Date with, and bear any and all liability arising after the Closing Date or resulting from, in whole or in part, actions taken on or after the Closing Date under, the requirements of the Worker Adjustment and Retraining Notification Act and any analogous U.S. state Law or other comparable requirements in other jurisdictions.
(f)Prior to the Closing, the Acquired Companies shall forgive all amounts payable by the employees of the Acquired Companies to an Acquired Company pursuant to any loan, advance, extension of credit or other similar arrangement extended by, or made between, any Acquired Company and such employee of any Acquired Company as set forth on set forth on Section 6.6(f) of the Company Disclosure Schedule, and shall deduct or withhold, as applicable, any amounts required to be deducted or withheld for any Taxes imposed thereon.
(g)Nothing contained in this Agreement, expressed or implied, shall give any third Person, other than the Parties to this Agreement, any rights or remedies of any nature whatsoever, including but not limited to any right to continued employment or service, under or by reason of this Section 6.6, and no provision of this Section 6.6 shall cause any third party beneficiary rights in any current or former employee, director, consultant or other service provider of the Acquired Companies to enforce the provisions of this Section 6.6 or any other matter related thereto or be construed as an amendment to any Benefit Plan, New Plan or other employee benefit plan.

6.7Director and Officer Liability; Indemnification.
(a)For a period of six (6) years after the Closing, (i) Parent shall not, and shall not permit the Surviving Corporation and Acquired Companies to, amend, repeal or modify any provision in the Acquired Companies’ articles of incorporation, bylaws, or other similar organizational documents (with retroactive effect) relating to the exculpation, indemnification or advancement of expenses of any present or former officers, managers and directors (each, a “D&O Indemnified Person”) (unless and to the extent required by Law) and (ii) Parent shall, and shall cause the Surviving Corporation and Acquired Companies (each, a “D&O Indemnifying Party”) to, to the fullest extent permitted by applicable Law, (A) indemnify and hold harmless the D&O Indemnified Persons against all D&O Expenses (as defined below) and all Losses, claims, damages, judgments and amounts paid in settlement (“D&O Costs”) in respect of any threatened, pending or completed Legal Proceeding, whether criminal, civil, administrative or investigative, based on, arising out of or relating to the fact that such Person is or was a director or officer of the Acquired Companies or arising out of acts or omissions occurring on or prior to the Closing (a “D&O Indemnifiable Claim”), including in accordance with the D&O Indemnification Agreements identified on Section 3.13(a)(xiv) of the Company Disclosure Schedule, if any, and (B) advance to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim promptly after receipt of statements therefor. Any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, Orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully and finally satisfied. For the purposes of this Agreement, “D&O Expenses” shall include reasonable attorneys’ fees and all other reasonable, documented costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or participate in any D&O Indemnifiable Claim.
(b)Prior to the Closing, the Company shall obtain, maintain and fully pay for irrevocable “tail” insurance policies reasonably satisfactory to Parent naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date (each, a “D&O Tail Policy”) from an insurance carrier with the same or better financial-strength rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope that is, in the aggregate at least as favorable to the Acquired Companies’ directors and officers as the Acquired Companies’ respective existing policies with respect to matters existing or occurring at or prior to the Closing Date; provided, however, that such cost, if incurred or to be paid by the Company, shall not be included as a current liability in the Adjusted Working Capital calculation. Parent shall not, and shall cause the Company not to, cancel or change such insurance policies in any respect. The Company and Parent shall be equally (50% / 50%) responsible for the costs of the D&O Tail Policy.
(c)In the event that Parent, the Acquired Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.7.

(d)Parent and the Company acknowledge that the Company’s obligations of indemnification pursuant to the ESOP, the Trust Agreement and the engagement letter between the Company and the ESOP Trustee, will survive the Closing.
6.8Contact with Customers, Suppliers and Other Business Relations. Parent hereby agrees that it is not authorized to and shall not (and shall not permit any of its representatives, employees or Affiliates to), contact any employee, tenant, landlord, customer, supplier, content provider, advertiser, distributor or other business relation of the Acquired Companies regarding the Transaction or any information provided to Parent and its representatives in connection therewith prior to the Closing without the prior written consent of the Company. If the Company consents to any such contact, and to the extent consistent with applicable Law, the Company shall be given the reasonable opportunity to participate in any discussions and meetings, and copied on all correspondence, with any such Persons (or any Association or its members) prior to Closing.
6.9Resignations. The Company shall use reasonable best efforts to cause to be delivered to Parent a duly signed resignation (which shall be in the form of (i) Exhibit J for each Person that does not submit a Letter of Transmittal pursuant to this Agreement or (ii) Exhibit K for each Person submitting a Letter of Transmittal pursuant to this Agreement) from each of the directors, officers or managers as applicable, of the Acquired Companies or the Managed Associations that are employees of the Acquired Companies and designated by Parent to the Company in writing at least five (5) Business Days prior to the Closing Date, effective as of and conditioned upon the Closing or shall use reasonable best efforts to take such other action as is necessary to accomplish the removal of such Person from such position.
6.10RWI Policy. Parent acknowledges and agrees that the RWI Policy shall provide that the insurer shall have no, and shall waive any and all rights of, subrogation as against Sellers and their respective Affiliates (other than in cases of Fraud by Sellers) and that Sellers are a third party beneficiary of that waiver and that the insured and insurer cannot amend the RWI Policy with respect to the subrogation provisions without the prior written consent of Sellers’ Representative.
6.11Pre-Closing Restructuring. Prior to the Closing, the Company shall cause the Pre-Closing Restructuring to be substantially completed in all material respects.
6.12ESOP Termination and Wind-up.
(a)From the date of this Agreement until the earlier of the Closing or valid termination of this Agreement pursuant to Article VIII, the Company will cause the ESOP not to (i) redeem or otherwise acquire any Shares held by the ESOP, except for repurchases by the Company of Shares from employees to the extent required by the ESOP, (ii) permit the ESOP to make distributions in respect of Shares to ESOP participants, except as required under the ESOP or by applicable Law, or (iii) take any action or fail to take any action that would, or that could reasonably be expected to, adversely affect the tax-qualified status of the ESOP under Sections 401(a) or 501(a) of the Code or which would constitute a breach of fiduciary duty under Section 409 of ERISA.
(b)The Company shall, on or before the Closing Date, amend the ESOP, contingent upon the Closing and effective immediately prior to the Closing, to (i) permanently discontinue contributions to and terminate the ESOP, (ii) convert the ESOP entirely into a profit-sharing plan and (iii) terminate the ESOP and profit-sharing plan. As soon as reasonably practicable following the Closing Date, the Surviving Corporation will submit an application to the IRS requesting a favorable determination with respect to the amendment and termination of the ESOP and profit-sharing plan.
(c)Following termination of the ESOP, the ESOP will remain in existence (albeit frozen) until the ESOP accounts of all participants have been distributed. In connection with the termination of the ESOP, distributions to participants shall be made in accordance with the following schedule: (i) as soon as administratively feasible following the Closing Date, the ESOP Trustee shall distribute to participants up to eighty-five percent (85%) of each participant’s ESOP account balance in a single cash lump sum (with or without participant consent), including accounts already in pay status, (ii) as soon as practicable following receipt of a favorable determination from the IRS to the effect that the ESOP and profit-sharing plan formed part of a tax-qualified plan as of its termination, the ESOP shall distribute to participants the remaining portion of their ESOP account balances, other than funds in respect of any Contingent Consideration that have not yet been distributed to the ESOP pursuant to the Agreement; and (iii) as soon as practicable following the final distribution (or exhaustion) of any Contingent Consideration, the ESOP Trustee shall distribute to participants all such remaining ESOP account balances. Any cash received by the ESOP in respect of any Contingent Consideration shall be allocated to each participant’s plan account based on the ratio that the number of Shares (as defined in the ESOP) in each participant’s Share (as defined in the ESOP) account as of the Closing Date bears to the total number of shares of Company Stock in the ESOP that are allocated as of the Closing.
6.13401(k) Plan. The Company shall take all actions, including adopting written resolutions, necessary to terminate, effective immediately before the Closing, any Plan sponsored by the Company that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Company 401(k) Plan”), and effective immediately prior to the Closing, (i) all participants in any Company 401(k) Plan shall be fully vested in their account balances and (ii) no Business Employee or other Person shall have any right thereafter to contribute any amounts to such Company 401(k) Plan based upon compensation earned after the Closing. The Company will provide Parent with a copy of such proposed resolutions terminating such Company 401(k) Plan prior to adoption thereof by the board of directors of the Company and shall deliver evidence to Parent that the board of directors of the Company approved such resolutions. Parent shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Parent 401(k) Plan”) for which Business Employees who participated in a Company 401(k) Plan shall become eligible to participate immediately after the Closing Date. Parent shall take all steps necessary to cause such Parent 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from a Company 401(k) Plan, including using reasonable best efforts to permit a rollover of any associated plan loans, as directed by the Continuing Employees, provided that such rollover of plan loans is permitted under the Parent 401(k) Plan.

6.14Transaction Bonus and LTIP Settlement Amount Payments. On the Closing Date, Parent shall wire to the Company the Aggregate Transaction Bonus Payments and the LTIP Settlement Amount payment in accordance with wire transfer instructions provided by the Company to Parent prior to the Closing Date. Parent shall cause the Company and the Company Subsidiaries to, and the Company and the Company Subsidiaries shall, timely pay through the applicable payroll system to the applicable employees any Transaction Bonus Payment and LTIP Settlement Amount that becomes due and owing on the Closing Date (net of applicable withholding and payroll Taxes which, along with the employer portion of payroll Taxes resulting from such payments, Parent shall cause the Company or applicable Company Subsidiary to, and such Person shall, pay to the appropriate Taxing Authorities).
6.15Use of Retained Marks.
(a)Parent acknowledges that Sellers or their respective Affiliates shall own all right, title and interest in and to all Retained Marks effective as of the consummation of the Pre-Closing Restructuring. Except as expressly provided in this Section 6.15, Parent and its Affiliates (including, after the Closing, the Acquired Companies) shall (i) have no rights in or to the Retained Marks, (ii) cease all uses of the Retained Marks (other than as expressly permitted under Section 6.17 or a separate written license agreement with respect thereto) as of the Closing and (iii) not do business as or represent themselves as Sellers or their respective Affiliates.
(b)Parent shall, until one (1) year following Closing or as otherwise may be agreed in a separate written license agreement between Parent (or its designated Affiliate) and the Person holding the Retained Marks, be entitled to use any materials bearing the Retained Marks, solely (i) in connection with the continued operation of the Business as currently conducted and on behalf of the Managed Associations and (ii) in the manner and form used by the Acquired Companies immediately prior to the Closing Date, after which period, except as otherwise expressly permitted under Section 6.17 or a separate written license agreement with respect thereto,, Parent shall cease any and all use of the Retained Marks. Sellers shall cause the Person holding the Retained Marks to enter into a separate written license agreement with an Acquired Company to implement this Section 6.15(b), such agreement in a form mutually agreeable among the Parties (in their reasonable discretion) and executed and delivered at or prior to the Closing.
(c)Parent shall ensure that all use of the Retained Marks pursuant to this Section 6.15 shall be with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained Marks were used by Sellers or their respective Affiliates immediately prior to the Closing Date. Any and all goodwill generated by the use of the Retained Marks under this Section 6.15 shall inure solely to the benefit of Sellers or their respective Affiliates.
(d)Parent shall not, and shall not enable, permit or request any Person to, (i) alter any materials bearing the Retained Marks (other than to remove the Retained Marks), (ii) use the Retained Marks in any manner that is intended, or would reasonably be expected, to tarnish or otherwise damage the reputation of Sellers or their Affiliates, or the goodwill associated with the Retained Marks, (iii) challenge the use, ownership, validity or enforceability of any Retained Marks, or (iv) seek to register in any jurisdiction any of the Retained Marks, or any trademarks, service marks, trade names, company names, logos, domain names and other identifiers of source or origin confusingly similar thereto.
6.16License Amendments & Cross-Use Amendments.
(a)Prior to the Closing, the Company shall amend to provide for termination effective as one (1) year following the Closing, any and all licenses, sublicenses or other Intellectual Property rights with respect to the Retained Marks granted by any of the Acquired Companies to any Managed Association or owner of any Ownerships pursuant to the Management Agreements set forth on Section 6.16(a) of the Company Disclosure Schedule (the “License Amendments”); provided, that any document effecting such amendment or termination shall be subject to Parent’s reasonable advance review and comment.
(b)Prior to Closing, the Company shall amend, or cause to be amended, the Contracts set forth on Section 6.16(b) of the Company Disclosure Schedule, to terminate the rights of any Person party to such Contracts or otherwise granted any rights thereunder, with respect to any easement, license, use agreement or right of way which burdens any amenities, facilities or other improvements on the Owned Real Property or Managed Association Owned Real Property for the benefit of any other Person or real property, including, without limitation, any real property constituting an Excluded Asset (the “Cross-Use Amendments”); provided, that any such amendment shall be subject to Parent’s reasonable advance review and comment.
(c)Prior to Closing, the Company intends to grant a non-exclusive and perpetual easement for ingress and egress over, upon and across a roadway to a Person owned or controlled by Sellers in connection with the transfer of the “Canyon Villas” Excluded Asset in San Diego, California, as contemplated in the Pre-Closing Restructuring Plan; provided, that any such easement shall be subject to Parent’s reasonable advance review and comment.
(d)Prior to Closing, the Company shall, if requested by Parent, use its commercially reasonable efforts to assist Parent to obtain for the benefit of Welk Resort Group, Inc. an assignment of declarant’s rights under the governing documents for which Welk Resort Group, Inc. is the successor developer but has not obtained such an assignment of declarant’s rights.
6.17Debranding; Covenant Not to Sue. From and after the Closing, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the Managed Associations and Associations to modify, amend or restate, as applicable, their respective organizational or governing documents to remove all uses of any Retained Marks. Sellers’ Representative, on behalf of Sellers and their respective Affiliates, covenants and agrees that Sellers and their respective Affiliates will not initiate, file, prosecute or participate in any Legal Proceeding against Parent, the Acquired Companies, the Managed Associations, Associations or any of their respective present or former Affiliates, officers, directors, managers, employees, partners, equityholders, members, agents, attorneys, representatives, successors or permitted assigns in the event that, despite using commercially reasonable efforts, any use of the Retained Marks in the respective organizational or governing documents of the Managed Associations or the Associations extends beyond the term of any license provided to Parent, the Acquired Companies or their respective Affiliates in and to the Retained Marks. For the avoidance of doubt, this Section 6.17 pertains only to use of Retained Marks in the respective organizational or government documents of the Managed Associations or

Associations and does not grant any separate right or license, express or implied, in or to the Retained Marks. The provisions of this Section 6.17 shall be included in any separate written license agreement between Parent (or its designated Affiliate) and the Person holding the Retained Marks.
6.18Covenant Not To Sue for New Names and Marks; Consent to Registrations. Sellers’ Representative, on behalf of Sellers and their respective Affiliates, covenants and agrees (i) that Sellers and their respective Affiliates will not initiate, file, prosecute or participate in any Legal Proceeding against any names or trademarks that Parent, the Acquired Companies, the Managed Associations, Associations or any of their respective Affiliates might use, file or register anywhere in the world for names or marks that substitute the terms WELK or LAWRENCE WELK with a new word or words (“New Names and Marks”), but otherwise incorporate in any way, including in their entireties, the Retained Marks and (ii) that Sellers and their respective Affiliates will provide any consents necessary to effectuate such filing or registration of the New Names and Marks with any Governmental Agency. The provisions of this Section 6.18 shall be included in any separate written license agreement between Parent (or its designated Affiliate) and the Person holding the Retained Marks.
6.19Paycheck Protection Program Loan.
(a)Parent, on the one hand, and the Company (prior to the Closing) and Sellers’ Representative (from and after the Closing), on the other hand, shall, and shall cause their respective Affiliates to, use their reasonable best efforts to not be in default of or breach under any of the note or other documents provided to the lender in connection with the PPP Loan, and cooperate with each other Party’s reasonable requests in connection with the filing of documents and responding to requests for information requested by any Governmental Authority or lender in respect of the PPP Loan, including any documents or information required to claim forgiveness of all or any portion of the PPP Loan, and promptly inform and deliver to each other Party any and all communications received from, or provided to, any Governmental Authority or lender in respect thereof, and cooperate with and permit each other Party and its representatives to review and provide input on any such communication (including any filings or other written correspondence), documents or information filed in relation thereto and attend proposed meetings with any Governmental Authority or lender in respect thereof.
(b)Prior to the Closing, the Company shall have the sole responsibility for filing, providing and responding to all requests for documentation and information required by any Governmental Authority or lender in respect of the PPP Loan, including any documents or information required to claim forgiveness of the PPP Loan.
(c)If there is any Indebtedness owed by the Acquired Companies on the PPP Loan as of the Closing:
(i)The PPP Loan Escrow Amount shall be held in escrow by the PPP Loan Escrow Agent pursuant to the PPP Loan Escrow Agreement pending the determination by the SBA of whether the Indebtedness under the PPP Loan or any portion thereof is forgivable under the CARES Act.

(ii)Parent and its Affiliates (including the Acquired Companies) shall use their commercially reasonable efforts to pursue forgiveness of the PPP Loan from the lender thereunder and the SBA, including providing Sellers’ Representative with updates, upon the reasonable request of Sellers’ Representative, regarding the status of the PPP Loan, and shall respond to all requests for documentation and information required by any Governmental Authority or lender in respect of the PPP Loan, including any documents or information required to claim forgiveness of the PPP Loan; and Parent and its Affiliates will be entitled to reimbursement for their reasonably documented reasonable out-of-pocket costs incurred in connection therewith, from the PPP Loan Escrow Amount.
(iii)Upon the determination by the SBA of whether the Indebtedness under the PPP Loan or any portion thereof is forgivable under the CARES Act, Parent shall cause the Company to instruct the PPP Loan Escrow Agent to, within (5) Business Days after the determination thereof, (A) pay to the PPP Lender from the PPP Loan Escrow Amount the amount, if any, equal to the amount of the PPP Loan finally determined to be non-forgivable Indebtedness, plus all accrued and unpaid interest thereon, by wire transfer of immediately available funds to an account designated in writing by the PPP Lender, (B) pay from the PPP Loan Escrow Amount the amounts, if any, equal to the aggregate amount of all out-of-pocket fees, costs and expenses reasonably incurred or imposed in connection with the forgiveness or repayment of the PPP Loan to the proper recipient thereof and (C) pay the remaining portion of the PPP Loan Escrow Amount (after reduction for any fees payable to the PPP Loan Escrow Agent), if any, by wire transfer of immediately available funds to the Sellers’ Representative (or, if the PPP Loan Escrow Agent requires that such funds be disbursed to the Company, the Company shall promptly remit such funds to the Sellers’ Representative), who shall distribute such amount to the Sellers in accordance with their Pro Rata Percentage.
(iv)For the avoidance of doubt and without limiting the applicability of any other provision of this Agreement, Sellers shall not be responsible for the payment or reimbursement of any amount required to be paid by the Company in connection with the repayment or forgiveness of the PPP Loan, whether by way of principal or interest repayment, reasonable costs incurred by the Company for the use of its professional advisors as required in connection therewith, Taxes imposed upon the Company by virtue of the earnings on the PPP Loan Escrow Amount or any state or local income Tax imposed in connection with the forgiveness of any portion of the PPP Loan, or otherwise, in each case to the extent not satisfied from the PPP Loan Escrow Amount (and all earnings thereon).
6.20Exclusivity. From the date hereof until the earlier of (a) the Closing Date and (b) the date on which this Agreement is terminated pursuant to Article VIII, the Company and its representatives will not (and will not cause or permit the Acquired Companies, Sellers or their respective representatives to) (i) initiate, solicit, seek or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders or any of them), relating to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity securities of, the Acquired Companies with any Person other than Parent and its Affiliates (any such proposal or offer shall be referred to herein as a “Proposal”), (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any

Person relating to a Proposal, (iii) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal, or (iv) enter into or consummate any agreement or understanding with any Person relating to a Proposal.
6.21Notice of Developments. From the date hereof until the earlier of (a) the Closing Date and (b) the date on which this Agreement is terminated pursuant to Article VIII, the Company shall reasonably promptly notify Parent in writing of all events, circumstances, facts and occurrences (and all other developments materially affecting the assets, liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of any Acquired Company or the Business) arising subsequent to the date hereof which would reasonably be expected to (a) have the effect of making any representation or warranty of the Company or the Sellers in this Agreement untrue in any material respect or (b) make the satisfaction of any of the conditions set forth in Sections 7.1 or 7.2 impossible or unlikely; provided that no disclosure by the Company pursuant to this Section 6.21 shall be deemed to amend or supplement the Company Disclosure Schedule, to prevent or cure any misrepresentation, breach of warranty or breach of covenant, or to affect the rights of Parent, Merger Sub I or Merger Sub II under this Agreement.
6.22Cooperation with Financing. Prior to the Closing, the Company shall, and shall use commercially reasonable efforts to, cooperate with Parent in connection with any of Parent’s arrangements of Transaction financing (the “Financing”) as may be reasonably requested by Parent, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Acquired Companies and provided that (a) the Acquired Companies shall not be required to incur any liability or pay any fee in connection with the Financing prior to the Closing, (b) the pre-Closing Board of Directors of any Acquired Company shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained or incur any personal liability, (c) the Acquired Companies shall not be required to execute prior to the Closing any definitive Financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, (d) the Acquired Companies shall not be required to take any corporate actions prior to the Closing to permit the consummation of the Financing, (e) the Acquired Companies shall not be required to provide cooperation that Sellers reasonably believe would (i) conflict with or result in a violation of any Material Contract, Real Property Lease, or any Law, (ii) result in the loss of attorney-client privilege or other similar legal privilege, (iii) conflict with or violate the Acquired Companies’ organizational documents, or (iv) cause any of Sellers’ representations, warranties, covenants or other obligations in this Agreement to be breached or any condition precedent set forth in this Agreement to fail to be satisfied, (f) the Acquired Companies shall not be required to approach any third parties prior to the Closing to discuss agreements limiting the rights of such third parties, (g) the Acquired Companies shall not be required to consent to the pre-filing of UCC-1s or the grant of liens on the Acquired Companies’ assets prior to the Closing, (h) the Acquired Companies shall not be required to provide cooperation to give representations or warranties to any third parties, or the indemnification thereof, by Sellers or the Acquired Companies prior to the Closing, (i)  Sellers and the Acquired Companies shall not be required to waive or amend any terms of this Agreement, and (j) Sellers and the Acquired Companies shall not be required to deliver any projections, pro forma financial information or any other forward-looking information to any third parties. Parent shall indemnify, defend and hold harmless the pre-Closing directors and officers of the Acquired Companies from and against any liability or obligation to providers of the Financing in connection with the Financing and any information provided in connection therewith. Parent shall promptly upon the Company’s request reimburse the Company for all reasonable, documented out-of-pocket costs and expenses (including reasonable fees of counsel) incurred by the Acquired Companies in connection with such cooperation and, to the extent Parent does not reimburse the Company for any such cost or expense on or prior to the date that is three (3) Business Days prior to the Closing, the Company shall be deemed to have a current asset in the amount of such unreimbursed costs and expenses. All non-public or otherwise confidential information regarding Sellers or the Acquired Companies obtained by Parent pursuant to this Section 6.22 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided, that Parent shall be permitted to disclose such information to the Financing sources, rating agencies and prospective lenders during syndication of the Financing, as applicable, subject to such Financing sources, rating agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information, as applicable. Prior to the Closing, Parent shall use good faith efforts to enter into a replacement loan agreement on terms acceptable to Parent for the Payoff Debt identified on Section 6.22 of the Company Disclosure Schedule with the lender party thereto.
6.23Sales and Marketing Activities Pending the Closing. From the date of this Agreement until the earlier of the Closing or valid termination of this Agreement pursuant to Article VIII, the Company shall use its commercially reasonable efforts to cause the Company, its Subsidiaries and their respective employees, agents, brokers and representatives engaged in the sales and marketing of Ownerships and Other Company Products to refrain from and avoid any written or oral communications, dialogue or statements to owners, purchasers or prospective purchasers of Ownerships and Other Company Products regarding any potential rebranding of the Program or any resort affiliated with the Program and the impact thereof on the Ownerships and Other Company Products, except for any communications or talking points mutually approved in advance by Parent and the Company specifically for use in conducting sales and marketing activities. By way of example and not limitation, this covenant is intended to prohibit the Company, its Subsidiaries and their respective employees, agents, brokers and representatives from speculating to any owner, purchaser or prospective purchaser about any potential new Program benefits, resort affiliations, exchange relationships or future pricing that may occur in the future as a result of the transactions contemplated by this Agreement. The Company shall (i) cause its Subsidiaries to inform all employees, agents, brokers and representatives engaged in the sales and marketing of Ownerships and Other Company Products of the existence of this requirement, and (ii) provide to Parent for its approval any portions of any marketing materials, FAQs or other proposed communications it intends to make or provide to owners, purchasers or prospective purchasers of Ownerships and Other Company Products that make reference to this Agreement, the transactions contemplated hereby, the de-branding or rebranding of the Program or any resort affiliated with the Program or changes in the management thereof.
6.24Guarantees. At or prior to the Closing, Parent shall at its sole expense arrange for substitute letters of credit, surety bonds, guarantees and other obligations to replace the outstanding letters of credit, surety bonds, guarantees and other contractual obligations entered into by or on behalf of the Acquired Companies and set forth on Section 6.24 of the Company Disclosure Schedule.

6.25Parent Registration Statement. Parent shall file with the SEC an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) on Form S-3ASR or such other form that Parent is then eligible to use if not eligible to use an automatic shelf registration statement (a “Registration Statement”) as soon as reasonably practicable (but in any event no more than 10 days in the event of an automatic shelf registration statement on Form S-3ASR or 30 days in the event of another form) after the Closing Date relating to the offer and sale of Parent Common Stock by any Seller from time to time in accordance with the customary methods of distribution set forth therein. Parent shall use its reasonable best efforts to cause such Registration Statement to become automatically effective under the Securities Act or declared effective as soon as practicable after such filing if not otherwise effective upon filing and to keep such Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of Parent Common Stock covered thereby from the date of its initial effectiveness until such time as all shares of Parent Common Stock eligible for such registration have been sold by Sellers or may be sold by Sellers pursuant to Rule 144 under the Securities Act without any current public information or volume or manner of sale limitations.  The Company (prior to the Closing) or Sellers’ Representative (after the Closing), as applicable, shall be given a reasonable opportunity to review and comment on any Registration Statement and any amendments or supplements thereto relating to the offer and sale of Parent Common Stock by any Seller before it any such filing is filed with the SEC, and Parent shall consider in good faith any comments from the Company or Sellers’ Representative.
6.26Seller Approval.
(a)No later than ten (10) days after the date hereof or such later date subject to Parent’s review and comment of the Seller Notice (as defined below), the Company shall prepare and deliver a notice calling a special meeting of the shareholders of the Company (which shall be held no later than forty (40) days following the date of this Agreement) to every Seller in accordance with the CGCL (the “Seller Notice”). The Seller Notice shall (i) be a statement to the effect that the board of directors of the Company (A) determined that Merger I is advisable in accordance with Section 1101 of the CGCL and in the best interests of the Sellers (B) approved and adopted this Agreement, Merger I, Merger II and the other transactions contemplated hereby and (C) recommend that the shareholders of the Company vote to adopt this Agreement and approve Merger I, (ii) provide the Sellers to whom it is sent with notice of the actions agreed to be taken by the Supporting Sellers in the Voting Agreements, including (A) the approval and adoption of this Agreement, Merger I and the other transactions contemplated hereby in accordance with Section 603 of the CGCL and the bylaws of the Company and (B) the exercise the drag-along rights under Section 10 of the Shareholders Agreements to require each Seller other than the ESOP to waive any dissenters’, appraisal or other similar rights in connection with the Transaction and (iii) provide the Sellers to whom it is sent with notice of their dissenters’ and appraisal rights pursuant to Chapter 13 of the CGCL. The Seller Notice shall include therewith a copy of Chapter 13 of the CGCL and all such other information as the Company shall reasonably request, and be provided in such form reasonably expected to be sufficient in form and substance to start the thirty (30) day period during which a Seller must demand appraisal of such Seller’s Shares as contemplated by Chapter 13 of the CGCL. All materials submitted to the Sellers in accordance with this Section 6.26(a) shall be subject to Parent’s reasonable advance review.

(b)The Company shall not, without the prior written consent of Parent, (i) withhold, withdraw or modify or qualify, or propose to withhold, withdraw or modify or qualify the recommendation to vote to adopt this Agreement and approve Merger I, (ii) make any other statement inconsistent with the recommendation to vote to adopt this Agreement and approve Merger I or (iii) take any other action that would cause the Seller Approval to not be obtained.
(c)Promptly following the meeting of the shareholders of the Company contemplated by the Seller Notice, the Company shall deliver to Parent evidence that at a duly called special meeting of the shareholders of the Company, a vote sufficient under the CGCL was obtained to: (i) approve, in the case of Merger I, the adoption of this Agreement and the transactions contemplated hereby; (ii) designate Jonathan P. Fredricks as the Sellers’ Representative with respect to this Agreement and (iii) exercise the drag-along rights set forth in Section 10 of the Shareholders Agreements and require, among the other applicable requirements set forth in the Shareholders Agreements, each Seller (other than the ESOP) to waive any dissenters’, appraisal or other similar rights in connection with the Transaction (the “Seller Approval”).
(d)The Company shall use reasonable best efforts to cause the ESOP Trustee to, no later than ten (10) days after receipt by the ESOP of the Seller Notice in accordance with Section 6.26(a), take all necessary actions required by the ESOP plan documents and applicable law, including, but not limited to, Section 409(e)(3) of the Code, to conduct a pass-through vote of the ESOP participants and beneficiaries to direct the ESOP Trustee to vote the Shares owned by the ESOP which are allocated to the accounts of participants and beneficiaries either in favor or against the transactions contemplated by this Agreement (the “ESOP Vote”). As soon as practicable following the expiration of the period for which ESOP participants have to submit their proxy instructions to the ESOP Trustee, which period shall end no later than two (2) Business Days prior to the date of the special meeting set forth in the Seller Notice, the Company will notify Parent of the final vote cast by the ESOP Trustee. The Company, upon receipt of such information from the ESOP Trustee, shall upon Parent’s reasonable request provide Parent with information regarding the status of the ESOP participants’ proxy instructions that have been received by the ESOP Trustee. All materials submitted to the ESOP participants in accordance with this Section 6.26(d) shall be subject to Parent’s reasonable advance review and comment.
6.27Title Matters. In the event any Title Document dated after the date of this Agreement is made available to Parent by the Acquired Companies after the date of this Agreement and before the Closing discloses any Liens securing Indebtedness and mechanic’s and similar Liens that are not Permitted Liens (“Intervening Liens”), and which were granted by, consented to or caused by the act or omission of any Acquired Company or Managed Association, the Company shall cause (a) such Liens to be released prior to Closing or (b) a nationally-recognized title insurance company reasonably acceptable to Parent to issue an owner’s policy of title insurance for the applicable Owned Real Property or Managed Association Owned Real Property either without exception for such Lien or affirmatively insuring against the enforcement of such Lien. In the event any Title Document dated after the date of this Agreement that is made available to Parent by the Acquired Companies after the date of this Agreement and before the Closing discloses any other Intervening Liens, the Company shall use commercially reasonable efforts to cause (a) such Liens to be released prior to Closing or (b) a nationally-recognized title insurance company reasonably acceptable to Parent to issue an owner’s policy of title insurance for the applicable Owned Real Property or

Managed Association Owned Real Property either without exception for such Lien or affirmatively insuring against the enforcement of such Lien.
6.28Restrictive Covenant Agreements. The Company shall (a) obtain and deliver to Parent at the Closing a duly executed restrictive covenant agreement, substantially in the form attached hereto as Exhibit I (each, a “Restrictive Covenant Agreement”), from each Supporting Seller, Welk Properties Holdings, LLC, Welk Group, Inc. and any other Person or Persons, if any, holding any Excluded Assets or any Retained Marks (or any successor thereto) and (b) use commercially reasonable efforts to obtain and deliver to Parent at the Closing a duly executed Restrictive Covenant Agreement from each other Seller (other than the ESOP).
6.29Code Section 280G. Prior to the Closing, the Company shall (a) use its reasonable best efforts to secure from each Person who has a right to any payments or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such Person’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (b) seek the approval of its shareholders who are entitled to vote in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all shareholders who are entitled to vote prior to such vote, of any such Waived 280G Benefits. Within twenty (20) days following the date hereof, the Company shall deliver to Parent the parachute payment calculations prepared by the Company or its advisors. Additionally, at least three (3) Business Days prior to obtaining the Section 280G waivers, and prior to seeking such shareholder approval, the Company shall provide drafts of such waivers and such shareholder approval materials to Parent for its review and the Company shall consider Parent’s comments thereon in good faith. Prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that a vote of the Company’s shareholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 6.29 and that either (1) the requisite number of shareholder votes was obtained with respect to the Waived 280G Benefits, or (2) that the requisite number of such shareholder votes was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.
6.30ESOP Fairness Opinion. No later than fifteen (15) days following the date hereof, the Company shall cause the ESOP Trustee to provide to Parent a provisional draft of the opinion from Strategic Equity Group, the ESOP Trustee’s independent financial advisor, that shall be delivered to the ESOP Trustee and issued and effective as of the Closing, which concludes that: (i) the consideration that the ESOP Trust shall receive for the Shares in the Merger pursuant to this Agreement is not less than fair market value as that term is defined under Section 3(18)(B) of ERISA, and (ii) the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP Trust from a financial point of view.

6.31Releases of Claims.
(a)Prior to the Closing, the Company shall cause the Persons set forth on Section 6.31(a) of the Company Disclosure Schedule to enter into a General Releases of Claims and Ratification of Transfer in substantially the form attached hereto as Exhibit L (each a “Release of Claims”).
(b)Until the Person set forth on Section 6.31(b) of the Company Disclosure Schedule is eighteen years of age and enters into a General Release of Claims in substantially the form of the Release of Claims and delivers the same to Parent, all consideration or other amounts payable or distributable to the Specified Person (including the Merger Consideration and any Contingent Consideration) shall be deposited and held by the Indemnification Escrow Agent pursuant to the terms of the Release of Claims Escrow Agreement. Sellers’ Representative shall use its reasonable best efforts to cause such Person set forth on Section 6.31(b) of the Company Disclosure Schedule to enter into a Release of Claims as promptly as practicable after the date on which such Person is eighteen years of age. Upon delivery to Parent of the Release of Claims by the Person set forth on Section 6.31(b) of the Company Disclosure Schedule, Parent shall instruct the Indemnification Escrow Agent to release all Release of Claims Escrow Funds to the Specified Person within five Business Days after delivery of such Release of Claims.
6.32Section 357(c) Spreadsheet. The Company shall use its reasonable best efforts to cause Baker Tilly US, LLP to provide to Parent, no later than twenty-five (25) Business Days after the date of this Agreement, a spreadsheet (substantially in the form of spreadsheets provided to Parent prior to the date of this Agreement) establishing that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement (the “Section 357(c) Spreadsheet”).
6.33Parent Determination. Parent shall use its reasonable best efforts to review and determine in good faith whether the amounts set forth in the Section 357(c) Spreadsheet establish that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement. Within ten (10) Business Days after receipt of the Section 357(c) Spreadsheet, Parent shall provide the Company with written notice of Parent’s determination of whether or not the amounts set forth in the Section 357(c) Spreadsheet establish that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement. If Parent provides written notice of Parent’s determination that the amounts set forth in the Section 357(c) Spreadsheet do not establish to Parent’s good faith satisfaction that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement, Parent and the Company shall, for a period of ten (10) Business Days, cooperate in good faith to resolve any disagreements regarding the amounts or calculations in the Section 357(c) Spreadsheet and, within two (2) Business Days of the end of such ten (10) Business Day period, Parent shall either confirm in a written notice its determination that the amounts set forth in the Section 357(c) Spreadsheet do not establish that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement or provide a written notice to the Company or Parent’s determination that the amounts set forth in the Section 357(c) Spreadsheet establish that the tax basis of the assets of the Company’s “qualified subchapter S subsidiaries” exceed such subsidiaries’ liabilities (for purposes of Section 357(c) of the Code) as of the date of this Agreement.
6.34Opinion. Parent and the Company shall use their respective reasonable best efforts to agree upon a mutually acceptable form of opinion in good faith described in Section 2.2(l) and the representations and tax certificates described in Section 10.4(c) within thirty (30) days after the date of this Agreement.
ARTICLE VII
CONDITIONS TO CLOSING
7.1Conditions Precedent to Obligation of the Parties to Effect Merger I. The respective obligation of each Party hereto to effect Merger I is subject to the satisfaction or waiver, in writing, on or prior to the Effective Time of the following conditions:
(a)the Required Consents shall have been obtained;
(b)there shall not be in effect any Order by a U.S. Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transaction; provided that (i) a Party shall not be entitled to rely on the failure of this condition to be satisfied if such Order was initiated by such Party or an Affiliate of such Party and (ii) prior to asserting the failure of this condition the Party asserting such failure shall have used its reasonable best efforts to have such Order vacated;
(c)all waiting periods and other approvals applicable to the Transaction under the HSR Act shall have expired or been earlier terminated; and
(d)the shares of Parent Common Stock to be issued as Stock Consideration shall have been approved for listing by the NYSE subject to notice of issuance.
7.2Conditions Precedent to Obligation of Parent, Merger Sub I and Merger Sub II. The obligation of Parent, Merger Sub I and Merger Sub II to effect Merger I is further subject to the satisfaction or waiver, in writing, on or prior to the Effective Time of the following conditions:(i) the representations and warranties of the Company set forth in Article III, other than the Company Fundamental Representations shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except in each case where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the Company Fundamental Representations shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects only as of such particular date), and Parent shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date, to the foregoing effect;
(b)the Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Effective Time, and Parent shall have received a certificate signed by the Company, dated as of the Closing Date, to the foregoing effect;
(c)no Company Material Adverse Effect has occurred since the date hereof and is continuing;
(d)Parent shall have received from each Seller a fully completed and executed Letter of Transmittal at least seven (7) days prior to the Closing Date;
(e)no holders of record of issued and outstanding shares of Company Stock as of immediately prior to the Effective Time shall have instituted any Legal Proceeding with respect to, or validly exercised and perfected, or remain entitled to exercise or perfect, dissenters’ or statutory appraisal rights pursuant to Chapter 13 of the CGCL; for the avoidance of doubt, no ESOP participants in their capacity as such are holders of record of issued and outstanding shares of Company Stock;
(f)(i) the ESOP Vote shall have occurred and (ii) the ESOP Trustee, on behalf of the ESOP, shall have attended the special meeting of the shareholders of the Company and not have exercised any dissenters’ or statutory appraisal rights or the period applicable for the exercise of any such rights shall have expired, in each case in accordance with this Agreement and applicable Law, including Chapter 13 of the CGCL and ERISA;
(g)the opinion described in Section 2.2(l) shall have been delivered to the Company;
(h)the Indemnification Agreement shall have been duly executed; and
(i)the Seller Consent shall have been obtained.
7.3Conditions Precedent to Obligation of the Company. The obligation of the Company to effect Merger I is further subject to the satisfaction or waiver, in writing, on or prior to the Effective Time of the following conditions:
(a)(i) the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Article IV, other than the Parent Fundamental Representations, shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except in each case where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) the Parent Fundamental Representations, shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “Parent

Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects only as of such particular date) and the Company shall have received a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the foregoing effect;
(b)Parent, Merger Sub I and Merger Sub II shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Parent, Merger Sub I, or Merger Sub II on or prior to Effective Time, and the Company shall have received a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the foregoing effect; and
(c)no Parent Material Adverse Effect has occurred since the date hereof and is continuing.
7.4Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Transaction or terminating this Agreement and abandoning the Transaction, on the failure of any conditions set forth in Section 7.1, Section 7.2, or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transaction.
ARTICLE VIII
TERMINATION
8.1Termination. This Agreement may be terminated and Merger I and Merger II may be abandoned at any time prior to the Effective Time as follows:
(a)by mutual written consent of the Company and Parent;
(b)at the election of the Company or Parent on or after the date that is six (6) months after the date hereof (the “Outside Date”), if the Closing shall not have occurred by 11:59 pm Eastern Time on such date; provided, that to the extent there is a complete or partial United States government shutdown prior to the Outside Date, the Outside Date shall be automatically extended by the number of days of such shutdown; provided further (i) if the Closing shall not have occurred because the condition set forth in Section 7.1(c) has not been fulfilled and (ii) all of the other conditions set forth in Article VII have been satisfied or waived (other than those conditions that can by their terms only be satisfied in connection with the Closing, provided that such conditions are not incapable of being performed at the Closing), then the Outside Date shall be the date that is nine (9) months after the date hereof; provided further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if such Party is in material breach of any of its covenants or agreements under this Agreement or to any Party whose breach of this Agreement has been the primary cause of the failure of the Closing to have occurred by the Outside Date;

(c)by the Company or Parent if there shall be in effect a final, non-appealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transaction; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a Party if such Order was primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement;
(d)by Parent, if the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c), which breach either (i) is not cured within forty-five (45) days following the Company’s receipt of written notice of such breach, (ii) by its nature, cannot be cured prior to the Outside Date or (iii) by its nature, is incapable of being cured; provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Parent if Parent (x) is in material breach of any representation, warranty, covenant or other agreement contained in this Agreement or (y) fails to exercise such termination right within ten (10) days following the expiration of the forty-five (45) day period described in clause (i) above;
(e)by the Company, if Parent, Merger Sub I or Merger Sub II shall have breached any representation, warranty, covenant or other agreement contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) which breach either (i) is not cured within forty-five (45) days following Parent’s receipt of written notice of such breach, (ii) by its nature, cannot be cured prior to the Outside Date or (iii) by its nature, is incapable of being cured; provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Company if (x) the Company is in material breach of any representation, warranty, covenant or other agreement contained in this Agreement or (y) the Company fails to exercise such termination right within ten (10) days following the expiration of the forty-five (45) day period described in clause (i) above; or
(f)by the Company, if Parent fails to consummate the Closing within three (3) Business Days after the date on which the Closing is otherwise required to be consummated pursuant to Section 2.1.
8.2Termination Procedure. In the event of the termination and abandonment of this Agreement by the Company or Parent pursuant to Section 8.1, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate, and the consummation of the Transaction shall be abandoned, without further action by Sellers, the Company, Parent, Merger Sub I or Merger Sub II.
8.3Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate and such termination shall be without liability to the Parties, except that (a) the obligations of the Parties under the Confidentiality Agreement, Section 6.3 (Parent Confidentiality), Section 6.5 (Publicity), this Section 8.3 and Article X shall survive such termination and not be affected thereby and (b) no such termination shall relieve any Party hereto from liability for any willful breach of any covenant or agreement in this Agreement, it being understood that Parent’s, Merger Sub I’s, or Merger Sub II’s failure to consummate the Closing and deliver the Closing Payments pursuant to Section 1.3, on the terms and subject to the conditions in this Agreement, shall be deemed to be a willful breach of a covenant or agreement.

ARTICLE IX
INDEMNIFICATION MATTERS
9.1Indemnification.
(a)Without limiting the other provisions of this Article IX, from and after the Closing, each Parent Indemnitee shall be indemnified and held harmless solely out of the Indemnification Escrow Amount or Special Tax Escrow Amount, as applicable, from, any Damages suffered or incurred by such Parent Indemnitee to the extent arising out or as a result of or in connection with:
(i)Any claims of rights to or claims for indemnification, the advancement or payment of expenses or other similar rights by any Parent Indemnitee provided to, or for the benefit of, the ESOP Trustee (whether direct or indirect, absolute or contingent), including, for the avoidance of doubt, pursuant to the ESOP or any Contract (in existence as of the date of this Agreement) between the ESOP and any Acquired Company (including, for the avoidance of doubt, the engagement letter by and between the Company and the ESOP Trustee), (individually and collectively, “ESOP-Related Claims”);
(ii)Any Legal Proceeding instituted, commenced, filed or threatened (whether verbally or in writing) by or on behalf of any participant in the ESOP involving (A) any claim, entitlement or other right (whether based on a theory at law or in equity) with respect to or otherwise involving any dissenters’, appraisal or other similar rights arising in connection with the transactions contemplated by this Agreement or (B) an alleged breach in connection with the transactions contemplated by this Agreement of any fiduciary duty or other duty imposed at law or in equity on the ESOP Trustee, the Acquired Companies or any officer, manager or director of the Acquired Companies   (individually and collectively, “Transaction-Related Claims”);
(iii)Any Taxes of Welk Resorts Vacation Rentals, Inc. as a result of its failure (at any time prior to the Closing) to qualify as a qualified subchapter S subsidiary for U.S. federal income Tax purposes (and similar state and local income Tax purposes), including any Taxes resulting from an acceleration of any installment gain (“Tax-Related Claims”);
(iv)Any Taxes of the Acquired Companies as a result of the Pre-Closing Restructuring (“Pre-Closing Restructuring Claims”);
(v)Any of the items set forth on Section 9.1(a)(v) of the Company Disclosure Schedule (individually and collectively, “Scheduled Indemnification Claims”); and
(vi)Any Taxes of the Acquired Companies with respect to a Pre-Closing Period that are attributable to the Company ceasing to qualify as an “S corporation” (within the meaning of Section 1361 of the Code) as a result of the execution of this Agreement (“Special Tax Claims”); provided, however, that if the Special Tax Escrow Amount payment pursuant to Section 1.3(d) was not required to be, and was not made at Closing, the Parent Indemnitees’ right to indemnification solely pursuant to this Section 9.1(a)(vi) shall terminate as of Closing and all of the provisions in this Agreement with respect to the payment of the Special Tax Escrow Amount, the execution and delivery of the Special Tax Escrow Agreement and indemnification for the Special Tax Claims under this Section 9.1(a)(vi) shall be deemed terminated in their entirety as of Closing with no further force or effect.
(b)The Parent Indemnitees shall be entitled to indemnification under this Article IX from the first dollar of any Damages without a threshold or deductible of any kind. The Parent Indemnitees shall not be required to (i) first pursue any insurance proceeds or any other indemnity, contribution or other means of recovery; provided, however, that despite the absence of any requirement, any Parent Indemnitee shall nevertheless use its commercially reasonable efforts to submit a timely claim to the applicable insurance carrier; or (ii) pursue any appeal or other challenge to any Order of a Governmental Authority exercising competent jurisdiction, in each case before making a claim for indemnification or receiving payment under the provisions of this Article IX. For the purposes of this Article IX, “finally determined” (and variations thereof of equivalent meaning) shall mean: (i) agreed upon, settled or compromised by Parent in its sole discretion or (ii) set forth in an Order of a Governmental Authority exercising competent jurisdiction (whether or not any such Order is subject to appeal or other challenge).
(c)Except to the extent prohibited by Law, upon and after becoming aware of any event which could reasonably be expected to give rise to any indemnifiable Damages hereunder, the Parent Indemnitee shall take and cause its Affiliates to take, or cooperate with the Sellers’ Representative if so requested by Sellers’ Representative in order to take, all commercially reasonable measures to mitigate the indemnifiable Damages based upon, arising out of or incurred as a result of such event. The reasonable costs and expenses of mitigation hereunder shall constitute indemnifiable Damages under this Agreement. In the event any Damages incurred by a Parent Indemnitee are, to the knowledge of Parent, reasonably covered by insurance of the Acquired Companies (excluding, for the avoidance of doubt, the RWI Policy), Parent shall and shall cause any Parent Indemnitee to agree to use commercially reasonable efforts to submit a timely claim to the applicable insurance carrier; provided, however, that no Parent Indemnitee shall be required to commence or engage in litigation or initiate any other Legal Proceeding against any insurance carrier.
(d)For the avoidance of doubt, no Parent Indemnitee shall have any right to indemnification under this Article IX for any duplicative Damages to the extent that a Parent Indemnitee previously obtained indemnification under this Article IX for such Damages, and in no event shall any Party hereto be indemnified under different provisions of this Agreement for Damages that have already been paid to such Party or otherwise taken into account under this Agreement, including with respect to any matter that is included in the calculation of the Purchase Price as finally determined pursuant to Section 1.4 (including the calculation of Final Adjusted Working Capital, Final Closing Date Cash, Final Unpaid Company Transaction Expenses, and Final Closing Date Indebtedness).
(e)Except as otherwise provided in this Article IX, in any case where any Parent Indemnitee recovers from third parties any amount in respect of a matter with respect to which it has been indemnified and previously paid pursuant to this Article IX, such Parent Indemnitee shall promptly deposit with the Indemnification Escrow Agent (for inclusion in the Indemnification Escrow Funds) or to the extent the Indemnification Escrow Funds have been released in accordance with Section 9.3(c), shall promptly pay to the Sellers’ Representative for the benefit of and further payment by Sellers’ Representative to Sellers in accordance with their Pro Rata Percentage, the amount so recovered (after deducting therefrom the amount of the expenses incurred by it in procuring such recovery) but in no event shall the amount required to be deposited with the Indemnification Escrow Agent or paid to the Sellers’ Representative for the benefit of and further payment by Sellers’ Representative to the Sellers under this Section 9.1(e) with respect to such matter exceed the amount previously paid from the Indemnification Escrow Fund to or on behalf of such Parent Indemnitee in in respect of such matter. The amount of Damages to which a Parent Indemnitee has a right to indemnification under this Article IX in connection with an ESOP-Related Claim shall be reduced by amounts actually received by the ESOP Trustee under the ESOP Trustee Insurance Policy that reduce the Damages suffered or incurred by such Parent Indemnitee as a result of or in connection with such ESOP-Related Claim.
(f)Sellers Representative, on behalf of the Sellers, shall be entitled to subrogate to any rights any of the Acquired Companies may have against any third party (other than any Governmental Authority or current director, officer or employee of the Acquired Companies) in respect of any Damages for which Sellers indemnify the Parent Indemnitees pursuant to this Article IX.
9.2Survival. Notwithstanding anything herein to the contrary, the covenants of the Parties contained in this Article IX which are required to be observed, kept or performed following the Closing Date shall survive the Closing until fully observed, kept or performed. The rights of each Parent Indemnitee under this Article IX, after the Closing shall not be affected by any knowledge at or before the execution hereof or at or before the Closing of any breach of representation, warranty, covenant or agreement, whether such knowledge came from Sellers, an Acquired Company, Parent or any other Person, or any waiver of condition set forth in Article VII. The rights of any party to indemnification pursuant to this Article IX shall survive through the first anniversary of the Closing Date with respect to any Claim other than a Special Tax Claim, and the third anniversary of the Closing Date with respect to any Special Tax Claim (each, a “Termination Date”); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Parent Indemnitee shall have made a claim by delivering written notice of such claim (or, as applicable, notice of facts reasonably likely to result in a claim) to the Sellers’ Representative before the day immediately following the applicable Termination Date; provided, further, that if the Special Tax Escrow Amount payment pursuant to Section 1.3(d) was not required to be and was not made at Closing, the Parent Indemnitees’ right to indemnification solely pursuant to Section 9.1(a)(vi) shall terminate as of Closing and all of the provisions in this Agreement with respect to the payment of the Special Tax Escrow Amount, the execution and delivery of the Special Tax Escrow Agreement and indemnification for the Special Tax Claims under this Section 9.1(a)(vi) shall be deemed terminated in their entirety as of Closing with no further force or effect. Notwithstanding the foregoing or anything herein to the contrary, Parent shall not be precluded from seeking remedy (a) for Fraud or (b) to enforce, against the applicable party thereto, any covenant or agreement that by its terms contemplates performance in whole or in part after the Closing Date.
9.3Procedures.
(a)Notice of Pre-Closing Claims. In the event of any ESOP-Related Claim, Transaction-Related Claim, Tax-Related Claim, Pre-Closing Restructuring Claim, Scheduled Indemnification Claim or Special Tax Claim (each, individually, a “Claim” and collectively, the “Claims”) arising prior to the Closing, the Company shall provide written notice thereof to Parent no later than two (2) Business Days following the Company’s discovery or receipt, as applicable, of the institution, commencement, filing or threat (whether verbally or in writing) thereof; provided, however, that such discovery or receipt shall be deemed to constitute a duly provided Claim Notice (as defined below).
(b)Claims.
(i)In the event of any Claim, arising after the Closing, the applicable Parent Indemnitee shall provide written notice with respect thereto to Sellers’ Representative, setting forth in reasonable detail the facts giving rise to such Claim (to the extent known by the Parent Indemnitee), the type of Claim hereunder and the amount or estimated amount (to the extent reasonably estimable) of Damages arising out of such Claim (a “Claim Notice”), reasonably promptly after receipt by such Parent Indemnitee of written notice of such Claim; provided, however, that failure to give such Claim Notice shall not affect the indemnification provided hereunder except to the extent that Sellers shall have been actually and materially prejudiced as a result of such failure. The amount of Damages suffered or incurred by a Parent Indemnitee with respect to any shall be paid to such Parent Indemnitee upon the final determination of such Claim.
(ii)Participation in Claims. If a Claim is made against an Acquired Company, prior to the Closing, or a Parent Indemnitee, following the Closing, the Sellers’ Representative (on behalf of the Sellers) shall be entitled to participate at its sole cost and expense in the defense thereof and (unless the Sellers’ Representative is also a party to such Claim and Parent Indemnitee determines in good faith that joint representation would be inappropriate), if Sellers’ Representative so chooses, to assume the defense thereof with counsel selected by the Sellers’ Representative, which counsel must be reasonably satisfactory to Parent. If Sellers’ Representative assumes the defense of a Claim in accordance with this Section 9.3(b)(ii), it shall be conclusively established for purposes hereof that such Claim is within the scope of and subject to indemnification hereunder. Any such participation or assumption shall not constitute a waiver by any party of any attorney-client privilege in connection with such Claim. If the Sellers’ Representative assumes the defense of a Claim in accordance with this Section 9.3(b)(ii), the applicable Parent Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Sellers’ Representative, it being understood that Sellers’ Representative shall control such defense; provided, however, that Damages for which the Parent Indemnitee may recover shall include fees and expenses of separate counsel, including in connection with defending such claim or in the event the Parent Indemnitee shall have been advised by counsel that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel (and the Parent Indemnitee may recover such fees and expenses of separate counsel as incurred pursuant to Section 9.3(c) in connection with defending such claim or in the event the Parent Indemnitee shall have been advised by counsel that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel (“Separate Counsel Expenses”)). If the Sellers’ Representative chooses to defend or prosecute a Claim arising following the Closing, the relevant Parent Indemnitees shall cooperate in good faith in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Seller’s Representative’s request) the provision to Sellers’ Representative of records and information that are reasonably relevant to such Claim (subject to Section 10.17), and making employees available (at the sole cost and expense of Sellers’ Representative) at such times and places as may be reasonably necessary to defend against such Claim for the purpose of providing additional information, explanation or testimony in connection with such Claim. If, following the Closing, a Claim Notice is duly delivered to Sellers’ Representative and the Sellers’ Representative does not, within twenty (20) days after such notice is given, give notice to Parent of its election to assume the defense of such Claim, the Sellers’ Representative will be bound by any determination made in such Claim or any settlement, compromise or discharge effected by the applicable Parent Indemnitee. If the Sellers’ Representative assumes the defense of a Claim, the Sellers’ Representative shall defend such Claim to final conclusion or settlement of such Claim; provided, however, that, following the Closing, Sellers’ Representative shall not settle such Claim without the consent of Parent (which consent shall not be unreasonably withheld) unless such settlement completely, finally and unconditionally releases the Parent Indemnitees in connection with such Claim and both (i) does not involve any finding or admission of any violation of Law or any violation of the rights of any Person and would not have any adverse effect on the defense of any other claims that may be made against any Parent Indemnitee and (ii) does not involve any relief other than monetary damages that are paid in full out of the Indemnification Escrow Funds. Notwithstanding the foregoing, the Sellers’ Representative shall not be entitled to assume the defense of any Claim (and shall be liable for the fees and expenses of counsel incurred by the applicable Parent Indemnitee in the course of defending such Claim) if, in any case (i) the Claim seeks an injunction or other equitable relief or relief other than monetary damages for which any Parent Indemnitee would be entitled to indemnification under this Agreement, (ii) the Claim is a criminal or administrative Legal Proceeding, or relates to such a criminal or administrative Legal Proceeding, or the underlying facts or circumstances of which could reasonably be expected to give rise to such a criminal or administrative Legal Proceeding, (iii) the Claim (arising following the Closing) involves a counterparty that is a customer, vendor or other material partner of the Acquired Companies or that could reasonably be expected to result in a material adverse impact on any Parent Indemnitee’s relationship with one or more of such customers, vendors or other material partners, (iv) the Claim is a Special Tax Claim or (v) has a reasonable risk of resulting in Damages (when aggregated with other realized or potential Damages which relate to indemnification claims made pursuant to this Agreement) that would exceed the remaining amount of the Indemnification Escrow Funds. With respect to any Claim as to which Sellers’ Representative is not entitled to assume the defense, the applicable Parent Indemnitees shall keep the Sellers’ Representative reasonably informed regarding such Claim, and such Parent Indemnitees shall not settle such Claim without the consent of Sellers’ Representative to any portion of such settlement that would be paid from the Indemnification Escrow (which consent shall not be unreasonably withheld).
(iii)Shared Privileged Materials. Each Party hereto mutually acknowledges and agrees, on behalf of itself and its Affiliates, that (i) each shares a common legal interest in preparing for the defense of any actual or threatened Claims or any related claim or counterclaim, (ii) the sharing of memoranda and other materials drafted by, or otherwise reflecting, the legal advice of internal or outside counsel (“Subject Materials”) will further such common legal interest, (iii) by disclosing any Subject Materials to, or sharing any Subject Materials with, the Sellers’ Representative, no Parent Indemnitee shall waive the Parent Party Privilege or any other privilege, immunity or protection, and (iv) by disclosing any Subject Materials to, or sharing any Subject Materials with, any Parent Indemnitee, the Sellers’ Representative shall not waive the Seller Party Privilege or any other privilege, immunity or protection. Without limiting Section 10.17, neither the Parent Indemnitees nor the Sellers’ Representative shall be required to make available to the other any information that is subject to an attorney-client or other applicable legal privilege that based on the advice of outside counsel would be impaired by such disclosure or any confidentiality restriction under applicable Law.
(c)Escrow Amounts; Distribution.
(i)From and after the Closing, the sole and exclusive source of recovery of Damages described in this Article IX by a Parent Indemnitee (except to the extent related to Fraud) shall be the right to be paid out of the Indemnification Escrow Funds (with respect to any Claim other than a Special Tax Claim) or, as applicable, the Special Tax Escrow Funds (with respect to any Special Tax Claim).
(ii)Upon the final determination of any Claim other than a Special Tax Claim (or the incurrence of any Separate Counsel Expenses in connection with a Claim other than a Special Tax Claim) in favor of Parent, Parent and Sellers’ Representative shall deliver a joint written instruction to the Indemnification Escrow Agent, in the form required thereunder, instructing the Indemnification Escrow Agent to release from the Indemnification Escrow Funds to Parent (or, at Parent’s direction, the applicable Parent Indemnitee), an amount equal to the Damages, if any, for which the applicable Parent Indemnitee is entitled to indemnification pursuant to this Article IX, in respect of such Claim or Separate Counsel Expenses, as applicable.
(iii)Following the applicable Termination Date, Parent and Sellers’ Representative shall deliver a joint written instruction to the Indemnification Escrow Agent, in the form required thereunder, instructing the Indemnification Escrow Agent to release from the Indemnification Escrow Funds or Special Tax Escrow Funds, as applicable, to Sellers on a pro rata basis (based on each Seller’s Pro Rata Percentage) an amount equal to (a) the remaining Indemnification Escrow Funds or Special Tax Escrow Funds, as applicable, minus (b) the amount of all claims for Damages asserted in good faith by any Parent Indemnitee in respect of any outstanding or unpaid indemnification claims pursuant to this Article IX with respect to (x) any Claim other than a Special Tax Claim, on or prior to the first anniversary of the Closing Date and (y) any Special Tax Claim, on or prior to the third (3rd) anniversary of the Closing Date, in each case by wire transfer of immediately available funds to the accounts designated in writing for each Seller by Sellers’ Representative at least five (5) Business Days prior to the date of such release. Any amounts paid to Sellers under this Section 9.3(c) shall be distributed, subject to Section 1.5, to each Seller entitled to any Contingent Consideration under Section 1.1(e)(i)(B) on a pro rata basis (based on each Sellers’ Pro Rata Percentage). Upon the final determination of the Outstanding Claims and the payment of the applicable Parent Indemnitees thereunder, if applicable, Parent and Sellers’ Representative shall deliver a joint written instruction to the Indemnification Escrow Agent, in the form required thereunder, instructing the Indemnification Escrow Agent to release all of the Indemnification

Escrow Funds or Special Tax Escrow Funds, as applicable, to Sellers on a pro rata basis (based on each Seller’s Pro Rata Percentage). For the avoidance of doubt, the term of the Indemnification Escrow Agreement and Special Tax Escrow Agreements, as applicable, shall continue until such time as all Indemnification Escrow Funds or Special Tax Escrow Funds, as applicable, have been distributed in accordance with this Section 9.3(c).
ARTICLE X
MISCELLANEOUS
10.1Representations, Warranties, Covenants and Agreements.
(a)Notwithstanding anything to the contrary contained herein, none of the representations, warranties, covenants or agreements of the Parties in this Agreement or in any certificates delivered by the Parties pursuant to this Agreement shall survive the Closing, such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto, other than for Fraud, against (x) the Company, Sellers, or their respective present or former Affiliates, officers, directors, managers, employees, partners, equityholders, members, agents, attorneys, representatives, successors or permitted assigns (collectively, the “Seller Parties”) or (y) Merger Sub I, Merger Sub II, or Parent or their respective present or former Affiliates, officers, directors, managers, employees, partners, equityholders, members, agents, attorneys, representatives, successors or permitted assigns (collectively, the “Parent Parties”), as the case may be, and, absent Fraud, there will be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of the Seller Parties or on the part of the Parent Parties, as the case may be; provided that this Section 10.1(a) shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing until such time that such covenant or agreement is fully performed or no longer operative, including for the avoidance of doubt, the covenants and agreements set forth in Article IX; and provided, further, that Parent, Merger Sub I and Merger Sub II will be liable for breach of any covenant or agreement requiring performance by the Company after the Closing, and nothing herein will limit or affect Parent’s, Merger Sub I’s or Merger Sub II’s liability for the failure to consummate the Closing or deliver the Closing Payments or the Surplus (if any) in full or pay in full any other amounts payable by them as and when required by this Agreement. Notwithstanding the foregoing, this Section 10.1(a) shall not (A) interfere with or impede the operation of the provisions of Section 1.4 providing for the resolution of certain disputes relating to the Purchase Price between the Parties or by an Accounting Referee, (B) limit the rights of the Parties to seek specific performance in accordance with Section 10.1(a), or (C) limit the rights of the Parent Indemnitees with respect to indemnification under Article IX.
(b)Parent, for itself and on behalf of the other Parent Parties (including Merger Sub I, Merger Sub II, and, after the Closing, the Acquired Companies), acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, other than for Fraud, any and all rights, claims and causes of action it may have against any of the Seller Parties relating to the operation of the Acquired Companies or their business or relating to the subject matter of this Agreement or any Exhibit or Schedule hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, whether arising under, or based upon, any federal, state, local or non-U.S. statute, Law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived. Furthermore, without limiting the generality of this Section 10.1(b), no claim (other than for Fraud) will be brought or maintained by, or on behalf of, Parent, Merger Sub I or Merger Sub II (including, after the Closing, the Company) against the Seller Parties, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of Sellers or the Company set forth or contained in this Agreement or any Exhibit or Schedule hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, as a result of any of the transactions contemplated hereby or thereby or the business, the ownership, operation, management, use or control of the business of the Acquired Companies, any of their respective assets, or any actions or omissions at, or prior to, the Closing. Parent, for itself and on behalf of the other Parent Parties (including Merger Sub I, Merger Sub II, and, after the Closing, the Company), acknowledges and agrees that, absent Fraud, the Parent Parties may not avoid such limitation on liability by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement.
10.2Expenses. Except as otherwise provided in this Agreement or the other Transaction Agreements, each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and each other agreement, document and instrument contemplated hereby or thereby and the Transaction, whether or not the Transaction is consummated. Sellers’ Representative and Parent shall be equally (50% / 50%) responsible for all governmental fees and governmental charges applicable to any requests for Governmental Approvals or to the consummation of the Transaction, including any such fees and charges incurred (including any filing fees) in connection with satisfying the requirements of the HSR Act and antitrust Laws of any other applicable jurisdiction, and any other Laws. Parent shall be solely responsible for the premium (together with any applicable Taxes thereon) in respect of the RWI Policy, the brokerage fee payable to the broker who arranges the RWI Policy and any other premiums, costs, expenses, fees or Taxes payable in connection with the RWI Policy, and any deductibles or co-payments required to be made pursuant to the RWI Policy. Sellers shall be solely responsible for the premium for the D&O Tail Policy pursuant to Section 6.7(b).
10.3Taxes.
(a)At the sole cost and expense of Sellers’ Representative, Sellers’ Representative shall prepare and file, or cause to be prepared and filed, any Pass-Through Tax Returns of the Company for any taxable period ending on or including the Closing Date. With respect to any such Pass-Through Tax Returns for which the due date (taking into account extensions) is after the Closing Date, the Seller’s Representative shall deliver such Pass-Through Tax Returns to the Parent reasonably in advance of the filing date of such income Pass-Through Tax Return for its review and comment and the Sellers’ Representative shall consider in good faith reasonable comments to such Pass-Through Tax Returns. Except for Pass-Through Tax Returns, Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Acquired Companies for any Tax period that ends on or before the Closing Date and the due date (taking into account extensions of time to file) of which is after the Closing Date (“Other Pre-Closing Tax Returns”) if such Tax Returns have not been filed prior to the Closing. Any such Other Pre-Closing Tax Return that is an income Tax Return shall be delivered to the Sellers’ Representative reasonably in advance of the filing date of such income Tax Return for its review and comment, Parent shall consider in good faith all reasonable comments to such income Tax Returns and Parent shall not file any such income Other Pre-Closing Tax Return without the approval of Sellers’ Representative. To the extent relating to any Pre-Closing Period and not taken into account in Indebtedness, Sellers’ Representative shall pay or cause to be paid all Taxes imposed on any Acquired Company shown as due and owing on such Other Pre-Closing Tax Returns at least five (5) days prior to the due date (taking into account extensions of time to file) of such Tax Returns. With respect to all Tax Returns of the Acquired Companies, all Transaction Tax Deductions shall be treated as properly allocable to the Tax period (or portion thereof) ending on or before the Closing Date (including any Pass-Through Tax Return or any Other Pre-Closing Tax Return).
(i)Parent shall promptly notify Sellers’ Representative of a deficiency, audit, examination claim, litigation or other administrative or court proceeding, suit or dispute with respect to Taxes (a “Tax Proceeding”) relating to a Pre-Closing Period with respect to the Acquired Companies. Such notice shall contain, with respect to each Tax Proceeding, such facts and information as are then reasonably available, including any written correspondence from or to the relevant Taxing Authority. With respect to any such Tax Proceeding relating solely to a Tax period ending on or prior to the Closing Date (a “Seller Tax Proceeding”), Sellers’ Representative may choose in its sole discretion (at its expense) to control any such Seller Tax Proceeding, subject to Parent’s right to participate (at its expense and by employing counsel of its choosing) in such Seller Tax Proceeding. Sellers’ Representative shall keep Parent reasonably informed of the status of any such Seller Tax Proceeding (including providing Parent with copies of all written correspondence regarding such Seller Tax Proceeding and shall consider in good faith any comments provided by Parent with respect thereto). Sellers’ Representative shall not compromise or settle any such Seller Tax Proceeding without first obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
(ii)With respect to any Tax Proceeding relating solely to Pass-Through Tax Returns, Sellers’ Representative shall have the right to exclusively control any such proceeding and make all decisions in connection therewith. Except as provided in this Section 10.3(a), Parent shall control all proceedings with respect to Taxes of the Acquired Companies including any Tax Proceeding described in this Section 10.3(a) for which Sellers’ Representative chooses not to control.
(iii)Parent, the Acquired Companies and each of their respective Affiliates, on the one hand, and the Sellers and the Sellers’ Representative, on the other hand, shall cooperate with respect to any Tax Proceeding, which cooperation shall include the retention and, upon request, the provision to the requesting party of records and information which are reasonably relevant to such Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Proceeding. Parent and the Sellers shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.3(a).
(b)If, for three (3) years after the Closing Date, Parent, the Company or any of their Affiliates receives a refund of any Tax of the Company or a credit against any Tax of the Company attributable to a Pre-Closing Period (whether received in cash, or as a credit against other Taxes), Parent shall pay to Sellers’ Representative within thirty (30) days after such receipt an amount equal to such refund or credit (net of any Taxes and reasonable out-of-pocket costs and expenses of Parent or any of its Affiliates, including, after the closing, the Acquired Companies), together with any interest received or credited thereon; provided that no amount shall be paid with respect to any such refund or credit if the amount of such refund or credit (i) was taken into account in computing Working Capital, (ii) is attributable to Tax attributes generated by Parent or any of its Affiliates (including, after the closing, the Acquired Companies) on or after the Closing Date or (iii) are payable to a third party pursuant to any contractual arrangement entered into by any Acquired Company prior to Closing. If there is a subsequent reduction by a Taxing Authority (or by virtue of a change in applicable Tax Law), of any Tax refunds with respect to which a payment has been made by Parent pursuant to this Section 10.3(b), then the Sellers’ Representative shall pay to Parent or its designee an amount equal to such reduction plus any interest or penalties imposed by a Taxing Authority with respect to such reduction within ten (10) days of receipt a written request for the same from Parent.
(c)Parent and its Affiliates (including, after the Closing, the Acquired Companies) shall not without the prior written consent of Sellers’ Representative (such consent to not be unreasonably withheld, delayed or conditioned) take any of the following actions with respect to an Acquired Company for any Tax period (or portion thereof) ending on or prior to the Closing Date: (i) file or amend or otherwise modify any Tax Return (ii) enter into any voluntary disclosure agreement or (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to any Tax or Tax Return. Upon the request of Sellers’ Representative, Parent shall file (or shall cause to be filed) amended Tax Returns of the Acquired Companies described in the preceding sentence. Notwithstanding anything else to the contrary in this Agreement, except as set forth in Section 9.1(a)(iii), Section 9.1(a)(iv) and Section 9.1(a)(vi), Sellers shall not have any liability for Taxes shown on any Tax Return which treats the Company or any of its Subsidiaries as a “C corporation” for U.S. federal income Tax purposes for any Pre-Closing Period, and neither Sellers’ Representative or Parent shall file or cause to be filed any Tax Return treating the Company or any of its Subsidiaries as such without the other party’s consent (such consent to not be unreasonably withheld, delayed or conditioned).
(d)All transfer, sales, use, value added, excise, stamp, recording, documentary, registration and any and other similar Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) that are imposed on any of the Parties hereto by any Governmental Authority in connection with the Transaction shall be borne by Parent, except with respect to any such Taxes imposed on any of the Parties in connection with the Pre-Closing Restructuring, which shall be borne by Sellers. Parent will duly and timely prepare any Tax Returns with respect to such Taxes, and Sellers will reasonably cooperate with Parent in the preparation and filing of such Tax Returns.

(e)Parent and Sellers agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes of the Acquired Companies, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent or Sellers, as applicable, and the making of any election relating to Taxes. Each of Parent and Sellers shall retain all books and records in their possession with respect to Taxes of the Acquired Companies for a period of at least seven (7) years following the Closing Date. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 10.3(e) or in this Agreement, none of Parent or any or its Affiliates (including, after the Closing, the Acquired Companies) shall be obligated to provide to Sellers or Sellers’ Representative any Tax Returns that relate to any taxable period that begins on or after the Closing Date (other than non-income Tax Returns of the Acquired Companies for any Straddle Period or any Tax Returns (or Tax Return work papers), or portions thereof, solely of or relating to the Company or any of its Subsidiaries which are reasonably required by Sellers in connection with preparing any Tax Return or conducting any Tax Proceeding).
(f)Effective as of the Closing, all Tax sharing, Tax indemnity, or Tax allocation agreement, to which any Acquired Company is a party shall be terminated by the Acquired Companies such that no Acquired Company shall have any liability thereunder or as a result of such termination; provided, that any commercial agreement entered into in the Ordinary Course of Business the primary purpose of which is not the sharing or allocation of Taxes shall be excluded from this Section 10.3(f).
(g)For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Acquired Companies that is attributable to any Straddle Period will be apportioned to the Pre-Closing Period in accordance with this Section 10.3(g). The portion of any such Taxes attributable to the Pre-Closing Period will (i) in the case of any Taxes other than sales or use Taxes, value-added Taxes, employment Taxes, withholding Taxes, and any Tax based on or measured by income, receipts, payroll, transactions or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period portion of the Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use Taxes, value-added Taxes, employment Taxes, withholding Taxes, and any Tax based on or measured by income, receipts, payroll, transactions or profits earned during a Straddle Period, be deemed equal to the amount which would be payable based upon an interim closing of the books as if the Straddle Period ended on and included the Closing Date; provided that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
(h)Within ten (10) Business Days following the date of this Agreement, Company shall file, or cause to be filed, a complete private letter ruling request with the IRS to request relief under Treasury Regulation Section 301.9100-3 to file an IRS Form 8869 (Qualified Subchapter S Subsidiary Election) for Welk Resorts Vacations Rentals, Inc. with effect as of the date of formation of Welk Resorts Vacation Rentals, Inc. Each of Company (between the date of this Agreement and Closing) and Sellers’ Representative (after Closing) shall use its commercially reasonable efforts to work in good faith to expeditiously obtain the requested relief from the IRS including providing, as reasonably requested, timely and complete responses to any requests of the IRS for additional information in support of the request.
10.4Tax Treatment.
(a)The Parties intend that Merger I and Merger II, taken together, be treated, and each of them shall use its reasonable best efforts to cause Merger I and Merger II, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code (to which each of Parent, Merger Sub I, Merger Sub II and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Merger Sub II, with each Share converted in Merger I into the right to receive the Merger Consideration, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless there is a determination within the meaning of Section 1313(a) of the Code that Merger I and Merger II, taken together, do not qualify as a reorganization described in Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) and related provisions of the Code.
(b)No Party shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Agreement) that would prevent Merger I and Merger II, taken together, from constituting a tax-free reorganization under Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) and related provisions of the Code.
(c)In connection with any opinion of Hogan Lovells US LLP requested by the Company in connection with the Closing that (i) Merger I and Merger II, taken together, will qualify as a “reorganization” under Section 368(a)(1)(A) by virtue of Section 368(a)(2)(D) of the Code, (ii) Sections 361(b) and (c) of the Code will apply, and thus no gain or loss will be recognized by the Company, upon the Company’s exchange of its assets for cash and Parent Stock and the Company’s distribution of such cash and Parent Stock to the Sellers pursuant to the Mergers (provided, however, that such opinion will not address whether, notwithstanding the application of Sections 361(b) and (c), gain or loss will be recognized by the Company with respect to the Mergers pursuant to any other provision of the Code or Treasury Regulations promulgated thereunder, including Code Sections 367, 481 and 453B) and (iii) the execution of this Agreement should not cause the Company to cease to qualify as an “S corporation” within the meaning of Section 1361 of the Code (the opinion described in the forgoing clause (iii), the “S-Corp Tax Opinion”), the Parties shall provide customary representations and tax certificates to counsel for Parent and counsel for the Company in form reasonably acceptable to Parent and the Company. For purposes of the S-Corp Tax Opinion, Hogan Lovells US LLP would assume that, without regard to execution of this Agreement, the Company satisfies all of the requirements of Section 1361 of the Code and therefore otherwise qualifies as an “S corporation” within the meaning of Sections 1361 and 1362 of the Code, and Hogan Lovells US LLP would rely upon mutually agreed upon reasonable assumptions and reasonable representations provided by the Company.
(d)If there is a determination within the meaning of Section 1313(a) of the Code that Merger I and Merger II, taken together, do not qualify as a Tax-free “reorganization” described in Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(D) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall take the position for federal income Tax purposes that Merger I was a qualified stock purchase within the meaning of Section 338 of the Code and Merger II qualified as a reorganization as described in Section 368(a)(1)(A) of the Code.
(e)The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
10.5Governing Law. This Agreement and any action arising out of or relating to the Transaction shall in all respects be governed by, and construed in accordance with, the substantive and procedural Laws (excluding conflict of laws rules and principles to the extent that to do so would result in the application of the Laws of another jurisdiction) of the State of Delaware, including all matters of construction, validity and performance.
10.6Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any controversies, claims, actions, suits, or proceedings (“Litigation”) against any Party arising out of or in any way relating to the Transaction or this Agreement shall be brought, heard and determined exclusively in the Delaware Court of Chancery and state appellate courts thereof sitting in New Castle County, Delaware (or, if such courts decline to accept jurisdiction over a particular matter, any federal court sitting in New Castle County, Delaware), and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Litigation; provided, that a final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Litigation in the Delaware Court of Chancery and state appellate courts thereof sitting in New Castle County, Delaware (or, if such courts decline to accept jurisdiction over a particular matter, any federal court sitting in New Castle County, Delaware), (b) any claim that any such Litigation brought in any such court has been brought in an inconvenient forum and (c) any claim that such court does not have jurisdiction with respect to such Litigation. To the extent that such service of process is permitted by Law, each Party irrevocably consents to the service of process in any such Litigation in such courts by utilizing the notice provisions set forth in clauses (a), (c), or (d) of Section 10.11. Each Party irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Litigation.
10.7Further Assurances. After the Closing, each Party shall from time to time, at the request of and without further cost or expense to the other unless expressly provided otherwise herein, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.
10.8Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Agreements constitute the entire agreement of the Parties relating to the subject matter hereof and supersede all prior Contracts or agreements, whether oral or written.
10.9Amendment. Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented or modified except by written instrument making specific reference to this Agreement signed by (a) Parent and (b) the Sellers’ Representative (on behalf of Sellers) after the Closing or, if prior to the Closing, the Company and the Sellers’ Representative; provided, that the observance of any provision of this Agreement may be waived in writing by the Party that shall lose the benefit of such provision as a result of such waiver.
10.10Waivers. No waiver or consent, express or implied, by any Party to or of any breach or default by any Party in the performance by such Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Party of the same or any other obligations of such Party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. Failure on the part of a Party to complain of any act of any Party or to declare any Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder until the applicable statute of limitation period has run (including all extensions thereof). In the event any provision of any other Transaction Agreement shall in any way conflict with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement) this Agreement shall control.
10.11Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering Party receives confirmation of receipt, if delivered by email of a portable document format (“PDF”) document, (c) three (3) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (d) one (1) Business Day after being sent by nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.11).
to the Company (prior to the Closing), to:
Welk Hospitality Group, Inc.
300 Rancheros Drive, Suite 450
San Marcos, CA 92069
Attention: Jonathan P. Fredricks, CEO
Phone: (760) 481-7777
E-mail: jon.fredricks@welkgroup.com
With a copy (which shall not constitute notice) to:
Hogan Lovells US LLP
1601 Wewatta Street, Suite 900
Denver, CO 80202
Attention:    Timothy R. Aragon
Carine Stoick
Phone:    +1 (303) 454-2529
+1 (703) 610-6215
Email:     timothy.aragon@hoganlovells.com
carine.stoick@hoganlovells.com
To Sellers or the Sellers’ Representative, as set forth on Section 10.11 of the Company Disclosure Schedule:
With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
1601 Wewatta St, Suite 900
Denver, CO 80202
Attention:    Timothy R. Aragon
Carine Stoick
Phone:    +1 (303) 454-2529
+1 (703) 610-6215
Email:    timothy.aragon@hoganlovells.com
carine.stoick@hoganlovells.com
If to Merger Sub I, Merger Sub II or Parent, or after the Closing, the Company, to:
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd., Suite 500
Orlando, FL 32821
Attention:
John Geller - President & CFO
James Hunter, IV – General Counsel
Phone:
+1 (407) 206-6334
+1 (407) 513-6895
Email:
john.geller@mvwc.com
james.hunter@mvwc.com

With a copy (which shall not constitute notice) to:
Baker & Hostetler LLP
200 South Orange Avenue, Suite 2300
Orlando, FL 32801
Attention: John Melicharek
Phone: +1 (407) 649-4086
Email: jmelicharek@bakerlaw.com

10.12Severability. Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition and shall be enforced to the greatest extent permitted by Law, (b) such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such unenforceability or prohibition shall not affect or invalidate any other provision of this Agreement; provided, however, that the original economic and legal substance of this Agreement is not affected in a manner materially adverse to any Party unless such Party waives its rights under this Section 10.12 with respect thereto.
10.13Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance or other injunctive or equitable relief without the necessity of proving the adequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, Sellers and the Company shall be entitled to seek specific performance if Parent, Merger Sub I or Merger Sub II fails to complete the Closing if and when required to complete the Closing pursuant to Section 2.1, and to cause the Transaction to be consummated, including to effect the Closing in accordance with Section 2.1, on the terms and subject to the conditions in this Agreement. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.
10.14Parties in Interest; Limitation on Rights of Others. The terms of this Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective legal representatives, successors and permitted assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than (a) the Parties and their respective legal representatives, successors and permitted assigns and (b) each D&O Indemnified Person, who shall have the right to enforce the obligations of Parent and the Company solely with respect to Section 6.7) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise.
10.15Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties, and any assignment in violation of this Section 10.15 shall be null and void; provided, however, that Merger Sub I or Merger Sub II may freely assign this Agreement or any of its rights or obligations hereunder to (x) an Affiliate or (y) from and after the Closing, its or their respective lenders; provided further that any such assignment by Merger Sub I or Merger Sub II pursuant to the foregoing proviso shall not relieve Parent, Merger Sub I or Merger Sub II of its obligations hereunder.
10.16Cooperation with Legal Proceedings. From and after the Closing, if reasonably requested by Sellers’s Representative, on behalf of any of the Sellers, Parent shall use its commercially reasonable efforts to cooperate with Sellers in the investigation, defense or prosecution of any Legal Proceedings pending or threatened against Sellers or any of their Affiliates with respect to the Acquired Companies. Without limiting the generality of the foregoing, but provided that Parent shall make available its and the Acquired Companies’ employees to give depositions or testimony and shall furnish all documentary or other evidence that Sellers may reasonably request in connection with the conduct of such Legal Proceedings. Sellers shall reimburse Parent for all reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the performance of its obligations under this Section 10.16 (including, for the avoidance of doubt, the fees, costs and expenses associated with making the employees of Parent or the Acquired Companies available to give depositions or testimony).

10.17Privileged Matters; Attorney Conflict Waiver.
(a)Parent, on behalf of itself and its Affiliates (including the Acquired Companies following the Closing), acknowledges and agrees that (i) all communications, information, and documents covered by attorney-client privilege, attorney work-product protection or expectation of client confidence involving the proposed sale of the Acquired Companies by Sellers, this Agreement, any Transaction Agreement , the Mergers or the Transaction, in each case, prior to the Closing (the “Seller Party Privilege” and such communications, information and documents covered thereby, “Seller Party Privileged Materials”) shall be retained by the Company; provided, that, from and after Closing, all right, title and interest of the Company in and to the Seller Party Privilege shall thereupon transfer to and be vested solely in, and shall be controlled by, the Sellers’ Representative on behalf of Sellers and may be waived only by Sellers’ Representative (for the avoidance of doubt, such retention by the Company of Seller Party Privileged Materials is not, and shall not be deemed, a waiver of any applicable Seller Party Privilege), (ii) such Seller Party Privilege shall not be controlled, owned, used, waived or claimed by Parent or by the Company upon consummation of the Closing; provided, that, in the event of a dispute between Parent or an Acquired Company, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that any Acquired Company produce Seller Party Privileged Materials, Parent shall, and is hereby permitted to, subject to applicable Law, cause, as applicable, the relevant Acquired Company to assert, subject to applicable Law, such Seller Party Privilege on behalf of Sellers or the applicable Affiliate of Sellers to prevent disclosure of such Seller Party Privileged Materials to such third party and (iii) in no event shall Parent or the Company permit or cause any such Seller Party Privileged Material to be used against Sellers or their Affiliates in any Legal Proceeding except in the event that any such Seller Party Privileged Material is used against Parent, an Acquired Company or any of their respective Affiliates by any Seller or its Affiliates in any Legal Proceeding.
(b)Sellers’ Representative, on behalf of itself and each Seller and its and their respective Affiliates, acknowledges and agrees that (i) all communications, information and documents covered by attorney-client privilege, attorney work-product protection and expectation of client confidence involving all matters of the Acquired Companies other than the Seller Party Privilege (the “Parent Party Privilege” and such communications, information and documents covered thereby, “Parent Party Privileged Materials”) shall be retained and controlled by Parent or the relevant Acquired Company, as applicable, and may be waived only by Parent or the relevant Acquired Company, as applicable, (ii) such Parent Party Privilege shall not be controlled, owned, used, waived or claimed by any Seller or any Affiliate of any Seller upon consummation of the Closing; provided, that, in the event of a dispute between any Seller or any Affiliate of any Seller, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that any Seller or any Affiliate of any Seller produce Parent Party Privileged Materials, such Seller shall, and is hereby permitted to, subject to applicable Law, cause, as applicable, its Affiliate to assert, subject to applicable Law, such Parent Party Privilege on behalf of Parent or the Acquired Companies, as applicable, to prevent disclosure of such Parent Party Privileged Materials to such third party and (iii) in no event shall any Seller or any Affiliate of any Seller permit or cause any such Parent Party Privileged Material to be used against Parent or its Affiliates, including the Acquired Companies, in any Legal Proceeding except in the event that any such Parent Party Privileged Material is used against such Seller or its applicable Affiliate by Parent or its Affiliates in any Legal Proceeding.
(c)Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that (i) Hogan Lovells may serve as counsel to Sellers and their Affiliates, on the one hand, and the Acquired Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction, and that, following the Closing, Hogan Lovells may serve as counsel to Sellers and their Affiliates or any director, member, shareholder, partner, officer or employee thereof, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement or the Transaction notwithstanding such representation, (ii) Baker & Hostetler LLP may serve as counsel to Parent and its Affiliates (including, following the Closing, the Acquired Companies) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction, and that, following the Closing, Baker & Hostetler LLP may serve as counsel to Parent, the Acquired Companies or their respective Affiliates or any of their directors, members, shareholders, partners, officers or employees, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement or the Transaction notwithstanding such representation and (iii) each Party shall not, and shall, as applicable, cause its respective Affiliates not to, seek or have Hogan Lovells or Baker & Hostetler LLP, as applicable (or any successor), disqualified from any such representation solely due to the representation of a Party or its respective Affiliates as set forth in items (i) or (ii) of this sentence. With respect to the foregoing, each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any of its Affiliates to consent to or waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 10.17(c) are intended to be for the benefit of, and shall be enforceable by, each Party, their respective Affiliates and their respective legal representatives and shall not be deemed exclusive of any other rights to which such Party, its respective Affiliates and their respective legal representatives is entitled whether pursuant to Law, Contract or otherwise.
10.18Authorization of Sellers’ Representative.
(a)By virtue of the Seller Approval or the delivery of a Letter of Transmittal by any Seller, and without any further action by any such Seller, the Sellers’ Representative is hereby appointed, authorized and empowered to act as a representative, for the benefit of Sellers, as the exclusive agent and attorney-in-fact, in connection with and to facilitate the consummation of the Transaction under this Agreement which shall include the power and authority: (i) to execute and deliver such amendments, waivers and consents in connection with this Agreement and any other Transaction Agreement (including the Adjustment Escrow Agreement and the Indemnification Escrow Agreement) and the consummation of the transactions contemplated hereby and thereby as the Sellers’ Representative, in his sole discretion, may deem necessary or desirable; (ii) to administer and resolve any disputes or compromise such disputes with Parent, on Sellers’ behalf (including in connection with claims related to Taxes, or claims related to the Closing Date Cash, the Adjusted Working Capital, the Unpaid Company Transaction Expenses and the Closing Date Indebtedness),

(iii) provide the waiver and assurances set forth in Section 10.19 and (iv) to take any and all actions and make or provide any and all decisions, consents or instructions which the Sellers’ Representative believes are necessary or appropriate under this Agreement for and on behalf of Sellers, and Parent may rely upon any such action, decision, consent or instruction of Sellers’ Representative as being the action, decision, consent or instruction of Sellers; provided, that no such failure to act on the part of the Sellers’ Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Sellers’ Representative or by Sellers unless such waiver is in writing signed by the waiving party or by the Sellers’ Representative.
(b)In connection with the foregoing, at the Closing, an aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Representative Expense Fund”) shall be transferred by or on behalf of the Sellers to the Sellers’ Representative, to be used by the Sellers’ Representative to pay expenses incurred by the Sellers’ Representative in its capacity as the Sellers’ Representative (including pursuant to Section 10.3(a)); provided, that if the Transaction is not consummated, the Company shall reimburse the Sellers’ Representative for all costs and expenses reasonably incurred by the Sellers’ Representative in connection with the Transaction. Once the Sellers’ Representative determines, in his sole discretion, that the Sellers’ Representative will not incur, or reasonably be expected to incur, any additional expenses in its capacity as the Sellers’ Representative, then the Sellers’ Representative will distribute the remaining unused Representative Expense Fund, if any, to the Sellers in accordance with their Pro Rata Percentages. If, however, the Sellers’ Representative incurs expenses, in its capacity as the Sellers’ Representative, in an amount exceeding the Representative Expense Fund, then the Sellers shall, in accordance with their respective Pro Rata Percentage, reimburse the Sellers’ Representative for the difference between the total expenses incurred by the Sellers’ Representative and the Representative Expense Fund.
(c)The Sellers’ Representative shall not be entitled to any fee, commission or other compensation for the performance of his services hereunder, but shall be entitled to the payment of all his out-of-pocket expenses incurred as the Sellers’ Representative. Each Seller shall indemnify, on a pro rata basis (based on such Seller’s Pro Rata Percentage), the Sellers’ Representative against all Losses (including any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any Legal Proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Sellers’ Representative hereunder or otherwise. The foregoing indemnification shall not apply in the event of any Legal Proceeding which finally adjudicates the liability of the Sellers’ Representative hereunder for his willful misconduct. In the event of any indemnification hereunder, upon written notice from the Sellers’ Representative to Sellers as to the existence of a deficiency toward the payment of any such indemnification amount, each Seller shall promptly deliver to the Sellers’ Representative full payment of his, her or its ratable share of the amount of such deficiency (based on such Seller’s Pro Rata Percentage).
(d)All of the indemnities, immunities and powers granted to the Sellers’ Representative under this Agreement shall survive the Closing Date or any termination of this Agreement. Parent, Merger Sub I and Merger Sub II shall have the right to rely upon all actions taken or omitted to be taken by the Sellers’ Representative pursuant to this Agreement and any other Transaction Agreement, all of which actions or omissions shall be legally binding upon Sellers. The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survives the death, incompetency, bankruptcy or liquidation of any of Sellers and (ii) shall survive the Closing.
(e)The Parties acknowledge and agree that the Sellers’ Representative shall have no liability to, and shall not be liable for any Losses of, any Party in connection with any obligations of the Sellers’ Representative under this Agreement, any other Transaction Agreement or otherwise in respect of this Agreement or the Transaction.
(f)The Sellers’ Representative shall have the right to resign. If for any reason there is no Sellers’ Representative at any time, all references herein to the Sellers’ Representative shall be deemed to refer to Sellers.
10.19Non-Recourse. Except as expressly set forth in the Confidentiality Agreement or any other Transaction Agreement, all claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement, may be made only against the Parties that are expressly identified in the preamble to this Agreement and the successors and assigns thereof (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, director, officer, employee, agent, consultant or representative of, and any financial advisor or lender to, any Contracting Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, Affiliate, director, officer, employee, agent, consultant or representative of, and any lender to, any of the foregoing or any of their respective successors, predecessors or assigns (collectively, the “Non-Party Affiliates”), shall have any liability (whether in law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or any other Transaction Agreement), including any alleged non-disclosure or misrepresentations made by any such Person or as a result of the use or reliance on any information, documents or materials made available by such Person, and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or any other Transaction Agreement) against any such Non-Party Affiliates; provided, that, for clarity, no party to the Confidentiality Agreement or any other Transaction Agreement shall be deemed a Non-Party Affiliate with respect to such documents to which it is a party. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise expressly set forth in the Confidentiality Agreement or any other Transaction Agreement, (i) Parent hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of any Seller that is a trust or otherwise impose liability of a Seller on any beneficiary of such trust that is not otherwise a Seller or trustee of a Seller, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or any other Transaction Agreement); and (ii) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
10.20Reliance on Counsel and Other Advisors. Each Party has consulted such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement. Each Party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.
10.21Disclosure Schedules. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever, including as to dollar amount) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The section numbers contained in the Company Disclosure Schedule correspond to the section numbers in this Agreement; provided, that any information disclosed therein under any section number shall be deemed to be disclosed and incorporated in any other section of this Agreement where such disclosure (i) would be appropriate and reasonably apparent on the face of such disclosure whether or not such disclosure contains an express cross-reference and (ii) contains all of the information and reasonable detail required to be disclosed thereunder. The Company Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Sellers and the Company, on the one hand, and Parent, respectively, contained in this Agreement. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. References to any documents contained in the Company Disclosure Schedule are not intended to summarize or describe such documents, but rather are for the existence of such documents only. All Contracts listed in the Company Disclosure Schedule shall be deemed to include all written appendices, exhibits, schedules, modifications, amendments to, and all written orders, purchase orders, implementation, statements of work, program descriptions and other documents issued under, or executed in connection with, such Contracts.
10.22Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or PDF or other electronic signatures, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and to the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures.
ARTICLE XI
DEFINITIONS AND INTERPRETATION
11.1Certain Definitions.
(a)For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.1:
“Accounting Rules” means GAAP as modified by (i) the rules, principles and sample calculation of Adjusted Working Capital set forth on Exhibit A (collectively, the “Agreed Working Capital Principles”), and (ii) the rules, principles, methods and practices used in preparing the Company Financial Statements as set forth on Exhibit A-5 (collectively, “Historical Principles”); provided, that no “type 2” subsequent events, as defined under GAAP, shall be taken into account in the determination of Closing Date Cash, Unpaid Company Transaction Expenses, Closing Date Indebtedness, and Adjusted Working Capital; provided, further, that in the event of any conflict among the Agreed Working Capital Principles and the Historical Principles, then the Agreed Working Capital Principles shall take precedence, followed by the Historical Principles.
“Acquired Companies” means the Company and each of its Subsidiaries identified on Section 3.1(b) of the Company Disclosure Schedule, including the SPEs.
“Agreed Adjustment Principles” means collectively, the Agreed Working Capital Principles and the rules, principles and sample calculations of the Closing Statement, Closing Date Indebtedness and Closing Date Cash, in each case set forth on Exhibit A.
“Adjusted Working Capital” means, with respect to the Acquired Companies, (i) only the line items of current assets of the Acquired Companies (excluding notes receivables), as of 11:59 pm Eastern Time on the day immediately prior to the Closing Date, specifically identified as line item categories of current assets on Exhibit A-2, reduced by (ii) only the line items of current liabilities of the Acquired Companies (excluding notes payable), as of 11:59 pm Eastern Time on the day immediately prior to the Closing Date, specifically identified as line item categories of current liabilities on Exhibit A-2, in each case, without duplication, and as determined in a manner consistent with the Accounting Rules and Agreed Adjustment Principles and subject to the adjustments set forth on Exhibit A-2. Notwithstanding the foregoing, current liabilities shall include (y) outstanding severance obligations, deferred compensation and bonus payments (including any payroll, employment or other Taxes imposed on any Acquired Company with respect to such amounts). For the avoidance of doubt “Adjusted Working Capital” shall not include (I) any amount taken into account in the calculation of the Closing Date Indebtedness or Unpaid Company Transaction Expenses or (II) any fees, expenses, or liabilities related to any financing of the Transaction by Parent and is Affiliates. For purposes of this definition, including the calculation of current assets and current liabilities, and Article I, the Parties shall disregard any adjustments arising from purchase accounting or otherwise arising out of the Transaction.

“Adjusted Working Capital Target” means the amount of negative Ten Million Five Hundred Seventy Three Thousand Dollars ($10,573,000).
“Adjustment Escrow Agent” means JP Morgan Chase Bank, N.A.
“Adjustment Escrow Agreement” means that certain escrow agreement substantially in the form of Exhibit C by and among the Sellers’ Representative, on behalf of the Sellers, Parent and the Escrow Agent.
“Adjustment Escrow Amount” means Five Million Dollars ($5,000,000).
“Adjustment Escrow Funds” means, at any time, the portion of the Adjustment Escrow Amount then remaining, plus any interest accrued thereon.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. The Acquired Companies shall be deemed, for purposes of this Agreement, Affiliates of Sellers prior to the Closing, and Affiliates of Parent from and after the Closing.
“Aggregate Transaction Bonus Payments” means the sum of the aggregate amount of the Transaction Bonus Payments.
“Anti-Corruption Laws” means all Laws relating to the prevention of corruption and bribery, including, without limitation, the Foreign Corrupt Practices Act of 1977.
“Association” means the condominium or owners’ association, or other entity, which is responsible for the operation of a Project and the related Program, including the Welk Resorts Platinum Owners Association, but does not include any master condominium or owners’ association underlying a Project.
“Benefit Plan” means any plan, program, agreement, policy or arrangement that is: (a) a qualified defined contribution or defined benefit plan which are employee pension benefit plans (as defined in Section 3(2) of ERISA, whether or not such plan is subject to ERISA); ongoing, funded or unfunded employee welfare benefit plans (as defined in Section 3(1) of ERISA, whether or not such plan is subject to ERISA (“Employee Welfare Plans”); (c) all other “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not such plan is subject to ERISA); (d) all other pension, retirement, profit-sharing, deferred compensation, stock option, stock bonus, stock purchase, restricted stock, stock appreciation right or similar equity-based plan, employee stock ownership, health and welfare, severance pay, vacation, sick leave, bonus or other incentive plans, Section 125 flexible benefit, tuition reimbursement, sick leave, retiree medical, welfare benefit, fringe benefit, life insurance contracts, programs, funds or arrangements of any kind; and (e) any employment, retention, transaction, change in control, severance or separation agreement (other than employee offer letters that can be terminated without notice and without further liability to the

Company); in each case that are sponsored or maintained by any Acquired Company or with respect to which any Acquired Company contributes to, has any obligation to contribute to, or with respect to which any Acquired Company has any liability.
“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized by applicable Law to close, including as required to be closed due to the COVID-19 outbreak.
“CAA” means the Consolidated Appropriations Act, 2021 (Pub. L. 116-260), as amended, and the guidance, rules and regulations promulgated thereunder.
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, (Pub. L. No. 116-136), as amended (including any amendments thereto by the CAA), and the guidance, rules and regulations promulgated thereunder.
“Cash Alternative Amount” means an amount, in cash, equal to (a) the number of shares of Parent Common Stock equal to the product of (i) the sum of (x) the ESOP Trust’s Pro Rata Percentage plus (y) the Specified Person’s Pro Rata Percentage and (ii) the Stock Consideration multiplied by (b) the Parent Market Stock Price.
“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of, without duplication (i) all cash and (ii) all cash equivalents (including deposits, restricted cash, petty cash, amounts held in escrow, marketable securities and short term investments) of the Acquired Companies (including any SPEs) calculated in accordance with GAAP and in a manner consistent with the Agreed Adjustment Principles. Cash and Cash Equivalents shall (x) be reduced by issued but uncleared checks and drafts of the Acquired Companies, , (y) be increased by checks and drafts deposited (including amounts held by any third party servicing agents) for the account of the Acquired Companies, in each case as of 11:59 pm Eastern Time on the day immediately prior to the Closing Date and (z) be increased by cash deposits in transit as of the Closing to be issued to SPEs within 15 days after the last day of the month in which the Closing occurs, as shown on Exhibit A-4.
“Cash Consideration” means an amount, in cash, equal to (i) 50% of the Estimated Purchase Price, minus (ii) the sum of (A) the Adjustment Escrow Amount, plus (B) the Indemnification Escrow Amount, plus, (C) the PPP Loan Escrow Amount, if any, plus (D) an amount equal to the Representative Expense Fund, plus (E) the aggregate Cash Alternative Amount, and plus (F) the Special Tax Escrow Amount, if any.
“CDC” means the Centers for Disease Control and Prevention.
“Closing Date Cash” means the aggregate amount of all Cash and Cash Equivalents of the Company.
“Closing Date Indebtedness” means all Indebtedness of the Company (including, without duplication, the Payoff Debt) as of immediately prior to the Closing.
“Code” means the United States Internal Revenue Code of 1986.

“Company Fundamental Representations” means those representations and warranties set forth in Sections 3.1, 3.2, 3.4(a), 3.4(b), 3.4(c) and 3.22.
“Company Intellectual Property” means Intellectual Property owned by the Acquired Companies (other than Excluded Assets).
“Company Material Adverse Effect” means a material adverse effect on the Business, financial condition or results of operations of the Acquired Companies, taken as a whole; provided that no event, change, occurrence, circumstance or effect (by itself or taken together with any and all other events, changes, occurrences, circumstances or effects) that results from or arises out of or is related to any of the following shall constitute or be deemed to contribute to a “Company Material Adverse Effect”, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world or changes in currency exchange rates or interest rates or currency fluctuations; (iii) (A) changes in political, business or social conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), or the worsening of any of the foregoing, in each case in the United States or any other country or region in the world, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions or (B) epidemics, pandemics and disease outbreaks (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing , and other force majeure events, in each case in the United States or any other country or region in the world; (iv) changes affecting the industry generally in which the Acquired Companies operate; (v) the execution or announcement of this Agreement, the pendency of any investigation or challenge to the Transaction, or the consummation of the Transaction (including but not limited to, the adverse impact thereof on relationships with or the loss of any employees, suppliers, customers, advertisers, financing sources, licensors, licensees, assets, or property interests); (vi) compliance with the terms of, or the taking of any action required or contemplated by this Agreement or consented to by Parent, or the failure to take any action prohibited by this Agreement or to which Parent refused to provide consent pursuant to the terms of this Agreement; (vii) changes in Law regulations, Orders, or other binding directives issued by any Governmental Authority or other legal or regulatory conditions (or the interpretation thereof); (viii) changes in GAAP or other accounting standards (or the interpretation thereof); (ix) any failure, in and of itself, by the Acquired Companies to meet internal or external projections or forecasts or revenue or earnings predictions (provided that the cause or basis for the Acquired Companies failing to meet such projections or forecasts or revenue or earnings predictions may be considered in determining the existence of a Company Material Adverse Effect unless such cause or basis is otherwise excluded by this definition); (x) any failure of Parent, Merger Sub I, Merger Sub II or the Company to obtain any waiver or consent from any Person required in connection with this Agreement; (xi) any existing event or occurrence or circumstance with respect to which Parent has actual knowledge (including the reasonably expected magnitude, scope and consequences thereof) as of the date hereof including any matters expressly set forth in the Company Disclosure Schedule; or (xii) any adverse change in or effect on the Business of the Acquired Companies that is cured prior to the Closing; provided, further, that in the cases of clauses (i), (ii), (iii)(A), (iv), (vii) and (viii) above, if such event, change, occurrence, circumstance or effect (by itself or taken together with any and all other events, changes, occurrences, circumstances or effects) disproportionately adversely affects the Business, financial condition or results of operations of the Acquired Companies as compared to other Persons or businesses that operate in the industry in which the Acquired Companies operate, then the disproportionate adverse effect of such event, change, occurrence, circumstance or effect shall be taken into account in determining whether a Company Material Adverse Effect has occurred or shall occur; provided, further, that in the case of clause (iii)(B) above, if such event, change, occurrence, circumstance or effect (by itself or taken together with any and all other events, changes, occurrences, circumstances or effects) arises directly as a result of a violation of applicable Law by the Acquired Companies and disproportionately adversely affects the Business, financial condition or results of operations of the Acquired Companies as compared to other Persons or businesses that operate in the industry in which the Acquired Companies operate, then the disproportionate adverse effect of such event, change, occurrence, circumstance or effect that is directly caused by the Acquired Companies’ non-compliance with applicable Law shall be taken into account in determining whether a Company Material Adverse Effect has occurred or shall occur.
“Computer Systems” means all of the material software, hardware, databases, computer equipment, and other similar technology (excluding, for clarity, technology that comprises the internet) that are used by the Acquired Companies in the operation of the Business.
“Contract” means any agreement, contract, indenture, note, mortgage, bond, lease, license or deed of trust, in each case whether written or unwritten.
“Contingent Consideration” means the amounts payable or releasable, subject to the contingent rights of Parent and the Parent Indemnitees, for any such amounts to be paid or released pursuant to Sections 1.4(d), 6.19(c)(iii), 9.3(c) or 10.18(b), which amounts shall be paid in cash, except to the extent Sellers’ Representative requires Parent to make such payment in Parent Common Stock pursuant to Section 1.1(i).
“COVID-19” means the novel coronavirus COVID-19 and related pandemic.
“COVID-19 Actions” means (i) all commercially reasonable actions taken in the conduct of the Business for the protection of the Business, followed by prompt notice thereof to Parent, in response to events, occurrences, conditions, circumstances, or developments arising directly or indirectly as a result of COVID-19 or its impact on general economic conditions, as required by Laws or Orders applicable to any Acquired Company issued or promulgated by any Governmental Authority applicable to any Acquired Company in response thereto, including the CDC and any written recommendations issued thereby, (ii) all commercially reasonable actions taken in good faith for the protection and preservation of the health and safety of employees or customers of the Business, followed by prompt notice thereof to Parent, in response to events, occurrences, conditions, circumstances, or developments arising directly or indirectly as a result of COVID-19 or its impact on general economic conditions and (iii) any action taken as a result of COVID-19 by a third party with whom the Acquired Companies have a business relationship that has an adverse impact on the Acquired Companies or the Business and over which the Acquired Companies were not entitled to exercise control.

“Damages” means any Loss, direct or indirect liability or commitment of any nature (whether pecuniary or not, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, known or unknown and whether due or to become due), claim, damage, cost or expense, including Taxes and fees, costs and expenses actually incurred for reasonable attorneys’ and legal fees and expenses, whether involving a third-party or a claim solely between the Parties, but excluding punitive damages (other than any punitive damages payable to third parties that may be imposed or otherwise incurred).
“Data Room” means the electronic documentation site in respect of the Acquired Companies and the Transaction, established by Intralinks on behalf of the Company under the title “Project Champagne”.
“Designated Representative” means Jason Marino or a substitute therefor designated by Parent and reasonably acceptable to the Company.
“Eligible Ownership Notes Receivable” means the difference between (x) the sum of all promissory notes made by the purchaser of Ownerships payable to an Acquired Company in connection with the acquisition of such Ownerships from an Acquired Company, including any promissory notes issued in connection with any unclosed or pending sales transactions that are not subject to rescission, in each case that (i) are genuine and the legal, valid, binding and enforceable obligation of the maker thereof (subject to customary exceptions for availability of equitable remedies and the effect of bankruptcy law), (ii) at the time such notes were made to the obligor, the obligor either had good and marketable title to the points related to such notes or a valid, binding and enforceable Contract to purchase such points, which Contract is no longer subject to any right of recession by the obligor, (iii) are not more than thirty (30) days past due, (iv) are not pledged as collateral to any lending facility (other than with respect to any Payoff Debt) and (v) the terms of any such promissory note have not been impaired, waived, altered, amended or modified in any respect that (I) forgives any principal amount of such promissory note or (II) provides for any deferral of any payment of principal or interest thereunder and a payment has not been made, or required to be made, since the date of such deferral and (y) the sum of any such promissory notes that are ineligible receivables as a result of bankruptcy of the maker or pending cease and desist orders.
“Environmental Claims” means any and all administrative, regulatory or judicial actions, judgments, demands, directives, claims, liens, or written notices of noncompliance or violation, in each case made by or from any person that allege liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or release of, or exposure to, any Hazardous Material at any location, or (2) the failure to comply with any Environmental Law.
“Environmental Laws” means as enacted and in effect on or prior to the Closing Date, any and all Laws, regulations, ordinances, codes, decrees, and binding rules promulgated by any applicable Governmental Authority with respect to Hazardous Materials, pollution, the environment (including ambient air, surface water, groundwater, potable water supply, land surface or subsurface strata), human health and safety (as it relates to exposure to Hazardous Materials) or natural resources, including the protection of endangered or threatened species and habitat, including, without limitation, the following: (A) the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 et seq.; (B) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq.; (C) the Clean Water Act, 33 U.S.C. Section 1251 et seq.; (D) the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; (E) the Toxic Substances Control Act, 15 U.S.C. Sections 2601-2629; (F) the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101 et seq.; (G) the Clean Air Act, 42 U.S.C. Section 7401 et seq.; and (H) the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq.
“Equitable Principles” means (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and (ii) general principles of equity (regardless of whether enforcement is sought in a Legal Proceeding at law or in equity).
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ESOP” means the Welk Hospitality Group, Inc. Employee Stock Ownership Plan.
“ESOP Trust” means the trust established under the ESOP for purposes of holding the ESOP’s assets.
“ESOP Trustee” means Alerus Financial, N.A., solely in its capacity as trustee of the ESOP Trust.
“Excluded Assets” means the assets that are transferred out of the Acquired Companies pursuant to the Pre-Closing Restructuring and set forth on Exhibit F.
“Ex-Im Laws” means all Laws relating to export, reexport, transfer and import controls, including, without limitation, the Export Administration Regulations, the International Traffic in Arms Regulations and customs and import Laws administered by U.S. Customs and Border Protection.
“Families First Act” means the Families First Coronavirus Response Act, (Pub. L. No. 116-127), as amended (including any amendments thereto by the CAA), and the guidance, rules and regulations promulgated thereunder.
“Fraud” means, in the case of a Party, such Party’s actual and intentional fraud with respect to the making of any of the representations and warranties contained in this Agreement; provided, that such actual and intentional fraud shall be deemed to exist only if such Party had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Party pursuant to this Agreement were actually false when made, and such misrepresentation was made with the express intention to deceive and to induce the other Party to enter into this Agreement and upon which the other Party reasonably relied. “Fraud” shall not include any other fraud claim based on, constructive fraud, negligent misrepresentation or omission or any similar theory.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time and consistently applied.
“Governmental Authority” means any government or governmental, judicial, administrative or regulatory body thereof, or political subdivision, commission or authority thereof, whether domestic, foreign, federal, state, provincial or local, intranational or supranational, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private), including the CDC.
“Hazardous Materials” means any substances or materials that are listed, regulated or defined under any Environmental Laws.
“Hogan Lovells” means the international legal practice that comprises Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.
“Immaterial Leased Real Property” means any real property leased, subleased or occupied by or to any Acquired Company or Managed Association pursuant to real property leases, subleases or occupancy agreements that (i) have a term of less than twelve (12) months and (A) do not automatically renew with or without the giving of notice or otherwise or (B) are terminable by the Acquired Companies or Managed Associations without penalty on ninety (90) days’ or less notice, or (ii) that involve annual payments of less than $100,000).
“Indebtedness” of any Person means, without duplication, the sum of:
(a)(i) the outstanding principal amount of and accrued and unpaid interest of (A) indebtedness of such Person for borrowed money and any premium, break fee or penalty payable in connection with terminating, unwinding or prepaying any such Indebtedness and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable and, for purposes of items (A) and (B), such indebtedness shall include all SBA, EIDL and PPP loans and obligations and any obligations under the CARES Act other than the PPP Loan; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and other current liabilities arising in the Ordinary Course of Business); (iii) all obligations of the type referred to in clauses (i) and (ii) of Persons other than the Acquired Companies for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or surety, to the extent such obligation is payable as of the date hereof or the Closing Date, as applicable; (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person; and (v) the capitalized portion of lease obligations under capitalized leases, and as determined in a manner consistent with the Agreed Adjustment Principles; plus
(b)accrued legal settlements and the Quality Structures settlement set forth on Exhibit A-3; plus

(c)any unpaid Taxes of any Acquired Company with respect to any Pre-Closing Period (which shall not be an amount less than zero in any jurisdiction, shall not be subject to reduction or offset by any Tax refunds and, for the avoidance of doubt, shall not include (1) any deferred Taxes (including resulting from installment notes and any deferred revenue) or (2) any Taxes of any Acquired Company that may be due as a result of its failure to qualify as, in the case of the Company, a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (and similar state and local Laws), or in the case of all other Acquired Companies, either a qualified subchapter S subsidiary or disregarded entity for U.S. federal income Tax purposes (and similar state and local income Tax purposes)); less
(d)an amount equal to 98.5% multiplied by the amount of Eligible Ownership Notes Receivable solely to the extent specifically identified as line item categories on Exhibit A3 and as determined in a manner consistent with the Agreed Adjustment Principles; less
(e)the outstanding principal amount of and accrued and unpaid interest under the indebtedness set forth on Section 11.1(a)(ii) of the Company Disclosure Schedule;
in each case, solely to the extent specifically identified as line item categories on Exhibit A-3; provided, however, that for the avoidance of doubt, in each case, Indebtedness of the Acquired Companies shall not include (X) any amounts taken into account in the calculation of the Adjusted Working Capital or Unpaid Company Transaction Expenses, (Y) any obligations under operating leases or (Z) any undrawn letter of credit, surety or similar instrument.
“Indemnification Escrow Agent” means JP Morgan Chase Bank, N.A.
“Indemnification Escrow Agreement” means that certain escrow agreement substantially in the form of Exhibit D by and among the Sellers’ Representative, on behalf of the Sellers, Parent and the Escrow Agent.
“Indemnification Escrow Amount” means Twenty Two Million Dollars ($22,000,000).
“Indemnification Escrow Funds” means, at any time, the portion of the Indemnification Escrow Amount then remaining, plus any interest accrued thereon.
“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law: any and all (i) works subject to copyrighted works whether or not published and all applications, registrations and renewals in connection therewith, (ii) patents, patent applications and patent and invention disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisions, renewals, extensions and reexaminations thereof, (iii) trade names, company names, business names, corporate names, fictitious names, trademarks, service marks, logos and trade dress, including all goodwill associated therewith, and all applications, registrations and renewals and common law rights in connection therewith, (iv) domain names, social media home pages and user names and handles, (v) trade secrets, confidential information, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), technology and other proprietary information of every kind and all rights therein or arising therefrom, (vi) computer software, including source and object code, firmware, development tools, algorithms, files, records, technical drawings and related documentation and manuals, and all rights therein or arising therefrom, (vii) drawings, schematics and other technical plans, (viii) data, databases and all rights therein or arising therefrom, (ix) rights of integrity, rights of attribution and other moral or paternal rights, (x) all other intellectual property and intellectual property rights and (xi) all rights and remedies arising from or in connection with any infringement or misappropriation or violation of any of the foregoing including all royalties, fees, income, payments and other proceeds now or hereafter due or payable.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, for the purposes of this Agreement with respect to the Company, the actual knowledge of Jonathan P. Fredricks, Carisa Azzi, Bruno Singh, Kristen Meyers, Chris Jhang and Amber Condron and the knowledge any such Person would reasonably be expected to have obtained upon reasonable investigation; provided, that “reasonable investigation” shall not include the obligation to conduct environmental sampling of any kind.
“Law” means all national, international, supranational, foreign, federal, state, multinational, provincial and local laws, common laws, statutes, codes, ordinances, rules, regulations, resolutions and Orders issued, rendered, promulgated or imposed under the jurisdiction of any Governmental Authority, including, for the avoidance of doubt, any of the foregoing issued, rendered, promulgated or imposed by any Governmental Authority in connection with COVID-19.
“Legal Proceeding” means (i) any actions, assessments, causes of action, suits, lawsuits, litigations, claims, grievances, Order, charges, complaints, arbitrations, investigations, examinations or proceedings (public or private, civil or criminal, whether in contract, tort or otherwise and whether at law or in equity) by or before a Governmental Authority or arbiter and (ii) any Tax Proceedings.
“Lien” means any hypothecation, charge, lien, encumbrance, pledge, mortgage, deed of trust, deed to secure Indebtedness, easement, encroachment or other security interest.
“Losses” means all actual out-of-pocket damages, losses, claims, liabilities, demands, charges, suits, penalties and expenses (including reasonable attorneys’ and other professionals’ fees and disbursements).
“LTIP” means the Welk Hospitality Group, Inc. Long-Term Incentive Plan.
“LTIP Award” means each award outstanding under the LTIP as of immediately prior to the Closing.
“Managed Associations” means those Associations that are managed by the Acquired Companies and set forth on Section 11.1(a)(vii) of the Company Disclosure Schedule.
“Merger Consideration” means, in accordance with this Agreement, (i) the right to receive, without interest, an amount, in cash, equal to the Per Share Cash Consideration, (ii) the right to receive (A) with respect to the ESOP and the Specified Person, without interest, an amount, in cash, equal to (x) the Cash Alternative Amount divided by (y) the number of Shares held by the ESOP and the Specified Person (in lieu of receipt of any Per Share Stock Consideration) and (B)

with respect to all Sellers other than the ESOP and the Specified Person, (x) a number of shares of Parent Common Stock equal to the Per Share Stock Consideration and (y) if applicable, an amount, in cash, in lieu of fractional shares of Parent Common Stock payable in accordance with Section 1.1(g)(v) and (iii) the contingent right to receive, without interest, the Per Share Contingent Consideration.
“NYSE” means the New York Stock Exchange.
“OFAC” means the Office of Foreign Asset Control of the U.S. Department of Treasury.
“Order” means any order, injunction, judgment, decree, determination, ruling, writ, assessment or arbitration or other award of a Governmental Authority.
“Ordinary Course of Business” means the ordinary and usual course of business of the Acquired Companies consistent with past practices over the past three (3) years; provided, that COVID-19 Actions shall not be deemed a departure or exclusion from, and shall be deemed, Ordinary Course of Business.
“Other Company Products” means any accommodation ownership or lease products, any accommodation short-term products, timeshare plans, fractional plans, exchange programs, short-term or long-term vacation packages or products, timeshare exit programs, sampler programs, hospitality products, travel or vacation clubs, or any other similar programs, structures, schemes, devices, or plans of any kind.
“Ownerships” means the timeshare interests in the Program, which is a time-share use as such term is defined in California Business & Professions Code §11212.
“Parent Common Stock” means the validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 per share.
“Parent Indemnitees” means Parent, Merger Sub I, Merger Sub II and its and their respective Affiliates (including, after the Closing, the Acquired Companies) and its and their respective successors and assigns, officers, managers, directors, employees, members, stockholders, agents and representatives.
“Parent Market Stock Price” means the closing price of Parent Common Stock reported on the NYSE for the Trading Day immediately prior to the date on which the applicable Parent Common Stock is to be issued pursuant to this Agreement.
“Parent Stock Price” means $134 per share of Parent Common Stock.
“Pass-Through Tax Returns” means income Tax Returns of the Company or any of its Subsidiaries where the Tax with respect to items reflected on the Tax Returns is imposed on one or more of the Sellers rather than on the Acquired Company. For avoidance of doubt, IRS Forms 1120S and any comparable state or local income Tax Returns of the Company are Pass-Through Tax Returns. Pass-Through Tax Returns also shall include the income Tax Returns of all non-U.S. Subsidiaries for any Tax Year ending on or before December 31, 2020.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65).
“Permits” means any approvals, authorizations, variances, exemptions, registrations, consents, licenses, permits or certificates obtained from a Governmental Authority.
“Permitted Liens” means (i) all Liens disclosed in Title Documents provided by Sellers or the Company to Parent prior to the date of this Agreement; (ii) Liens for Taxes, assessments or other governmental charges not yet due, payable or delinquent (or which may be paid without interest or penalties) for which the amount or validity of which is being contested in good faith by appropriate Legal Proceedings, and, in each case, for which adequate reserves have been established in accordance with GAAP and shown on the Balance Sheet; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business for which the amount or validity of which is being contested in good faith by appropriate Legal Proceedings; (iv) pledges, deposits or other Liens to the performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations (including, workers’ compensation, unemployment insurance or other social security legislation, but excluding Liens for Taxes); (v) zoning, entitlement and other land use and environmental regulations by any Governmental Authority; (vi) minor survey exceptions and matters as to the Managed Association Owned Real Property, Owned Real Property and Leased Real Property which would be disclosed by an accurate survey or inspection of such real property and which do not impair the current occupancy or current use of such Managed Association Owned Real Property, Owned Real Property and Leased Real Property; (vii) encumbrances, covenants, conditions, restrictions, easements and other matters, which would be disclosed by a policy or commitment of title insurance or by an ownership and encumbrance report which do not impair in any material respect the current occupancy or current use of such Managed Association Owned Real Property, Owned Real Property and Leased Real Property (viii) any Lien affecting the fee interest of any Leased Real Property not created or imposed by, or in connection with any action or inaction of, a Seller or an Acquired Company, provided that any such Lien is disclosed to Parent prior to Closing and not objected to by Parent prior to Closing; (ix) title of a lessor under a capital or operating lease; (x) any liens discharged or released at or in connection with Closing; (xi) non-exclusive licenses granted by any Acquired Company with respect to Intellectual Property owned or exclusively used by any Acquired Company, in the Ordinary Course of Business; (xii) all Liens granted in the Program Documents or Project Documents; and (xiii) Liens securing the indebtedness set forth on Section 11.1(a)(ii) of the Company Disclosure Schedule.
“Per Share Cash Consideration” means an amount, in cash, equal to (i) the dollar amount of the Cash Consideration, divided by (ii) the number of Shares.
“Per Share Contingent Consideration” means an amount, in cash, equal to (i) the amount of any Contingent Consideration, divided by (ii) the number of Shares.

“Per Share Stock Consideration” means an amount of shares of Parent Common Stock equal to (i) the number of shares of Parent Common Stock constituting the Stock Consideration divided by (ii) the sum of (A) the number of Shares minus (B) the aggregate number of Shares held of record by the ESOP Trust and the Specified Person immediately prior to the Effective Time.
“Personal Information” means any data or information that is acquired, held or controlled by any Acquired Company that, alone or in combination with any other data or information, can be used to specifically identify an individual.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.
“PPP Loan Escrow Agent” means Western Alliance Bank.
“PPP Loan Escrow Amount” means (i) if there is any Indebtedness owed by the Acquired Companies on the PPP Loan as of the Closing, then the aggregate amount of such Indebtedness as of the Closing plus an amount equal to the amount of interest that would be accrued on such Indebtedness as of the maturity date of the PPP Loan plus an amount equal to the fees payable to the PPP Loan Escrow Agent; and (ii) in all other cases, $0.
“PPP Loan Escrow Agreement” means that certain escrow agreement substantially in the form of Exhibit H, by and between the Company and the PPP Loan Escrow Agent, pursuant to which the PPP Loan Escrow Agent is to hold and disburse the PPP Loan Escrow Amount.
“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of a Straddle Period beginning before the Closing Date and ending on the Closing Date.
“Pre-Closing Restructuring” means the transfer of certain assets of the Acquired Companies prior to the Closing to an Affiliate of the Acquired Companies as described in the Pre-Closing Restructuring Plan.
“Pre-Closing Restructuring Plan” means the transactions to be undertaken or effected by the Acquired Companies, Sellers and their respective Affiliates to implement the Pre-Closing Restructuring set forth as Exhibit F to this Agreement, with such amendments or modifications that the Company deems to be necessary and that do not result in increased liabilities to Parent, Merger Sub I or Merger Sub II or decreased value of the Acquired Companies.
“Program” means the Welk Resorts Platinum Program, which is a multi-location, points-based, time-share use plan with nonspecific time-share interests, as such terms are defined in California Business & Professions Code §11212.
“Program Documents” means each of those instruments establishing the Program and governing the use and operation of the Program, and any and all amendments and modifications to such instruments.

“Property Condition Appraisals” means an aggregate amount equal to $77,200, which represents the aggregate cost for conducting third party property condition appraisals at the Owned Real Properties.
“Pro Rata Percentage” means, with respect to each Seller, the percentage determined by dividing (x) the number of Shares owned by such Seller by (y) the total number Shares, as illustrated next to each Seller’s name on Exhibit B.
“Project Documents” means the condominium declaration, public offering statement, Association formation documents, and covenants, conditions and restrictions establishing and governing each Project, and any and all amendments and modifications to such documents, statements, agreements or instruments.
“Parent Material Adverse Effect” means (i) a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent or (ii) any event, change, occurrence, circumstance or effect that, when taken individually or together with all other adverse events, changes, occurrences, circumstances or effects, would, or is reasonably expected to, prevent or materially hinder or delay Parent, Merger Sub I or Merger Sub II from consummating the Transaction or performing its obligations under this Agreement.
“Parent Fundamental Representations” means those representations and warranties set forth in Sections 4.1, 4.2, 4.7, 4.8, and 4.10.
“Release of Claims Escrow Agreement” means that certain escrow agreement substantially in the form of Exhibit D by and among the Specified Person, the other Persons set forth therein and the Escrow Agent.
“Required Consents” means those consents of third parties under the Contracts set forth on Section 11.1(a)(iv) of the Company Disclosure Schedule to the consummation of the Transaction.
“Retained Marks” means the trademarks identified on Section 11.1(a)(v) of the Company Disclosure Schedule, solely to the extent of their use in the United States Patent and Trademark Office trademark class 43, which will be transferred by the Company to Welk Group, Inc. in connection with the Pre-Closing Restructuring.
“RWI Policy” means a representation and warranty liability insurance policy that is procured by Parent, is bound at signing and takes effect at Closing insuring against the breach by the Acquired Companies or Sellers of their respective representations or warranties set forth in this Agreement or the Letters of Transmittal in the form attached hereto as Exhibit E.
“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).
“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im laws, including (i) any Person listed on any applicable U.S. or foreign sanctions- or export-related restricted party list, including OFAC’s Specifically

Designated Nationals and Blocked Persons List, (ii) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) above or (iii) any national of a Sanctioned Country.
“Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council and the European Union.
“Schedules” means the Company Disclosure Schedule.
“Securities Act” means the Securities Act of 1933.
“Shareholders Agreements” means, collectively, that certain Shareholders’ Agreement, dated as of January 1, 2012, and that certain Shareholders’ Agreement, dated as of January 1, 2013, in each case by and among the Company and the other parties thereto (or made parties thereto from time to time), and in each case as amended, modified or supplemented, from time to time.
“Special Tax Escrow Amount” means, subject to Section 1.3(d) and Section 6.33, Five Million Dollars ($5,000,000).
“Special Tax Escrow Agreement” means that certain escrow agreement substantially in the form of Exhibit D by and among the Sellers’ Representative, on behalf of the Sellers, Parent and the Escrow Agent.
“Special Tax Escrow Funds” means, at any time, the portion of the Special Tax Escrow Amount then remaining, plus any interest accrued thereon.
“SPEs” means collectively, the special purpose entities identified on Section 11.1(a)(vi) of the Company Disclosure Schedule.
“Straddle Period” means any taxable period that begins before the Closing Date and ends after the Closing Date.
“Stock Consideration” means that number of shares of Parent Common Stock equal to (i) 50% of the Estimated Purchase Price divided by (ii) the Parent Stock Price.
“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests is owned, directly or indirectly, by another Person.
“Tax” or “Taxes” means any federal, state, local or foreign taxes, charges, fees, levies or other similar assessments or liabilities (including income, receipts, ad valorem, value added, excise, real or personal property, sales, occupation, service, stamp, transfer, registration, natural resources, severance, premium, windfall or excess profits, environmental, customs, duties, use, licensing, escheat, unclaimed property, withholding, employment, social security, unemployment, disability, payroll, share, capital, surplus, alternative, minimum, add-on minimum, estimated, franchise or any other taxes, charges, fees, levies or other similar assessments or liabilities of any kind whatsoever and denominated by any name whatsoever), whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund, schedule or information return (including, in each case, any schedule, statement or attachment thereto), and including any amendment thereof, filed or required to be filed with a Taxing Authority in respect of any Taxes.
“Taxing Authority” means the IRS or any Governmental Authority, board, bureau, body, department or authority having jurisdiction with respect to any Tax.
“Title Document” means any policy or commitment of title insurance or an ownership and encumbrance report.
“Trading Day” means any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.
“Transaction” means the transactions contemplated by this Agreement, including Merger I and Merger II, and the other Transaction Agreements.
“Transaction Agreements” means this Agreement, the Restrictive Covenant Agreements, the Letters of Transmittal, the Voting Agreements, the Adjustment Escrow Agreement, the Indemnification Escrow Agreement, the PPP Escrow Agreement, the Special Tax Escrow Agreement, the Release of Claims Escrow Agreement, the Indemnification Agreement, the Confidentiality Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to which Parent, Merger Sub I, Merger Sub II, the Company or a Seller is a party or to be executed by Parent, Merger Sub I, Merger Sub II, the Company or a Seller in connection with the consummation of the Transaction.
“Transaction Bonus Payments” means any payments that become due and payable to the employees of the Acquired Companies as a result of or in connection with the Transaction in an amount not to exceed 0.5% of the Estimated Purchase Price.
“Transaction Tax Deductions” means the LTIP Settlement Amount and any other items taken into account in computing Unpaid Company Transaction Expenses, regardless of whether such items are paid on or before the Closing.
“Unpaid Company Transaction Expenses” means, without duplication and only to the extent not paid as of the close of business on the Business Day immediately prior to the Closing (i) the collective amount of all out-of-pocket costs and expenses incurred by the Acquired Companies in connection with the sale of the Acquired Companies payable by the Acquired Companies to outside legal counsel, accountants, advisors, brokers and other third parties (including and any fees due to the PPP Loan Escrow Agent under the PPP Loan Escrow Agreement) (ii) plus the Aggregate Transaction Bonus Payments, (iii) plus the LTIP Settlement Amount, (iv) plus transaction bonuses, or any bonus, stay bonus, sale bonus or transaction completion bonus that are due to any employee, officer or director of the Acquired Companies directly as a result of (in whole or in part) the consummation of the Transactions pursuant to any Contract entered into by any Acquired Company prior to the Closing and (v) minus the amount of the Property Condition Appraisals other than to the extent payable by the Acquired Companies following the Closing; provided, however, that Unpaid Company Transaction Expenses shall not include (A) any amounts taken into account in the calculation of the Closing Date Indebtedness, (B) any bonus, incentive, change in control, retention or similar payments to the extent such payments are subject to post-closing service, termination or other vesting requirements (such as double-trigger arrangements) or (C) any prepayment penalties, redemption premiums, call premiums, make-whole payments or similar fees, costs, expenses or penalties incurred in relation to the payment of any Indebtedness.
“Working Capital Adjustment Amount” means the Adjusted Working Capital minus the Adjusted Working Capital Target, which, for the avoidance of doubt, may be a negative number.
(b)Terms Defined Elsewhere in This Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:
Accounting Referee                                    Section 1.4(c)(ii)
Affordable Care Act                                    Section 3.15(h)
Agreed Working Capital Principles                            Section 11.1(a)
Agreement                                        Preamble
ASTM                                            Section 3.12(a)
Balance Sheet Date                                    Section 3.5(a)
Balance Sheet                                        Section 3.5(a)
Book-Entry Shares                                    Section 1.1(e)(ii)
Business Employees                                    Section 6.6(a)
Business                                        Recitals
Certificate of Merger I                                Section 1.1(d)
Certificate of Merger II                                Section 1.1(d)
Certificate of Merger                                    Section 1.1(d)
Certificate                                        Section 1.1(e)(ii)
CGCL                                            Recitals
Claim                                            Section 9.3(a)
Claims Notice                                        Section 9.3(b)
Closing Date                                        Section 2.1
Closing Payments                                    Section 1.3
Closing Statement                                    Section 1.4(b)
Closing                                        Section 2.1
Company 401(k) Plan                                    Section 6.13
Company Board                                    Recitals
Company Disclosure Schedule                            Article III
Company Financial Statements                            Section 3.5(a)
Company Stock                                    Section 3.4(a)
Company                                        Preamble
Continuing Employees                                Section 6.6(b)
Contracting Parties                                    Section 10.19
Cross-Use Amendments                                Section 6.16(b)

D&O Costs                                        Section 6.7(a)
D&O Expenses                                    Section 6.7(a)
D&O Indemnifiable Claim                                Section 6.7(a)
D&O Indemnification Agreements                         Section 3.13(a)(xiii)
D&O Indemnified Person                                Section 6.7(a)
D&O Indemnifying Party                                Section 6.7(a)
D&O Tail Policy                                    Section 6.7(a)
Deficit                                         Section 1.4(d)(ii)
Dispute Notice                                 Section 1.4(c)(i)
Dissenting Shares                                 Section 1.1(e)(iii)
EBITDA                                        Section 6.6(d)
Effective Time                                    Section 1.1(d)
Employee Welfare Plans                                Section 11.1(a)
Environmental Permits                             Section 3.12(a)(iv)
ESOP Trustee Insurance Policy                            Section 3.17(c)
ESOP-Related Claims                                    Section 9.1(a)(i)
Estimated Adjusted Working Capital                            Section 1.4(a)
Estimated Closing Date Cash                                Section 1.4(a)
Estimated Closing Date Indebtedness                            Section 1.4(a)
Estimated Purchase Price                                Section 1.2
Estimated Unpaid Company Transaction Expenses                    Section 1.4(a)
Exchange Agent                                    Section 1.1(f)
Exchange Fund                                    Section 1.1(g)(i)
FCC Application                                    Section 6.2(g)
FCC Consent                                        Section 6.2(g)
FCC License                                        Section 3.9(b)
FCC                                            Section 3.9(b)
Final Adjusted Working Capital                            Section 1.4(d)
Final Closing Date Cash                                Section 1.4(d)
Final Closing Date Indebtedness                            Section 1.4(d)
Final Unpaid Company Transaction Expenses                    Section 1.4(d)
Financing                                        Section 6.22
Governmental Approval                                Section 3.3(b)
Historical Principles                                    Section 11.1(a)
Indemnification Agreement                                Section 2.2(s)
Insurance Policies                                    Section 3.17
Intervening Liens                                    Section 6.26(a)
IT Contract                                        Section 3.14(j)
Leased Real Property                                    Section 3.11(b)
Letter of Transmittal                                    Section 1.1(g)(ii)
License Amendments                                    Section 6.16(a)
Litigation                                        Section 10.6
LTIP Settlement Amount                                Section 2.4
Management Agreement                                Section 3.11(j)
Marketing Agreements                             Section 3.13(a)(viii)
Material Contracts                                    Section 3.13(a)

Material Vendor                                    Section 3.24(a)
Merger I                                        Recitals
Merger II                                        Recitals
Merger Sub I                                        Preamble
Merger Sub II                                        Preamble
Mergers                                        Recitals
Monthly Financials                                    Section 6.1(a)
Multiemployer Plan                                    Section 3.15(c)
New Names and Marks                                Section 6.18
New Plans                                        Section 6.6(b)
Non-Party Affiliates                                    Section 10.19
Other Pre-Closing Tax Returns                            Section 10.3(a)
Outside Date                                        Section 8.1(b)
Outstanding Claims                                    Section 9.3(c)
Owned Real Property                                    Section 3.11(a)
Ownership Receivables                                Section 3.26
Parent 401(k) Plan                                    Section 6.13
Parent Common Stock                                Section 1.1(e)(i)
Parent Parties                                        Section 10.1(a)
Parent Stock                                        Section 4.10
Parent                                            Preamble
Parties                                            Preamble
Party                                            Preamble
Payoff Debt                                        Section 2.2(e)
Payoff Letters                                        Section 2.2(e)
PDF                                            Section 10.11
PPP Loan                                        Section 3.23
Pre-Closing Restructuring Claims                            Section 9.1(a)(iv)
Pre-Closing Statement                                Section 1.4(a)
Projects                                        Section 3.25(a)
Proposal                                        Section 6.20
Purchase Price                                        Section 1.2
Real Property Lease                                    Section 3.11(b)
Receivables                                        Section 3.19
Reference Date                                    Section 4.10
Registration Statement                                Section 6.25
Release of Claims                                    Section 6.31(a)
Representative Expense Fund                                Section 10.18(b)
Required Consents                                    Section 3.3(a)
Restrictive Covenant Agreements                            Section 6.28
Rev. Proc. 2018-12                                    Section 1.1(c)(ii)
Sample Closing Statement                                Section 1.4(a)
SBA                                            Section 3.10(s)
Scheduled Indemnification Claims                            Section 9.1(a)(v)
Scheduled Intellectual Property                            Section 3.14(a)
SEC                                            Section 4.11(a)

SEC Reports                                        Section 4.11(a)
Section 357(c) Spreadsheet                                Section 6.32
Seller Approval                                    Section 6.26(c)
Seller Notice                                        Section 6.26(a)
Seller Parties                                        Section 10.1(a)
Seller Tax Proceeding                                    Section 10.3(a)(i)
Seller(s)                                        Recitals
Sellers’ Representative                                Preamble
Separate Counsel Expenses                                Section 9.3(c)(ii)
Shares                                            Recitals
Specified Person                                    Section 1.1(g)(ii)
Subject Materials                                    Section 9.3(b)(iii)
Surplus                                        Section 1.4(d)(i)
Surviving Corporation II                                Section 1.1(a)(ii)
Surviving Corporation                                Section 1.1(a)
Tax Proceeding                                     Section 10.3(a)(i)
Tax-Related Claims                                    Section 9.1(a)(iii)
Termination Date                                     Section 9.1(c)
Trade Control Laws                                     Section 3.20(a)
Transaction-Related Claims                                Section 9.1(a)(ii)
Unaudited Financial Statements                            Section 3.5(a)(i)
Voting Agreements                                    Preamble
Waived 280G Benefits                                Section 6.29
WARN Act                                         Section 3.16(f)
WKSI                                            Section 4.11(a)

11.2Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)the preamble and recitals of this Agreement are incorporated into and shall constitute a part of this Agreement;
(b)a capitalized term has the meaning assigned to it herein;
(c)an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;
(d)references in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;
(e)the Exhibits and Schedules to this Agreement are an integral part of this Agreement and are hereby incorporated herein and made a part hereof as if set forth herein;

(f)references to Articles, Sections, and Exhibits shall refer to articles, sections, and exhibits of this Agreement, unless otherwise specified;
(g)the table of contents and headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof;
(h)the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, and the words “the date hereof” when used in this Agreement refer to the date of this Agreement;
(i)unless specifically stated otherwise, where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant Parties or their representatives, including, in the case of “made available” to the Parent, material that has been posted in the Data Room as of 12:00 a.m. Eastern Time on January 25, 2021;
(j)this Agreement shall be construed without regard to any presumption or other rule requiring construction against the Party that drafted and caused this Agreement to be drafted;
(k)all terms defined in this Agreement have the defined meanings when used in any Schedule or Exhibit to this Agreement, any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;
(l)time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;
(m)all monetary figures shall be in United States dollars unless otherwise specified;
(n)references to “include,” “includes” or “including” in this Agreement are deemed to be followed by the words “without limitation,” whether or not so specified;
(o)references to “day” or “days” are to calendar days;
(p)references to time are to US Eastern Time unless otherwise expressly specified;
(q)references to a Person are also to its successors and permitted assigns;
(r)references to a “Seller” or an ESOP “participant” are to such Person in such capacity;

(s)the use of “or” is not intended to be exclusive unless expressly indicated otherwise;
(t)any statute defined or referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession or comparable successor statutes;
(u)the Microsoft Excel version of Exhibit A (and each subpart thereof (e.g., Exhibit A-1, Exhibit A-2, etc.)) shall be the definitive Exhibit A for all purposes under this Agreement, notwithstanding that the parties may include a PDF or other digital or hard copy form thereof with any copies of this Agreement; and
(v)an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements, or (iii) such item is taken into account on the balance sheet or financial statements and is specifically set forth in the notes thereto.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

MERGER SUB I:
SOMMELIER ACQUISITION CORP.
By:	/s/ John E. Geller, Jr.
Name: John E. Geller, Jr.
Title: Vice President

MERGER SUB II:
CHAMPAGNE RESORTS INC.
By:	/s/ John E. Geller, Jr.
Name: John E. Geller, Jr.
Title: Vice President

PARENT:
MARRIOTT VACATIONS WORLDWIDE CORPORATION
By:	/s/ John E. Geller, Jr.
Name: John E. Geller, Jr.
Title: President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement or have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

WELK HOSPITALITY GROUP, INC.
By:	/s/ Jonathan P. Fredricks
Name: Jonathan P. Fredricks
Title: President & Chief Executive Officer

THE SELLERS' REPRESENTATIVE:
/s/ Jonathan P. Fredricks
Jonathan P. Fredricks

[Signature Page to Agreement and Plan of Merger]